LOAN AGREEMENT

Dated as of November 22, 2004

Between

MAGUIRE PROPERTIES-IRVINE MV CAMPUS, LLC,
as Borrower

and

COLUMN FINANCIAL, INC.,
as Lender

TABLE OF CONTENTS

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SCHEDULES

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<u>LOAN AGREEMENT</u>

THIS LOAN AGREEMENT, dated as of November 22, 2004 (as amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time, this "Agreement"), between COLUMN FINANCIAL, INC., a Delaware corporation having an address at 11 Madison Avenue, New York, New York 10010 ("Lender"), and MAGUIRE PROPERTIES-IRVINE MV CAMPUS, LLC, a Delaware limited liability company, having its principal place of business and chief executive office at 333 South Grand Avenue, Suite 400, Los Angeles, CA 90071 ("Borrower").

W I T N E S S E T H:

WHEREAS, Borrower desires to obtain the Loan (as hereinafter defined) from Lender; and

WHEREAS, Lender is willing to make the Loan to Borrower, subject to and in accordance with the terms of this Agreement and the other Loan Documents (as hereinafter defined).

NOW THEREFORE, in consideration of the making of the Loan by Lender and the covenants, agreements, representations and warranties set forth in this Agreement, the parties hereto hereby covenant, agree, represent and warrant as follows:

I.   **DEFINITIONS; PRINCIPLES OF CONSTRUCTION**

Section 1.1. <u>Definitions</u>. For all purposes of this Agreement, except as otherwise expressly required or unless the context clearly indicates a contrary intent:

"Acquired Property" shall have the meaning set forth in <u>Section 5.1.11(f)(i)</u> hereof.

"Acquired Property Statements" shall have the meaning set forth in <u>Section 5.1.11(f)(i)</u> hereof.

"Additional Insolvency Opinion" shall have the meaning set forth in <u>Section 4.1.30(c)</u> hereof.

"Affiliate" shall mean, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by or is under common control with such Person or is a director or officer of such Person or of an Affiliate of such Person.

"Affiliated Loans" shall mean a loan made by Lender to an Affiliate of Borrower or any Guarantor.

"Affiliated Manager" shall mean any Manager in which Borrower, Principal, or any Guarantor has, directly or indirectly, any legal, beneficial or economic interest.

"ALTA" shall mean American Land Title Association, or any successor thereto.

"Annual Budget" shall mean the operating budget, including all planned Capital Expenditures, for the Property prepared by Borrower for the applicable Fiscal Year or other period.

"Applicable Interest Rate" shall mean a rate of Five and Sixty-Six One-Thousandths percent (5.066%) per annum.

"Approved Annual Budget" shall have the meaning set forth in Section 5.1.11(d) hereof.

"Assignment of Leases" shall mean that certain first priority Assignment of Leases and Rents, dated as of the date hereof, from Borrower, as assignor, to Lender, as assignee, assigning to Lender all of Borrower's interest in and to the Leases and Rents as security for the Loan, as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time.

"Assignment of Management Agreement" shall mean that certain Assignment of Management Agreement and Subordination of Management Fees, dated as of the date hereof, among Lender, Borrower and Manager, as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time.

"Award" shall mean any compensation paid by any Governmental Authority in connection with a Condemnation.

"Bankruptcy Action" shall mean with respect to any Person (a) such Person filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (b) the filing of an involuntary petition against such Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or soliciting or causing to be solicited petitioning creditors for any involuntary petition against such Person; (c) such Person filing an answer consenting to or otherwise acquiescing in or joining in any involuntary petition filed against it, by any other Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or soliciting or causing to be solicited petitioning creditors for any involuntary petition from any Person; (d) such Person consenting to or acquiescing in or joining in an application for the appointment of a custodian, receiver, trustee, or examiner for such Person or any portion of the Property; or (e) such Person making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due.

"Bankruptcy Code" shall mean Title 11 of the United States Code, 11 U.S.C. § 101 et seq., as the same may be amended from time to time, and any successor statute or statutes and all rules and regulations from time to time promulgated thereunder, and any comparable foreign laws relating to bankruptcy, insolvency or creditor's rights or any other Federal or state bankruptcy or insolvency law.

"Basic Carrying Costs" shall mean, for any period, the sum of the following costs: (a) Taxes, (b) Insurance Premiums and (c) Other Charges.

"Borrower" shall have the meaning set forth in the introductory paragraph hereto, together with its successors and permitted assigns.

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"Business Day" shall mean any day other than a Saturday, Sunday or any other day on which national banks in New York, New York are not open for business.

"Capital Expenditures" shall mean, for any period, the amount expended for items capitalized under GAAP (including expenditures for building improvements or major repairs, leasing commissions and tenant improvements).

"Cash Expenses" shall mean, for any period, the Operating Expenses for the operation of the Property as set forth in an Approved Annual Budget to the extent that such expenses are actually incurred by Borrower minus any payments into the Tax and Insurance Escrow Fund.

"Cash Management Account" shall have the meaning set forth in Section 2.7.2(a) hereof.

"Cash Management Agreement" shall mean that certain Cash Management Agreement, dated as of the date hereof, by and between Borrower and Lender, and acknowledged by Manager, as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time.

"Casualty" shall have the meaning set forth in Section 6.2 hereof.

"Casualty Consultant" shall have the meaning set forth in Section 6.4(b)(iii) hereof.

"Casualty Retainage" shall have the meaning set forth in Section 6.4(b)(iv) hereof.

"Closing Date" shall mean the date of the funding of the Loan.

"Code" shall mean the Internal Revenue Code of 1986, as amended, as it may be further amended from time to time, and any successor statutes thereto, and applicable U.S. Department of Treasury regulations issued pursuant thereto in temporary or final form.

"Condemnation" shall mean a temporary or permanent taking by any Governmental Authority as the result or in lieu or in anticipation of the exercise of the right of condemnation or eminent domain, of all or any part of the Property, or any interest therein or right accruing thereto, including any right of access thereto or any change of grade affecting the Property or any part thereof.

"Condemnation Proceeds" shall have the meaning set forth in Section 6.4(b) hereof.

"Covered Disclosure Information" shall have the meaning set forth in Section 9.2 (b) hereof.

"CSFB" shall mean Credit Suisse First Boston LLC and its successors in interest.

"Debt" shall mean the outstanding principal amount set forth in, and evidenced by, this Agreement and the Note together with all interest accrued and unpaid thereon and all other sums (including the Yield Maintenance Premium) due to Lender in respect of the Loan under the Note, this Agreement, the Mortgage and the other Loan Documents.

"Debt Service" shall mean, with respect to any particular period of time, scheduled principal and/or interest payments due under this Agreement and the Note.

"Debt Service Coverage Ratio" shall mean a ratio for the applicable period in which:

(a)   the numerator is the Net Operating Income (excluding interest on credit accounts) for such period as set forth in the financial statements required hereunder; and

(b)   the denominator is the aggregate amount of principal and interest due and payable on the Loan.

"Default" shall mean the occurrence of any event hereunder or under any other Loan Document which, but for the giving of notice or passage of time, or both, would be an Event of Default.

"Default Determination Ratio" shall have the meaning set forth in Section 9.3 hereof.

"Disclosure Document" shall mean a prospectus, prospectus supplement, private placement memorandum, offering memorandum, offering circular, term sheet, road show presentation materials or other offering documents or marketing materials, in each case in preliminary or final form, used to offer Securities in connection with a Securitization.

"Discount Rate" shall mean a rate of interest equal to the Treasury Rate minus 50 basis points.

"Eligibility Requirements" shall mean, with respect to any Person, that such Person (i) has total assets (in name or under management) in excess of $750,000 and (except with respect to a pension advisory firm or similar fiduciary) capital/statutory surplus or shareholder's equity of $300,000 and (ii) is regularly engaged in the business of owning and operating commercial real estate properties of the type and size comparable to the Property.

"Eligible Account" shall mean a separate and identifiable account from all other funds held by the holding institution that is either (a) an account or accounts maintained with a federal or state-chartered depository institution or trust company which complies with the definition of Eligible Institution or (b) a segregated trust account or accounts maintained with a federal or state chartered depository institution or trust company acting in its fiduciary capacity which, in the case of a state chartered depository institution or trust company, is subject to regulations substantially similar to 12 C.F.R. §9.10(b), having in either case a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

"Eligible Institution" shall mean a depository institution or trust company, the short term unsecured debt obligations or commercial paper of which are rated at least "A-1+" by S&P, "P-1" by Moody's and "F-1+" by Fitch in the case of accounts in which funds are held for thirty (30) days or less (or, in the case of accounts in which funds are held for more than thirty (30) days, the long term unsecured debt obligations of which are rated at least "AA" by Fitch and S&P and "Aa2" by Moody's).

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"Environmental Indemnity" shall mean that certain Environmental Indemnity Agreement, dated as of the date hereof, executed by Borrower and Guarantor in connection with the Loan for the benefit of Lender, as the same may be amended, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"Event of Default" shall have the meaning set forth in Section 8.1(a) hereof.

"Excess Cash Flow" shall have the meaning set forth in Section 2.7.2(b) hereof.

"Exchange Act" shall have the meaning set forth in Section 9.2(a) hereof.

"Exchange Act Filing" shall have the meaning set forth in Section 5.1.11(i) hereof.

"Extraordinary Expense" shall have the meaning set forth in Section 5.1.11(e) hereof.

"Fiscal Year" shall mean each twelve (12) month period commencing on January 1 and ending on December 31 during each year of the term of the Loan.

"Fitch" shall mean Fitch, Inc.

"GAAP" shall mean generally accepted accounting principles in the United States of America as of the date of the applicable financial report.

"Governmental Authority" shall mean any court, board, agency, commission, office or other authority of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence.

"Gross Income from Operations" shall mean, for any period, all income, computed in accordance with GAAP, derived from the ownership and operation of the Property from whatever source during such period, including, but not limited to, Rents, utility charges, escalations, forfeited security deposits, interest on credit accounts, service fees or charges, license fees, parking fees, rent concessions or credits, and other pass-through or reimbursements paid by tenants under the Leases of any nature but excluding Rents from month-to-month tenants or tenants that are included in any Bankruptcy Action, sales, use and occupancy or other taxes on receipts required to be accounted for by Borrower to any Governmental Authority, refunds and uncollectible accounts, sales of furniture, fixtures and equipment, Insurance Proceeds and Condemnation Proceeds (other than business interruption or other loss of income insurance), and any disbursements to Borrower from the Tax and Insurance Escrow Fund, the Rollover Reserve Fund, or any other escrow fund established by the Loan Documents.

"Guarantor" shall mean Maguire Properties, L.P., a Maryland limited partnership.

"Guaranty" shall mean that certain Guaranty, dated as of the date hereof, from Guarantor to Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

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"Improvements" shall have the meaning set forth in the granting clause of the Mortgage.

"Indebtedness" of a Person, at a particular date, means the sum (without duplication) at such date of (a) all indebtedness or liability of such Person (including, without limitation, amounts for borrowed money and indebtedness in the form of mezzanine debt and preferred equity); (b) obligations evidenced by bonds, debentures, notes, or other similar instruments; (c) obligations for the deferred purchase price of property or services (including trade obligations); (d) obligations under letters of credit; (e) obligations under acceptance facilities; (f) all guaranties, endorsements (other than for collection or deposit in the ordinary course of business) and other contingent obligations to purchase, to provide funds for payment, to supply funds, to invest in any Person or entity, or otherwise to assure a creditor against loss; and (g) obligations secured by any Liens, whether or not the obligations have been assumed.

"Indemnified Person" shall have the meaning set forth in Section 9.2(b) hereof.

"Indemnifying Person" shall mean each of Borrower and Guarantor.

"Independent Director" or "Independent Manager" shall mean a Person who is not at the time of initial appointment, or at any time while serving as a director or manager, as applicable, and has not been at any time during the preceding five (5) years: (a) a stockholder, director (with the exception of serving as the Independent Director or Independent Manager), officer, employee, partner, member, manager, contractor, attorney or counsel of the Principal, Borrower or any Affiliate of either of them; (b) a customer, creditor, supplier or other person who derives any of its purchases or revenues from its activities with the Principal, Borrower or any Affiliate of either of them; (c) a Person controlling or under common control with any such stockholder, director, officer, partner, member, manager, contractor, customer, creditor, supplier or other Person; or (d) a member of the immediate family of any such stockholder, director, officer, employee, partner, member, manager, contractor, customer, creditor, supplier or other Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of management, policies or activities of a Person, whether through ownership of voting securities, by contract or otherwise.

"Insolvency Opinion" shall mean that certain non-consolidation opinion letter dated the date hereof delivered by Richards Layton & Finger PA in connection with the Loan.

"Institutional Investor" shall mean:

    (A)   a real estate investment trust, investment bank, insurance company, pension plan, pension fund or pension advisory firm or mutual fund, provided that any such Person referred to in this clause (A) satisfies the Eligibility Requirements;

    (B)   an investment company, money management firm or "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended, or an institutional "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended, provided that any such Person referred to in this clause (B) satisfies the Eligibility Requirements;

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(C)   an institution substantially similar to any of the foregoing entities described in clauses (A) or (B) that satisfies the Eligibility Requirements;

(D)   any entity Controlled by any of the entities described in clauses (A) or (C) above;

(E)   an investment fund, limited liability company, limited partnership or general partnership where an entity that is otherwise an Institutional Investor under clauses (A), (B), (C) or (D) of this definition acts as the general partner, managing member or fund manager and at least 50% of the equity interests in such investment vehicle are owned, directly or indirectly by one or more entities that are otherwise Institutional Investors under clauses (A), (B), (C) or (D) of this definition; or

(F)   a Person (i) with a long-term unsecured debt rating from each of the Rating Agencies rating the Securities of at least "investment grade" that (ii) owns, controls or operates, with its Affiliates, office buildings totalling at least 4,000,000 square feet of gross leasable area (exclusive of the Property), has with its Affiliates a net worth, as of a date no more than three (3) months prior to the date of such Transfer, of at least $300 million, and immediately prior to such Transfer, controls with its Affiliates real estate assets of at least $750 million.

"Insurance Premiums" shall have the meaning set forth in Section 6.1(b) hereof.

"Insurance Proceeds" shall have the meaning set forth in Section 6.4(b) hereof.

"Lease" shall mean any lease, sublease or subsublease, letting, license, concession or other agreement (whether written or oral and whether now or hereafter in effect) pursuant to which any Person is granted a possessory interest in, or right to use or occupy all or any portion of any space in the Property, and (a) every modification, amendment or other agreement relating to such lease, sublease, subsublease, letting, license, concession or other agreement entered into in connection with such lease, sublease, subsublease, letting, license, concession or other agreement and (b) every guarantee of the performance and observance of the covenants, conditions and agreements to be performed and observed by the other party thereto.

"Legal Requirements" shall mean all federal, state, county, municipal and other governmental statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions of Governmental Authorities affecting the Property or any part thereof, or the construction, use, alteration or operation thereof, or any part thereof, whether now or hereafter enacted and in force, and all permits, licenses and authorizations and regulations relating thereto, and all covenants, agreements, restrictions and encumbrances contained in any instruments, either of record or known to Borrower, at any time in force affecting the Property or any part thereof, including, without limitation, any which may (a) require repairs, modifications or alterations in or to the Property or any part thereof, or (b) in any way limit the use and enjoyment thereof.

"Lender" shall have the meaning set forth in the introductory paragraph hereto, together with its successors and assigns.

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"Liabilities" shall have the meaning set forth in Section 9.2(b) hereof.

"Licenses" shall have the meaning set forth in Section 4.1.22 hereof.

"Lien" shall mean any mortgage, deed of trust, deed to secure debt, lien, pledge, hypothecation, assignment, security interest, or any other encumbrance, charge or transfer of, on or affecting Borrower, the Property, any portion thereof or any interest therein, including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, and mechanic's, materialmen's and other similar liens and encumbrances.

"Loan" shall mean the loan made by Lender to Borrower pursuant to this Agreement.

"Loan Documents" shall mean, collectively, this Agreement, the Note, the Mortgage, the Assignment of Leases, the Environmental Indemnity, the Assignment of Management Agreement, the Guaranty, the Cash Management Agreement and all other documents executed and/or delivered in connection with the Loan.

"Loan to Value Ratio" shall mean the ratio, as of a particular date, in which the numerator is equal to the outstanding principal balance of the Debt and the denominator is equal to the appraised value of the Property as determined by Lender in its reasonable discretion.

"Lockbox Account" shall have the meaning set forth in Section 2.7.1(a) hereof.

"Lockbox Bank" shall mean Bank of the West or any successor or permitted assigns thereof.

"Management Agreement" shall mean the management agreement entered into by and between Borrower and Manager, pursuant to which Manager is to provide management and other services with respect to the Property, or, if the context requires, the Replacement Management Agreement.

"Manager" shall mean Maguire Properties, L.P. and Maguire Properties Services, Inc., or, if the context requires, a Qualified Manager who is managing the Property (subject to any management rights reserved to Washington Mutual under the WaMu Leases) in accordance with the terms and provisions of this Agreement.

"Maturity Date" shall mean December 11, 2011, or such other date on which the final payment of principal of the Note becomes due and payable as therein or herein provided, whether at such stated maturity date, by declaration of acceleration, or otherwise.

"Maximum Legal Rate" shall mean the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the indebtedness evidenced by the Note and as provided for herein or the other Loan Documents, under the laws of such state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loan.

"Monthly Debt Service Payment Amount" shall mean the amount of the interest-only payment due on each Payment Date, as set forth on Schedule IV hereto, as the same may be revised in accordance with Section 2.4.2 hereof.

"Moody's" shall mean Moody's Investors Service, Inc.

"Mortgage" shall mean that certain first priority Deed of Trust and Security Agreement, dated the date hereof, executed and delivered by Borrower as security for the Loan and encumbering the Property, as the same may be amended, consolidated, split, spread, severed, restated, replaced, supplemented, renewed, extended or otherwise modified from time to time.

"Net Cash Flow" shall mean, for any period, the amount obtained by subtracting Operating Expenses and Capital Expenditures for such period from Gross Income from Operations for such period.

"Net Cash Flow Schedule" shall have the meaning set forth in Section 5.1.11(b) hereof.

"Net Operating Income" shall mean, for any period, the amount obtained by subtracting Operating Expenses for such period from Gross Income from Operations for such period.

"Net Proceeds" shall have the meaning set forth in Section 6.4(b) hereof.

"Net Proceeds Deficiency" shall have the meaning set forth in Section 6.4(b)(vi) hereof.

"Note" shall mean that certain Promissory Note of even date herewith in the principal amount of ONE HUNDRED SIX MILLION AND NO/100 DOLLARS ($106,000,000.00), made by Borrower in favor of Lender, as the same may be amended, consolidated, severed, restated, replaced, supplemented, extended, renewed or otherwise modified from time to time.

"OFAC List" means the list of specially designed nationals and blocked persons subject to financial sanctions that is maintained by the U.S. Treasury Department, Office of Foreign Assets Control and accessible through the internet website www.treas.gov/ofac/t11sdn.pdf or at any replacement website or other replacement official publication of such list or any other United States of America or foreign government or regulatory list issued after September 11, 2001.

"Offering Document Date" shall have the meaning set forth in Section 5.1.11(f)(iv) hereof.

"Officer's Certificate" shall mean a certificate delivered to Lender by Borrower which is signed by an authorized senior officer of the general partner or managing member of Borrower, as applicable.

"Operating Expenses" shall mean, for any period, the total of all expenditures, computed in accordance with GAAP, of whatever kind during such period relating to the operation, maintenance and management of the Property that are incurred on a regular monthly or other periodic basis, including without limitation, utilities, ordinary non-capitalized repairs and maintenance, insurance, license fees, property taxes and assessments, advertising expenses, management fees, payroll and related taxes, computer processing charges, tenant improvements and leasing commissions, operational equipment or other lease payments as approved by Lender, and other similar costs, but excluding depreciation, Debt Service, Capital Expenditures, and contributions to the Tax and Insurance Escrow Fund, the Rollover Reserve Fund and any other reserves required under the Loan Documents.

"Other Charges" shall mean all ground rents, maintenance charges, impositions other than Taxes, and any other charges, including, without limitation, vault charges and license fees for the use of vaults, chutes and similar areas adjoining the Property, now or hereafter levied or assessed or imposed against the Property or any part thereof.

"Parcel E" shall mean the real property adjacent to the Property containing approximately 10.25 acres and referred to in the Reciprocal Easement Agreement as Parcel E

"Payment Date" shall mean the eleventh (11th) day of each calendar month during the term of the Loan or, if such day is not a Business Day, the immediately preceding Business Day.

"Permitted Encumbrances" shall mean, collectively (a) the Liens and security interests created by the Loan Documents, (b) all Liens, encumbrances and other matters disclosed in the Title Insurance Policy, (c) Liens, if any, for Taxes imposed by any Governmental Authority not yet due or delinquent, and (d) such other title and survey exceptions as Lender has approved or may approve in writing in Lender's sole discretion.

"Permitted Investments" shall have the meaning set forth in the Cash Management Agreement.

"Permitted Transferee" shall mean, either (a) an entity that Maguire Properties, Inc. controls (subject only to customary reservations of rights in favor of other partners or members to approve the sale and/or refinancing of all or substantially all of the entity's assets and other major decisions) and directly or indirectly owns at least a 51% interest in (i) that qualifies as a single purpose, bankruptcy remote entity under criteria established by the Rating Agencies, and (ii) whose counsel has delivered to Lender a non-consolidation opinion acceptable to Lender and the Rating Agencies in their sole discretion, or (b) for purposes of one Transfer only, a corporation, partnership or limited liability company (i) that qualifies as a single purpose, bankruptcy remote entity under criteria established by the Rating Agencies, (ii) whose counsel has delivered to Lender a non-consolidation opinion acceptable to Lender and the Rating Agencies in their sole discretion, (iii) is an experienced operator and/or owner of office properties of similar size, type and income as the Property, as evidenced by financial statements and other information reasonably requested by Lender, and is, or has retained, a Qualified Manager, (iv) is not controlled by any Person that has been a debtor in any Bankruptcy Action in the past ten (10) years or has ever been convicted of fraud or any crimes with respect to securities or banking laws, and (v) is an Institutional Investor or is otherwise acceptable to Lender in Lender's reasonable discretion (provided, however, in connection with such determination, Lender may require a Rating Agency Confirmation.)

"Person" shall mean any individual, corporation, partnership, joint venture, limited liability company, estate, trust, unincorporated association, any federal, state, county or

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municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

"Personal Property" shall have the meaning set forth in the granting clause of the Mortgage.

"Physical Conditions Report" shall mean a report prepared by a company satisfactory to Lender regarding the physical condition of the Property, satisfactory in form and substance to Lender in its sole discretion.

"Policies" shall have the meaning specified in Section 6.1(b) hereof.

"Principal" shall mean Maguire Properties, L.P., the sole member of Borrower.

"Prohibited Person" shall mean a person or persons holding interests in Borrower, Principal, or Guarantor (the "Subject Interests") in breach of any restriction imposed by such company's organizational documents and, any other person to whom a Transfer to, or holding by, such person of the Subject Interests would: (a) result in Borrower, Principal, or Guarantor being in breach of any law or requirement of any country or governmental authority in any jurisdiction, whether on its own or in conjunction with any other relevant circumstances; (b) cause Borrower, Principal, or Guarantor to be required to be registered under any statute, law or regulation, whether as an investment company, collective investment program or trust scheme, or to become subject to any other or more burdensome governmental regulation not previously applicable to any of them; or (c) cause Borrower, Principal, or Guarantor to be required to apply for registration or comply with any registration requirements in respect of the Subject Interests or other ownership interests in such Borrower, Principal or Guarantor, whether in the United States of America or in any other jurisdiction. A "Prohibited Person" shall also be any (1) person or entity who is on the OFAC List; a "designated national," "specially designated national," "specially designated terrorist," "specially designated global terrorist," "foreign terrorist organization," or "blocked person" within the definitions set forth in the Foreign Assets Control Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended, (2) person acting on behalf of, or an entity owned or controlled by, any government against whom the United States maintains economic sanctions or embargoes under the Regulations of the United States Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended, including, but not limited to, the "Government of Sudan," the "Government of Iran," and the "Government of Libya," and the "Government of Cuba," and any person or organization determined by the Director of the Office of Foreign Assets Control to be included within 31 C.F.R. Section 575.306 (definition of "Government of Iraq"), any person on the U.S. Department of Defense 55-person Watch List and any person identified by the United Nations 661 Committee pursuant to paragraphs 19 and 23 of the United Nations Security Council Resolution 1483, adopted May 22, 2003, (3) person or entity who is listed in the Annex to or is otherwise within the scope of Executive Order 13224 - Blocking Property and Prohibiting Transactions with Person who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001, or (4) person or entity subject to additional restrictions imposed by the following statutes or Regulations and Executive Orders issued thereunder: the Trading with the Enemy Act, 50 U.S.C. app. § § 1 et seq., the Iraq Sanctions Act, Pub. L. 101-513, Title V, § § 586 to 586J, 104 Stat. 2047, the National Emergencies Act, 50 U.S.C. § § 1601 et seq., the Anti-Terrorism and

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Effective Death Penalty Act of 1996, Pub. L. 104-132, 110 Stat. 1214-1319, the International Emergency Economic Powers Act, 50 U.S.C. § § 1701 et seq., the United Nations Participation Act, 22 U.S.C. § 287c, the International Security and Development Cooperation Act, 22 U.S.C. § 2349aa-9, the Nuclear Proliferation Prevention Act of 1994, Pub. L. 103-236, 108 Stat. 507, the Foreign Narcotics Kingpin Designation Act, 21 U.S.C. § § 1901 et seq., the Iran and Libya Sanctions Act of 1996, Pub. L. 104-172, 110 Stat. 1541, the Cuban Democracy Act, 22 U.S.C. § § 6001 et seq., the Cuban Liberty and Democratic Solidarity Act, 22 U.S.C. § § 6201-91, the Foreign Operations, Export Financing and Related Programs Appropriations Act, 1997, Pub. L. 104-208, 110 Stat. 3009-172, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, 115 Stat. 272, or any other law of similar import as to any non-U.S. country, as each such Act or law has been or may be amended, adjusted, modified, or reviewed from time to time.

"Property" shall mean the real property identified on Schedule I.

"Provided Information" shall mean any and all financial and other information provided at any time by, or on behalf of, any Indemnifying Person with respect to the Property, Borrower, Principal, Guarantor and/or Manager.

"Qualified Manager" shall mean either (a) Manager or (b) in the reasonable judgment of Lender, a reputable and experienced management organization (which may be an Affiliate of Borrower) which (i) is a reputable management company having at least five (5) years' experience in the management of commercial properties with similar uses as the Property, and in the jurisdictions in which the Properties are located, (ii) at the time of its engagement and has, for at least five (5) years prior to its engagement as property manager, managed at least five (5) properties of the same property type as the Property, and (iii) is not the subject of a bankruptcy or similar insolvency proceeding, provided, that Borrower shall have obtained prior written confirmation from the applicable Rating Agencies that management of the Properties by such Person will not cause a downgrade, withdrawal or qualification of the then current ratings of the Securities or any class thereof.

"Rating Agencies" shall mean each of S&P, Moody's and Fitch, or any other nationally recognized statistical rating agency which has been approved by Lender.

"Rating Agency Confirmation" shall mean, at any time after a Securitization, a written confirmation from each applicable Rating Agency that has rated the Securities that the action or actions in question will not cause a downgrade, withdrawal or qualification of the then current ratings of the Securities or any class thereof.

"Reciprocal Easement Agreement" shall have the meaning set forth in Section 3.1.21 hereof.

"Rents" shall mean all rents (including, without limitation, percentage rents), rent equivalents, moneys payable as damages or in lieu of rent or rent equivalents, royalties (including, without limitation, timber to be cut, all oil and gas or other mineral royalties and bonuses), income, receivables, receipts, revenues, deposits (including, without limitation, security, utility and other deposits), accounts, cash, issues, profits, charges for services rendered,

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and other consideration of whatever form or nature received by or paid to or for the account of or benefit of Borrower or its agents or employees from any and all sources arising from or attributable to the Property, and proceeds, if any, from business interruption or other loss of income insurance.

"Replacement Management Agreement" shall mean, collectively, (a) either (i) a management agreement with a Qualified Manager substantially in the same form and substance as the Management Agreement, or (ii) a management agreement with a Qualified Manager, which management agreement shall be reasonably acceptable to Lender in form and substance, provided, with respect to this subclause (ii), Lender, at its option, may require that Borrower obtain confirmation from the applicable Rating Agencies that such management agreement will not cause a downgrade, withdrawal or qualification of the then current rating of the Securities or any class thereof; and (b) an assignment of management agreement and subordination of management fees substantially in the form then used by Lender (or of such other form and substance reasonably acceptable to Lender), executed and delivered to Lender by Borrower and such Qualified Manager at Borrower's expense.

"Required Repair Account" shall have the meaning set forth in Section 7.1.1 hereof.

"Required Repair Fund" shall have the meaning set forth in Section 7.1.1 hereof.

"Required Repairs" shall have the meaning set forth in Section 7.1.1 hereof.

"Reserve Funds" shall mean, collectively, the Tax and Insurance Escrow Fund, the Rollover Reserve Fund, and any other escrow fund established pursuant to the Loan Documents.

"Restoration" shall mean the repair and restoration of the Property after a Casualty or Condemnation as nearly as possible to the condition the Property was in immediately prior to such Casualty or Condemnation (subject to such alterations as may be required by any Governmental Authority), with such alterations as may be reasonably approved by Lender.

"Restricted Party" shall mean, collectively (a) Borrower, Principal, Guarantor and any Affiliated Manager, and (b) any shareholder, general partner, member, non-member manager, direct or indirect legal or beneficial owner of, Borrower, Principal, Guarantor, any Affiliated Manager or any non-member manager; provided, however, that the term "Restricted Party" shall not include any limited partner of Principal, Guarantor, or any Affiliate Manager, or any shareholders of Maguire Properties, Inc., or any person owning direct or indirect interests in or through such limited partners or shareholders, provided that there is no change in control of Principal, Guarantor, or any Affiliate Manager.

"Rollover Reserve Account" shall have the meaning set forth in Section 7.4.1 hereof.

"Rollover Reserve Fund" shall have the meaning set forth in Section 7.4.1 hereof.

"S&P" shall mean Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc.

"Sale or Pledge" shall mean a voluntary or involuntary sale, conveyance, assignment, transfer, encumbrance or pledge of a legal or beneficial interest.

"Scheduled Defeasance Payments" shall have the meaning set forth in Section 2.5.1(b) hereof.

"Securities" shall have the meaning set forth in Section 9.1 hereof.

"Securities Act" shall have the meaning set forth in Section 9.2(a) hereof.

"Securitization" shall have the meaning set forth in Section 9.1 hereof.

"Security Agreement" shall have the meaning set forth in Section 2.5.1(a)(v) hereof.

"Servicer" shall have the meaning set forth in Section 9.6 hereof.

"Servicing Agreement" shall have the meaning set forth in Section 9.6 hereof.

"Severed Loan Documents" shall have the meaning set forth in Section 8.2(b) hereof.

"Special Purpose Entity" shall mean a corporation, limited partnership or limited liability company which at all times on and after the date hereof:

(a)   is organized solely for the purpose of (i) acquiring, developing, owning, holding, selling, leasing, transferring, exchanging, managing and operating the Property, entering into this Agreement with Lender, refinancing the Property in connection with a permitted repayment of the Loan, and transacting lawful business that is incident, necessary and appropriate to accomplish the foregoing; or (ii) acting as a general partner of the limited partnership that owns the Property or member of the limited liability company that owns the Property;

(b)   is not engaged and will not engage in any business unrelated to (i) the acquisition, development, ownership, management or operation of the Property, or (ii) acting as general partner of the limited partnership that owns the Property acting as a member of the limited liability company that owns the Property, as applicable;

(c)   does not have and will not have any assets other than those related to the Property or its partnership interest in the limited partnership or the membership interest in the limited liability company that owns the Property or acts as the general partner or managing member thereof, as applicable;

(d)   has not engaged, sought or consented to and will not engage in, seek or consent to any dissolution, winding up, liquidation, consolidation, merger, sale of all or substantially all of its assets, transfer of partnership or membership interests (if such entity is a general partner in a limited partnership or a member in a limited liability company) or amendment of its limited partnership agreement, articles of incorporation, articles of organization, certificate of formation or operating agreement (as applicable) with respect to the matters set forth in this definition;

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(e)   if such entity is a limited partnership, has, as its only general partners, Special Purpose Entities that are corporations, limited partnerships or limited liability companies;

(f)   if such entity is a corporation, has at least two (2) Independent Directors, and has not caused or allowed and will not cause or allow the board of directors of such entity to take any action requiring the unanimous affirmative vote of one hundred percent (100%) of the members of its board of directors unless two (2) Independent Directors shall have participated in such vote;

(g)   if such entity is a limited liability company with more than one member, has at least one Independent Manager that is (i) a member that is a Special Purpose Entity that is a corporation that has at least two (2) Independent Directors and that owns at least one percent (1.0%) of the equity of the limited liability company, (ii) a Special Purpose entity that is not a member, or (iii) a natural person;

(h)   if such entity is a limited liability company with only one member, is a limited liability company organized in the State of Delaware that has (i) as its only member a non-managing member, (ii) at least two (2) Independent Managers and has not caused or allowed and will not cause or allow the board of managers of such entity to take any action requiring the unanimous affirmative vote of one hundred percent (100%) of the managers unless two (2) Independent Managers shall have participated in such vote and (iii) at least one springing member that will become the non-managing member of such entity upon the dissolution of the existing non-managing member;

(i)   if such entity is (i) a limited liability company, has an operating agreement, (ii) a limited partnership, has a limited partnership agreement, or (iii) a corporation, has a certificate of incorporation or articles that, in each case, provide that such entity will not: (A) dissolve, merge, liquidate, consolidate; (B) sell all or substantially all of its assets or the assets of Borrower (as applicable); (C) engage in any other business activity, or amend its organizational documents with respect to the matters set forth in this definition without the consent of Lender; or (D) without the affirmative vote of two (2) Independent Directors and of all other directors of the corporation (that is such entity or the general partner or managing or co-managing member of such entity), file a bankruptcy or insolvency petition or otherwise institute insolvency proceedings with respect to itself or to any other entity in which it has a direct or indirect legal or beneficial ownership interest;

(j)   is and will remain solvent and pay its debts and liabilities (including, as applicable, shared personnel and overhead expenses) from its assets as the same shall become due, and is maintaining and will maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations;

(k)   has not failed and will not fail to correct any known misunderstanding regarding the separate identity of such entity;

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(l) has maintained and will maintain its accounts, books and records separate from any other Person and will file its own tax returns, except to the extent that it is required to file consolidated tax returns by law;

(m) has maintained and will maintain its own records, books, resolutions and agreements;

(n) other than as provided in the Cash Management Agreement, (i) has not commingled and will not commingle its funds or assets with those of any other Person and (ii) has not participated and will not participate in any cash management system with any other Person;

(o) has held and will hold its assets in its own name;

(p) has conducted and will conduct its business in its name or in a name franchised or licensed to it by an entity other than an Affiliate of Borrower, except for services rendered under a business management services agreement with an Affiliate that complies with the terms contained in Subsection (dd) below, so long as the manager, or equivalent thereof, under such business management services agreement holds itself out as an agent of Borrower;

(q) has maintained and will maintain its financial statements, accounting records and other entity documents separate from any other Person and has not permitted and will not permit its assets to be listed as assets on the financial statement of any other entity except as required by GAAP; provided, however, that any such consolidated financial statement shall contain a note indicating that its separate assets and liabilities are neither available to pay the debts of the consolidated entity nor constitute obligations of the consolidated entity;

(r) has paid and will pay its own liabilities and expenses, including the salaries of its own employees, out of its own funds and assets, and has maintained and will maintain a sufficient number of employees in light of its contemplated business operations;

(s) has observed and will observe all partnership, corporate or limited liability company formalities, as applicable;

(t) has and will have no Indebtedness other than (i) the Loan, (ii) liabilities incurred in the ordinary course of business relating to the ownership and operation of the Property and the routine administration of Borrower, in amounts not to exceed one percent (1%) of the principal balance of the Loan which liabilities are not more than sixty (60) days past the date incurred, are not evidenced by a note and are paid when due, and which amounts are normal and reasonable under the circumstances, and (iii) such other liabilities that are permitted pursuant to this Agreement;

(u) has not and will not assume or guarantee or become obligated for the debts of any other Person or hold out its credit as being available to satisfy the obligations of any other Person except as permitted pursuant to this Agreement;

(v) has not and will not acquire obligations or securities of its partners, members or shareholders or any other Affiliate;

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(w)   has allocated and will allocate fairly and reasonably any overhead expenses that are shared with any Affiliate, including, but not limited to, paying for shared office space and services performed by any employee of an Affiliate;

(x)   maintains and uses and will maintain and use separate stationery, invoices and checks bearing its name. The stationery, invoices, and checks utilized by the Special Purpose Entity or utilized to collect its funds or pay its expenses shall bear its own name and shall not bear the name of any other entity unless such entity is clearly designated as being the Special Purpose Entity's agent;

(y)   has not pledged and will not pledge its assets for the benefit of any other Person;

(z)   has held itself out and identified itself and will hold itself out and identify itself as a separate and distinct entity under its own name or in a name franchised or licensed to it by an entity other than an Affiliate of Borrower and not as a division or part of any other Person, except for services rendered under a business management services agreement with an Affiliate that complies with the terms contained in <u>Subsection (dd)</u> below, so long as the manager, or equivalent thereof, under such business management services agreement holds itself out as an agent of Borrower;

(aa)   has maintained and will maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(bb)   has not made and will not make loans to any Person or hold evidence of indebtedness issued by any other Person or entity (other than cash and investment-grade securities issued by an entity that is not an Affiliate of or subject to common ownership with such entity);

(cc)   has not identified and will not identify its partners, members or shareholders, or any Affiliate of any of them, as a division or part of it, and has not identified itself and shall not identify itself as a division of any other Person;

(dd)   has not entered into or been a party to, and will not enter into or be a party to, any transaction with its partners, members, shareholders or Affiliates except (A) in the ordinary course of its business and on terms which are intrinsically fair, commercially reasonable and are no less favorable to it than would be obtained in a comparable arm's-length transaction with an unrelated third party and (B) in connection with this Agreement;

(ee)   has not and will not have any obligation to, and will not, indemnify its partners, officers, directors or members, as the case may be, unless such an obligation is fully subordinated to the Debt and will not constitute a claim against it in the event that cash flow in excess of the amount required to pay the Debt is insufficient to pay such obligation;

(ff)   if such entity is a corporation, it shall consider the interests of its creditors in connection with all corporate actions;

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(gg)   does not and will not have any of its obligations guaranteed by any Affiliate, except as contemplated by this Agreement; and

(hh)   has complied and will comply with all of the terms and provisions contained in its organizational documents. The statement of facts contained in its organizational documents are true and correct and will remain true and correct.

"Standard Statements" shall have the meaning set forth in Section 5.1.11(f)(i) hereof.

"State" shall mean the State or Commonwealth in which the Property or any part thereof is located.

"Survey" shall mean a survey of the Property prepared pursuant to the requirements contained in Section 4.1.27 hereof.

"Sweep Event" shall mean any Event of Default.

"Tax and Insurance Escrow Fund" shall have the meaning set forth in Section 7.2 hereof.

"Taxes" shall mean all real estate and personal property taxes, assessments, water rates or sewer rents, vault charges, now or hereafter levied or assessed or imposed against the Property or part thereof.

"Threshold Amount" shall have the meaning set forth in Section 5.1.21 hereof.

"Title Insurance Policy" shall mean an ALTA mortgagee title insurance policy in a form acceptable to Lender (or, if the Property is in a State which does not permit the issuance of such ALTA policy, such form as shall be permitted in such State and acceptable to Lender) issued with respect to the Property and insuring the Lien of the Mortgage.

"Traded Entity" shall have the meaning set forth in Section 5.2.10(d) hereof.

"Transfer" shall have the meaning set forth in Section 5.2.10(b) hereof.

"Treasury Rate" shall mean, as of the Payment Date on which prepayment is to occur, the average, calculated by linear interpolation (rounded to the nearest one-thousandth of one percent (i.e., 0.001%), of the yields of noncallable United State Treasury obligations with terms (one longer and one shorter) most nearly approximately the period from such date of determination to the Payment Date that is six months prior to the Maturity Date, as determined by Lender on the basis of Federal Reserve Statistical Release H.15-Selected Interest Rates under the heading U.S. Governmental Security/Treasury Constant Maturities, or other recognized source of financial market information selected by Lender.

"UCC" or "Uniform Commercial Code" shall mean the Uniform Commercial Code as in effect in the State in which the Property is located.

"WaMu Leases" shall mean, collectively, the four leases, each between Borrower and Washington Mutual and dated November 22, 2004, respectively covering all, or substantially all,

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of the buildings at the Property known as Building A (17875 Von Karman Ave.), Building B (17877 Von Karman Ave.), Building C (17872 Gillette Ave.), and Building D (17838 Gillette Ave.).

"Washington Mutual" shall mean Washington Mutual Bank, FA.

"Yield Maintenance Premium" shall mean an amount equal to the positive excess of (i) the present value ("PV") of all future installments of principal and interest that, but for prepayment, would have been due under the Note after the Payment Date on which prepayment is made, including the principal amount due at maturity (collectively, "All Future Payments"), discounted at an interest rate which, when compounded monthly, is equivalent to the Discount Rate, over (ii) the principal amount of the Note outstanding immediately before such prepayment (i.e., the PV of All Future Payments, less the principal balance at time of prepayment, equals the Yield Maintenance Premium).

Section 1.2. Principles of Construction. All references to sections and schedules are to sections and schedules in or to this Agreement unless otherwise specified. All uses of the word "including" shall mean "including, without limitation" unless the context shall indicate otherwise. Unless otherwise specified, the words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise specified, all meanings attributed to defined terms herein shall be equally applicable to both the singular and plural forms of the terms so defined.

II. GENERAL TERMS

Section 2.1. Loan Commitment; Disbursement to Borrower.

2.1.1 Agreement to Lend and Borrow. Subject to and upon the terms and conditions set forth herein, Lender hereby agrees to make and Borrower hereby agrees to accept the Loan on the Closing Date.

2.1.2 Single Disbursement to Borrower. Borrower may request and receive only one borrowing hereunder in respect of the Loan and any amount borrowed and repaid hereunder in respect of the Loan may not be reborrowed.

2.1.3 The Note, Mortgage and Loan Documents. The Loan shall be evidenced by the Note and secured by the Mortgage, the Assignment of Leases and the other Loan Documents.

2.1.4 Use of Proceeds. Borrower shall use the proceeds of the Loan to (a) acquire the Property and/or repay and discharge any existing loans relating to the Property, (b) pay all past-due Basic Carrying Costs, if any, with respect to the Property, (c) make deposits into the Reserve Funds on the Closing Date in the amounts provided herein, (d) pay costs and expenses incurred in connection with the closing of the Loan, as approved by Lender, (e) fund any working capital requirements of the Property and (f) distribute the balance, if any, to Borrower.

Section 2.2. Interest Rate.

2.2.1 <u>Interest Rate</u>. Interest on the outstanding principal balance of the Loan shall accrue from the Closing Date to and including the Maturity Date at the Applicable Interest Rate.

2.2.2 Intentionally Omitted.

2.2.3 <u>Interest Calculation</u>. Interest on the outstanding principal balance of the Loan shall be calculated by multiplying (a) the actual number of days elapsed in the period for which the calculation is being made by (b) a daily rate based on a three hundred sixty (360) day year by (c) the outstanding principal balance.

2.2.4 <u>Default Rate</u>. In the event that, and for so long as, any Event of Default shall have occurred and be continuing, the outstanding principal balance of the Loan and, to the extent permitted by law, all accrued and unpaid interest in respect of the Loan and any other amounts due pursuant to the Loan Documents, shall accrue interest at the Default Rate, calculated from the date such payment was due without regard to any grace or cure periods contained herein.

2.2.5 <u>Usury Savings</u>. This Agreement, the Note and the other Loan Documents are subject to the express condition that at no time shall Borrower be obligated or required to pay interest on the principal balance of the Loan at a rate which could subject Lender to either civil or criminal liability as a result of being in excess of the Maximum Legal Rate. If, by the terms of this Agreement or the other Loan Documents, Borrower is at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of the Maximum Legal Rate, the Applicable Interest Rate or the Default Rate, as the case may be, shall be deemed to be immediately reduced to the Maximum Legal Rate and all previous payments in excess of the Maximum Legal Rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to Lender for the use, forbearance, or detention of the sums due under the Loan, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loan until payment in full so that the rate or amount of interest on account of the Loan does not exceed the Maximum Legal Rate of interest from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

Section 2.3. <u>Loan Payment</u>.

2.3.1 <u>Payment Before Maturity Date</u>. Borrower shall pay to Lender (a) on the first Payment Date following the Closing Date, an amount equal to interest only on the outstanding principal balance of the Loan from the Closing Date up to but not including such Payment Date (unless such Closing Date is the eleventh (11th) day of the month, in which case no such interest only payment shall be due), and (b) on each Payment Date thereafter up to and including the Maturity Date, Borrower shall make a payment to Lender of interest only in an amount equal to the Monthly Debt Service Payment Amount.

2.3.2 Intentionally Omitted.

2.3.3 <u>Payments Generally</u>. The first interest accrual period hereunder shall commence on and include the Closing Date and end on December 10, 2004. Each interest

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accrual period thereafter shall commence on the eleventh (11th) day of each calendar month during the term of the Loan and shall end on and include the tenth (10th) day of the next occurring calendar month. For purposes of making payments hereunder, but not for purposes of calculating interest accrual periods, if the day on which such payment is due is not a Business Day, then amounts due on such date shall be due on the immediately preceding Business Day and with respect to payments of principal due on the Maturity Date, interest shall be payable at the Applicable Interest Rate or the Default Rate, as the case may be, through and including the day immediately preceding such Maturity Date. All amounts due pursuant to this Agreement and the other Loan Documents shall be payable without setoff, counterclaim, defense or any other deduction whatsoever.

2.3.4 <u>Payment on Maturity Date</u>. Borrower shall pay to Lender on the Maturity Date the outstanding principal balance of the Loan, all accrued and unpaid interest and all other amounts due hereunder and under the Note, the Mortgage and the other Loan Documents.

2.3.5 <u>Late Payment Charge</u>. If any principal, interest or any other sums due under the Loan Documents is not paid by Borrower by the date on which it is due, Borrower shall pay to Lender upon demand an amount equal to the lesser of five percent (5%) of such unpaid sum or the maximum amount permitted by applicable law in order to defray the expense incurred by Lender in handling and processing such delinquent payment and to compensate Lender for the loss of the use of such delinquent payment. Any such amount shall be secured by the Mortgage and the other Loan Documents to the extent permitted by applicable law.

2.3.6 <u>Method and Place of Payment</u>. Except as otherwise specifically provided herein, all payments and prepayments under this Agreement and the Note shall be made to Lender not later than 5:00 P.M., New York City time, on the date when due and shall be made in lawful money of the United States of America in immediately available funds at Lender's office or as otherwise directed by Lender, and any funds received by Lender after such time shall, for all purposes hereof, be deemed to have been paid on the next succeeding Business Day.

Section 2.4. <u>Prepayments</u>.

2.4.1 <u>Voluntary Prepayments</u>. Except as otherwise provided herein, Borrower shall not have the right to prepay the Loan in whole or in part prior to the Maturity Date. On any Payment Date prior to the Payment Date that is six (6) months prior to the Maturity Date, and so long as no Event of Default has occurred and is continuing (except an Event of Default that is cured by full payment of the Debt), Borrower may, at its option and upon thirty (30) days prior written notice to Lender, prepay the outstanding principal balance of the Loan in whole only, provided that Borrower also pays to Lender at the same time as such prepayment (a) all accrued unpaid interest and other outstanding amounts owed to Lender hereunder, and (b) an amount equal to the Yield Maintenance Premium. Notwithstanding the foregoing, on the Payment Date that is six (6) months prior to the Maturity Date, or on any Payment Date thereafter, Borrower may, at its option and upon thirty (30) days prior notice to Lender, prepay the Debt in whole without payment of the Yield Maintenance Premium.

2.4.2 <u>Mandatory Prepayments</u>. On the next occurring Payment Date following the date on which Lender actually receives any Net Proceeds, if Lender is not obligated to make such Net Proceeds available to Borrower for the Restoration, Borrower shall prepay, or authorize Lender to apply Net Proceeds as a prepayment of, the outstanding principal balance of the Note in an amount equal to one hundred percent (100%) of such Net Proceeds. Other than following an uncured Event of Default, no Yield Maintenance Premium shall be due in connection with any prepayment made pursuant to this Section 2.4.2. Following an Event of Default, and for so long as such Event of Default continues, any prepayment shall be applied to payments of principal of the Loan and other amounts due under the Loan Documents in such order and priority as Lender may determine in its sole discretion. Upon a prepayment under this Section 2.4.2, the Monthly Debt Service Payment Amount shall be recomputed at the Applicable Interest Rate and the outstanding principal balance of the Loan remaining following such prepayment. Lender's determination of such recalculated payment shall be binding and conclusive on Borrower, absent manifest error.

2.4.3 Prepayments After Default. If following an Event of Default that is continuing, payment of all or any part of the Debt is tendered by Borrower or otherwise recovered by Lender (including through application of any Reserve Funds), such tender or recovery shall be (a) made on the next occurring Payment Date together with the Monthly Debt Service Payment and (b) deemed a voluntary prepayment by Borrower and Borrower shall pay, in addition to the Debt, an amount equal to the Yield Maintenance Premium that would be applicable to a voluntary prepayment in full on such Payment Date.

Section 2.5. Intentionally Omitted.

Section 2.6. Release of Property Upon Payment in Full. Lender shall, upon the written request and at the expense of Borrower, upon payment in full of all principal and interest due on the Loan and all other amounts due and payable under the Loan Documents in accordance with the terms and provisions of the Note and this Agreement (including but not limited to any Yield Maintenance Premium), release the Lien of the Mortgage.

Section 2.7. Cash Management.

2.7.1 Lockbox Account.

(a) Borrower shall establish and maintain a segregated Eligible Account (the "Lockbox Account") with Lockbox Bank in trust for the benefit of Lender, which Lockbox Account shall be under the sole dominion and control of Lender. The Lockbox Account shall be entitled "Maguire Properties-Irvine MV Campus, LLC-Column Financial, Inc., as Mortgagee-Lockbox Account." Borrower hereby grants to Lender a first priority security interest in the Lockbox Account and all deposits at any time contained therein and the proceeds thereof and will take all actions necessary to maintain in favor of Lender a perfected first priority security interest in the Lockbox Account, including, without limitation, authorizing and filing UCC-1 financing statements and continuations thereof. Lender and Servicer shall have the sole right to make withdrawals from the Lockbox Account and all costs and expenses for establishing and maintaining the Lockbox Account shall be paid by Borrower.

(b) Borrower shall, or shall cause Manager to, deliver written instructions to all tenants under Leases to deliver all Rents payable thereunder directly to the Lockbox Account.

Borrower shall, and shall cause Manager to, deposit all amounts received by Borrower or Manager constituting Rents into the Lockbox Account within one (1) Business Day after receipt.

(c)   Borrower, Lender and Lockbox Bank shall enter into a controlled account agreement pursuant to which Lockbox Bank will agree to transfer to the Cash Management Account in immediately available funds by federal wire transfer all amounts on deposit in the Lockbox Account once every Business Day throughout the term of the Loan; provided, however, such agreement shall provide that, until such time (if ever) as Lender shall have advised Lockbox Bank that a Sweep Event has occurred, Lockbox Bank is authorized to transfer all amounts on deposit in the Lockbox Account to an account designated by Borrower in accordance with Borrower's instructions from time to time.

2.7.2   <u>Cash Management Account</u>.

(a)   Borrower shall establish and maintain a segregated Eligible Account (the "Cash Management Account") to be held by Servicer in trust for the benefit of Lender, which Cash Management Account shall be under the sole dominion and control of Lender. The Cash Management Account shall be entitled "Column Financial, Inc., as Lender, pursuant to Loan Agreement dated as of November 22, 2004 – Cash Management Account." Borrower hereby grants to Lender a first priority security interest in the Cash Management Account and all deposits at any time contained therein and the proceeds thereof and will take all actions necessary to maintain in favor of Lender a perfected first priority security interest in the Cash Management Account, including, without limitation, authorizing and filing UCC-1 financing statements and continuations thereof. Borrower will not in any way alter or modify the Cash Management Account and will notify Lender of the account number thereof. Lender and Servicer shall have the sole right to make withdrawals from the Cash Management Account and all costs and expenses for establishing and maintaining the Cash Management Account shall be paid by Borrower.

(b)   Provided no Event of Default shall have occurred and be continuing, on each Payment Date (or, if such Payment Date is not a Business Day, on the immediately preceding Business Day) all funds on deposit in the Cash Management Account shall be applied by Lender to the payment of the following items in the order indicated:

(i)   First, payments to the Tax and Insurance Escrow Fund in accordance with the terms and conditions of <u>Section 7.2</u> hereof;

(ii)   Second, payment of the Monthly Debt Service Payment Amount;

(iii)   Third, payments to the Rollover Reserve Fund in accordance with the terms and conditions hereof;

(iv)   Fourth, payment to Lender of any other amounts then due and payable under the Loan Documents (other than Accrued Interest);

(v)   Lastly, payment of any excess amounts ("Excess Cash Flow") to Borrower.

(c)   The insufficiency of funds on deposit in the Cash Management Account shall not relieve Borrower from the obligation to make any payments, as and when due pursuant to this Agreement and the other Loan Documents, and such obligations shall be separate and independent, and not conditioned on any event or circumstance whatsoever.

(d)   All funds on deposit in the Cash Management Account following the occurrence, and during the continuation, of an Event of Default may be applied by Lender in such order and priority as Lender shall determine.

2.7.3 <u>Payments Received Under the Cash Management Agreement</u>. Notwithstanding anything to the contrary contained in this Agreement and the other Loan Documents, and provided no Event of Default has occurred and is continuing, Borrower's obligations with respect to the payment of the Monthly Debt Service Payment Amount and amounts due for the Tax and Insurance Escrow Fund, Rollover Reserve Fund and any other payment reserves established pursuant to this Agreement or any other Loan Document shall be deemed satisfied to the extent sufficient amounts are deposited in the Cash Management Account established pursuant to the Cash Management Agreement to satisfy such obligations on the dates each such payment is required, regardless of whether any of such amounts are so applied by Lender.

III.   **CONDITIONS PRECEDENT**

Section 3.1. <u>Conditions Precedent to Closing</u>. The obligation of Lender to make the Loan hereunder is subject to the fulfillment by Borrower or waiver by Lender of the following conditions precedent no later than the Closing Date:

3.1.1 <u>Representations and Warranties; Compliance with Conditions</u>. The representations and warranties of Borrower contained in this Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of such date, and no Default or an Event of Default shall have occurred and be continuing; and Borrower shall be in compliance in all material respects with all terms and conditions set forth in this Agreement and in each other Loan Document on its part to be observed or performed.

3.1.2 <u>Loan Agreement and Note</u>. Lender shall have received a copy of this Agreement and the Note, in each case, duly executed and delivered on behalf of Borrower.

3.1.3 <u>Delivery of Loan Documents; Title Insurance; Reports; Leases</u>.

(a)   <u>Mortgage, Assignment of Leases</u>. Lender shall have received from Borrower fully executed and acknowledged counterparts of the Mortgage and the Assignment of Leases and evidence that counterparts of the Mortgage and Assignment of Leases have been delivered to the title company for recording, in the reasonable judgment of Lender, so as to effectively create upon such recording valid and enforceable Liens upon the Property, of the requisite priority, in favor of Lender (or such other trustee as may be required or desired under local law), subject only to the Permitted Encumbrances and such other Liens as are permitted pursuant to the Loan Documents. Lender shall have also received from Borrower fully executed counterparts of the other Loan Documents.

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(b)   Title Insurance.   Lender shall have received a Title Insurance Policy issued by a title company acceptable to Lender and dated as of the Closing Date, with reinsurance and direct access agreements acceptable to Lender. Such Title Insurance Policy shall (i) provide coverage in amounts satisfactory to Lender, (ii) insure Lender that the Mortgage creates a valid lien on the Property encumbered thereby of the requisite priority, free and clear of all exceptions from coverage other than Permitted Encumbrances and standard exceptions and exclusions from coverage (as modified by the terms of any endorsements), (iii) contain such endorsements and affirmative coverages as Lender may reasonably request, and (iv) name Lender as the insured. The Title Insurance Policy shall be assignable. Lender also shall have received evidence that all premiums in respect of such Title Insurance Policy have been paid.

(c)   Survey. Lender shall have received a current Survey, certified to the title company and Lender and their successors and assigns, in form and content satisfactory to Lender and prepared by a professional and properly licensed land surveyor satisfactory to Lender in accordance with the Accuracy Standards for ALTA/ACSM Land Title Surveys as adopted by ALTA, American Congress on Surveying & Mapping and National Society of Professional Surveyors in 1999. The Survey shall reflect the same legal description contained in the Title Insurance Policy and shall include, among other things, a metes and bounds description of the real property comprising part of the Property reasonably satisfactory to Lender. The surveyor's seal shall be affixed to the Survey and the surveyor shall provide a certification for the Survey in form and substance acceptable to Lender.

(d)   Insurance. Lender shall have received valid certificates of insurance for the Policies required hereunder, satisfactory to Lender in its sole discretion, and evidence of the payment of all Insurance Premiums payable for the existing policy period.

(e)   Environmental Reports.   Lender shall have received a Phase I environmental report (and, if recommended by the Phase I environmental report, a Phase II environmental report) in respect of the Property, satisfactory in form and substance to Lender.

(f)   Zoning. Lender shall have received (A) letters or other evidence with respect to the Property from the appropriate municipal authorities (or other Persons) concerning applicable zoning and building laws, and (B) an ALTA 3.1 zoning endorsement for the Title Insurance Policy, each in substance reasonably satisfactory to Lender.

(g)   Encumbrances. Borrower shall have taken or caused to be taken such actions in such a manner so that Lender has a valid and perfected first priority Lien as of the Closing Date with respect to the Mortgage, subject only to applicable Permitted Encumbrances and such other Liens as are permitted pursuant to the Loan Documents, and Lender shall have received satisfactory evidence thereof.

(h)   Public Records Searches. Lender shall have received UCC, bankruptcy, judgment lien, pending litigation, bankruptcy and state and federal tax lien public records searches for Borrower, Principal, Manager and Guarantor reasonably satisfactory to Lender.

3.1.4 Related Documents. Each additional document not specifically referenced herein, but relating to the transactions contemplated herein, shall be in form and substance reasonably satisfactory to Lender, and shall have been duly authorized, executed and delivered by all parties thereto and Lender shall have received and approved certified copies thereof.

3.1.5 <u>Delivery of Organizational Documents</u>. Borrower shall deliver or cause to be delivered to Lender copies certified by Borrower of all organizational documentation related to Borrower and/or the formation, structure, existence, good standing and/or qualification to do business, as Lender may request in its sole discretion, including, without limitation, good standing certificates, qualifications to do business in the appropriate jurisdictions, resolutions authorizing the entering into of the Loan and incumbency certificates as may be requested by Lender.

3.1.6 <u>Opinions of Borrower's Counsel</u>. Lender shall have received opinions from Borrower's counsel with respect to non-consolidation and the due execution, authority, enforceability of the Loan Documents and such other matters as Lender may require (including without limitation opinions with respect to the bankruptcy-remoteness of a single member Delaware limited liability company), all such opinions in form, scope and substance satisfactory to Lender and Lender's counsel in their sole discretion.

3.1.7 <u>Intentionally Omitted</u>.

3.1.8 <u>Basic Carrying Costs</u>. Borrower shall have paid all Basic Carrying Costs relating to the Property which are in arrears, including without limitation, (a) accrued but unpaid Insurance Premiums, (b) currently due Taxes (including any in arrears) and (c) currently due Other Charges, which amounts shall be funded with proceeds of the Loan.

3.1.9 <u>Completion of Proceedings</u>. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated by this Agreement and other Loan Documents and all documents incidental thereto shall be satisfactory in form and substance to Lender, and Lender shall have received all such counterpart originals or certified copies of such documents as Lender may reasonably request.

3.1.10 <u>Payments</u>. All payments, deposits or escrows required to be made or established by Borrower under this Agreement, the Note and the other Loan Documents on or before the Closing Date shall have been paid.

3.1.11 <u>Tenant Estoppels</u>. Lender shall have received an executed tenant estoppel letter, which shall be in form and substance satisfactory to Lender, from (a) each tenant identified by Lender as an "anchor tenant" of the Property, (b) each tenant leasing an entire building at the Property, (c) each tenant paying base rent in an amount equal to or exceeding five percent (5%) of the Gross Income from Operations and (d) disregarding the area leased by those described in clauses (a), (b) and (c), lessees of not less than seventy-five percent (75%) of the remaining gross leasable area of the Property.

3.1.12 <u>Transaction Costs</u>. Borrower shall have paid or reimbursed Lender for all title insurance premiums, recording and filing fees, costs of environmental reports, Physical Conditions Reports, appraisals and other reports, the fees and costs of Lender's counsel and all other third party out-of-pocket expenses incurred in connection with the origination of the Loan.

3.1.13 <u>Material Adverse Change</u>. There shall have been no material adverse change in the financial condition or business condition of Borrower or the Property since the date of the most recent financial statements delivered to Lender. The income and expenses of the Property, the occupancy thereof, and all other features of the transaction shall be as represented to Lender without material adverse change. Neither Borrower nor any of its constituent Persons shall be the subject of any bankruptcy, reorganization, or insolvency proceeding.

3.1.14 <u>Leases and Rent Roll</u>. Lender shall have received copies of all Leases and certified copies of any Leases as requested by Lender. Lender shall have received a current certified rent roll of the Property, reasonably satisfactory in form and substance to Lender.

3.1.15 <u>Subordination and Attornment</u>. Lender shall have received appropriate instruments acceptable to Lender subordinating all of the Leases designated by Lender to the Mortgage. Lender shall have received an agreement to attorn to Lender satisfactory to Lender from any tenant under a Lease that does not provide for such attornment by its terms.

3.1.16 <u>Tax Lot</u>. Lender shall have received evidence that the Property constitutes one (1) or more separate tax lots, which evidence shall be reasonably satisfactory in form and substance to Lender.

3.1.17 <u>Physical Conditions Reports</u>. Lender shall have received a Physical Conditions Reports, which report shall be reasonably satisfactory in form and substance to Lender.

3.1.18 <u>Management Agreement</u>. Lender shall have received a copy of the Management Agreement which shall be satisfactory in form and substance to Lender.

3.1.19 <u>Appraisal</u>. Lender shall have received an appraisal of the Property, which shall be satisfactory in form and substance to Lender.

3.1.20 <u>Intentionally Omitted</u>.

3.1.21 <u>Reciprocal Easement Agreement</u>. There shall have been recorded for the benefit of the Property a Declaration of Easements, Covenants, Conditions and Restrictions satisfactory to Lender pursuant to which Borrower, and any successor owner of the Property, will have the right to park not fewer than 1622 automobiles on the Property and on the adjacent property identified in such instrument as Parcel E, and containing such other provisions as are satisfactory to Lender (a "Reciprocal Easement Agreement").

3.1.22 <u>Further Documents</u>. Lender or its counsel shall have received such other and further approvals, opinions, documents and information as Lender or its counsel may have reasonably requested including the Loan Documents in form and substance satisfactory to Lender and its counsel.

IV.   <u>REPRESENTATIONS AND WARRANTIES</u>

Section 4.1. <u>Borrower Representations</u>. Borrower represents and warrants as of the date hereof and as of the Closing Date that:

4.1.1 Organization. Borrower has been duly organized and is validly existing and in good standing with requisite power and authority to own its properties and to transact the businesses in which it is now engaged. Borrower is duly qualified to do business and is in good standing in each jurisdiction where it is required to be so qualified in connection with its properties, businesses and operations. Borrower possesses all rights, licenses, permits and authorizations, governmental or otherwise, necessary to entitle it to own its properties and to transact the businesses in which it is now engaged, and the sole business of Borrower is the ownership, management and operation of the Property. The ownership interests of Borrower are as set forth on the organizational chart attached hereto as Schedule III.

4.1.2 Proceedings. Borrower has taken all necessary action to authorize the execution, delivery and performance of this Agreement and the other Loan Documents. This Agreement and such other Loan Documents have been duly executed and delivered by or on behalf of Borrower and constitute legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and similar laws affecting rights of creditors generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

4.1.3 No Conflicts. The execution, delivery and performance of this Agreement and the other Loan Documents by Borrower will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of Borrower pursuant to the terms of any indenture, mortgage, deed of trust, deed to secure debt, loan agreement, partnership agreement, management agreement or other agreement or instrument to which Borrower is a party or by which any of Borrower's property or assets is subject, nor will such action result in any violation of the provisions of any statute or any order, rule or regulation of any Governmental Authority having jurisdiction over Borrower or any of Borrower's properties or assets, and any consent, approval, authorization, order, registration or qualification of or with any such Governmental Authority required for the execution, delivery and performance by Borrower of this Agreement or any other Loan Documents has been obtained and is in full force and effect.

4.1.4 Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or, to Borrower's knowledge, threatened against or affecting Borrower, Principal, Guarantor or the Property, which actions, suits or proceedings, if determined against Borrower, Principal, Guarantor or the Property, might materially adversely affect the condition (financial or otherwise) or business of Borrower, Principal, Guarantor or the condition or ownership of the Property.

4.1.5 Agreements. Borrower is not a party to any agreement or instrument or subject to any restriction which could reasonably be expected to materially and adversely affect Borrower or the Property, or Borrower's business, properties or assets, operations or condition, financial or otherwise, except for the Permitted Encumbrances or as otherwise disclosed to Lender on Schedule II. To Borrower's knowledge, Borrower is not in default in any material respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party or by which Borrower

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or the Property are bound. Borrower has no material financial obligation under any indenture, mortgage, deed of trust, deed to secure debt, loan agreement or other agreement or instrument to which Borrower is a party or by which Borrower or the Property is otherwise bound, other than (a) obligations incurred in the ordinary course of the operation of the Property as permitted pursuant to clause (t) of the definition of "Special Purpose Entity" set forth in Section 1.1 hereof, (b) obligations under the Loan Documents, and (c) obligations under Permitted Encumbrances or under other agreements identified on Schedule II.

4.1.6 <u>Title</u>. Borrower has good, marketable and insurable fee simple title to the real property comprising part of the Property and good title to the balance of the Property, free and clear of all Liens whatsoever except the Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. The Permitted Encumbrances in the aggregate do not materially and adversely affect the value, operation or use of the Property (as currently used) or Borrower's ability to repay the Loan. The Mortgage, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (a) a valid, perfected first priority lien on the Property, subject only to Permitted Encumbrances and the Liens created by the Loan Documents and (b) perfected security interests in and to, and perfected collateral assignments of, all personalty owned by Borrower (including the Leases), all in accordance with the terms thereof, in each case subject only to any applicable Permitted Encumbrances, such other Liens as are permitted pursuant to the Loan Documents and the Liens created by the Loan Documents. There are no claims for payment for work, labor or materials affecting the Property which are or could reasonably be expected to become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents.

4.1.7 <u>Solvency</u>. Borrower has (a) not entered into the transaction or executed the Note, this Agreement or any other Loan Documents with the actual intent to hinder, delay or defraud any creditor and (b) received reasonably equivalent value in exchange for its obligations under such Loan Documents. The fair saleable value of Borrower's assets exceeds and will, immediately following the making of the Loan, exceed Borrower's total liabilities, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. The fair saleable value of Borrower's assets is and will, immediately following the making of the Loan, be greater than Borrower's probable liabilities, including the maximum amount of its contingent liabilities on its debts as such debts become absolute and matured. Borrower's assets do not and, immediately following the making of the Loan will not, constitute unreasonably small capital to carry out its business as conducted or as proposed to be conducted. Borrower does not intend to, and does not believe that it will, incur debt and liabilities (including contingent liabilities and other commitments) beyond its ability to pay such debt and liabilities as they mature (taking into account the timing and amounts of cash to be received by Borrower and the amounts to be payable on or in respect of obligations of Borrower). No petition in bankruptcy has been filed against Borrower or any constituent Person, and neither Borrower nor any constituent Person has ever made an assignment for the benefit of creditors or taken advantage of any insolvency act for the benefit of debtors. Neither Borrower nor any of its constituent Persons are contemplating either the filing of a petition by it under any state or federal bankruptcy or insolvency laws or the liquidation of all or a major portion of Borrower's assets or properties, and Borrower has no knowledge of any Person contemplating the filing of any such petition against it or such constituent Persons.

4.1.8 <u>Full and Accurate Disclosure</u>. No statement of fact made by Borrower in this Agreement or in any of the other Loan Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make statements contained herein or therein not misleading. There is no material fact relating to Borrower or the Property presently known to Borrower which has not been disclosed to Lender which adversely affects, nor as far as Borrower can reasonably foresee, might adversely affect Borrower's ability to satisfy its obligations under the Loan Documents.

4.1.9 <u>No Plan Assets</u>. Borrower is not an "employee benefit plan," as defined in Section 3(3) of ERISA, subject to Title I of ERISA, and none of the assets of Borrower constitutes or will constitute "plan assets" of one or more such plans within the meaning of 29 C.F.R. Section 2510.3-101. In addition, (a) Borrower is not a "governmental plan" within the meaning of Section 3(32) of ERISA and (b) transactions by or with Borrower are not subject to any state statute regulating investments of, or fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or Section 4975 of the Code currently in effect, which prohibit or otherwise restrict the transactions contemplated by this Loan Agreement.

4.1.10 <u>Compliance</u>. Borrower and the Property (including the use thereof) comply in all material respects with all applicable Legal Requirements, including, without limitation, building and zoning ordinances and codes. Borrower has not received written notice of, and is not otherwise aware of, any default or violation of any order, writ, injunction, decree or demand of any Governmental Authority. There has not been committed by Borrower or, to Borrower's knowledge, any other Person in occupancy of or involved with the operation or use of the Property any act or omission affording the federal government or any other Governmental Authority the right of forfeiture as against the Property or any part thereof or any monies paid in performance of Borrower's obligations under any of the Loan Documents.

4.1.11 <u>Financial Information</u>. All financial data, including, without limitation, the statements of cash flow and income and operating expense, that have been delivered by or on behalf of Borrower to Lender in connection with the Loan (a) are true, complete and correct in all material respects, (b) accurately represent the financial condition of the Property as of the date of such reports, and (c) to the extent prepared or audited by an independent certified public accounting firm, have been prepared in accordance with GAAP throughout the periods covered, except as disclosed therein. Except for Permitted Encumbrances, Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to Borrower and reasonably likely to have a materially adverse effect on the Property or the operation thereof as office buildings, except as referred to or reflected in said financial statements. Since the date of such financial statements, there has been no material adverse change in the financial condition, operation or business of Borrower from that set forth in said financial statements.

4.1.12 <u>Condemnation</u>. No Condemnation or other proceeding has been commenced or, to Borrower's knowledge, is threatened or contemplated with respect to all or any portion of the Property or for the relocation of roadways providing access to the Property.

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4.1.13 <u>Federal Reserve Regulations</u>. No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any "margin stock" within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by Legal Requirements or by the terms and conditions of this Agreement or the other Loan Documents.

4.1.14 <u>Utilities and Public Access</u>. The Property has rights of access to public ways and is served by water, sewer, sanitary sewer and storm drain facilities adequate to service the Property for its intended uses. All public utilities necessary or convenient to the full use and enjoyment of the Property are located either in the public right-of-way abutting the Property (which are connected so as to serve the Property without passing over other property) or in recorded easements serving the Property and such easements are set forth in and insured by the Title Insurance Policy. All roads necessary for the use of the Property for its current purpose have been completed and dedicated to public use and accepted by all Governmental Authorities.

4.1.15 <u>Not a Foreign Person</u>. Borrower is not a "foreign person" within the meaning of §1445(f)(3) of the Code.

4.1.16 <u>Separate Lots</u>. The Property is comprised of one (1) or more parcels which constitute a separate tax lot or lots and does not constitute a portion of any other tax lot not a part of the Property.

4.1.17 <u>Assessments</u>. To Borrower's knowledge, there are no pending or proposed special or other assessments for public improvements or otherwise affecting the Property, nor are there any contemplated improvements to the Property that may result in such special or other assessments.

4.1.18 <u>Enforceability</u>. The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by Borrower, Principal or Guarantor, including the defense of usury, nor would the operation of any of the terms of the Loan Documents, or the exercise of any right thereunder, render the Loan Documents unenforceable (subject to principles of equity and bankruptcy, insolvency and other laws generally affecting creditors' rights and the enforcement of debtors' obligations), and Borrower, Principal and Guarantor have not asserted any right of rescission, set-off, counterclaim or defense with respect thereto.

4.1.19 <u>No Prior Assignment</u>. There are no prior assignments of the Leases or any portion of the Rents due and payable or to become due and payable which are presently outstanding.

4.1.20 <u>Insurance</u>. Borrower has obtained and has delivered to Lender certified copies of all Policies reflecting the insurance coverages, amounts and other requirements set forth in this Agreement. No claims have been made under any such Policies, neither Borrower nor any Affiliate of Borrower has done, by act or omission, anything which would impair the coverage of any such Policies, nor, to Borrower's knowledge, has any other Person done, by act or omission, anything which would impair the coverage of the Property under any such Policies.

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4.1.21 Use of Property. The Property is used exclusively as office buildings and other appurtenant and related uses.

4.1.22 Certificate of Occupancy; Licenses. All certifications, permits, licenses and approvals, including without limitation, certificates of completion and occupancy permits required for the legal use, occupancy and operation of the Property as office buildings (collectively, the "Licenses"), have been obtained and are in full force and effect. Borrower shall keep and maintain all Licenses necessary for the operation of the Property as office buildings. The use being made of the Property is in conformity with the certificate of occupancy issued for the Property.

4.1.23 Flood Zone. None of the Improvements on the Property are located in an area as identified by the Federal Emergency Management Agency as an area having special flood hazards or, if so located, the flood insurance required pursuant to Section 6.1(a)(i) is in full force and effect with respect to the Property.

4.1.24 Physical Condition. Except as disclosed otherwise in the Physical Conditions Report, the Property, including, without limitation, all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components, are in good condition, order and repair in all material respects; to Borrower's knowledge and except as otherwise identified in the Physical Conditions Report, there exists no structural or other material defects or damages in the Property, whether latent or otherwise, and Borrower has not received notice from any insurance company or bonding company of any defects or inadequacies in the Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond.

4.1.25 Boundaries. All of the improvements which were included in determining the appraised value of the Property lie wholly within the boundaries and building restriction lines of the Property or are otherwise accessible to Borrower and tenants of the Property under the Reciprocal Easement Agreement, and no improvements on adjoining properties encroach upon the Property, and no easements or other encumbrances upon the Property encroach upon any of the improvements, so as to affect the value or marketability of the Property except in each case the Permitted Encumbrances.

4.1.26 Leases. The Property is not subject to any Leases other than the WaMu Leases and the subleases thereunder described in Schedule II attached hereto. Borrower is the owner and lessor of landlord's interest in the Leases. No Person has any possessory interest in the Property or right to occupy the same except under and pursuant to the provisions of the Leases. The WaMu Leases are in full force and effect and there are no defaults thereunder by either party and there are no conditions that, with the passage of time or the giving of notice, or both, would constitute defaults thereunder. No Rent has been paid more than one (1) month in advance of its due date. All work to be performed by Borrower under each WaMu Lease has been performed as required and has been accepted by the applicable tenant, and any payments, free rent, partial rent, rebate of rent or other payments, credits, allowances or abatements

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required to be given by Borrower to any tenant has already been received by such tenant. There has been no prior sale, transfer or assignment, hypothecation or pledge of any WaMu Lease or of the Rents received therein which is still in effect. To Borrower's knowledge, no tenant under a WaMu Lease has assigned its Lease or sublet all or any portion of the premises demised thereby, no such tenant holds its leased premises under assignment or sublease, nor does anyone except such tenant and its employees occupy such leased premises, except in each case as disclosed in Schedule II. No tenant under any Lease (including any sublease) has a right or option pursuant to such Lease or otherwise to purchase all or any part of the leased premises or the building of which the leased premises are a part. With the exception of any expansion rights under any of the subleases identified in Schedule II, no tenant under any Lease has any right or option for additional space in the Improvements.

4.1.27 <u>Survey</u>. The Survey for the Property delivered to Lender in connection with this Agreement has been prepared in accordance with the provisions of <u>Section 3.1.3(c)</u> hereof, and, to Borrower's knowledge, does not fail to reflect any material matter affecting the Property or the title thereto.

4.1.28 <u>Existence; Principal Place of Business; State of Organization</u>. Borrower's exact legal name is correctly set forth in the introductory paragraph of this Agreement. Borrower is an organization of the type specified in the introductory paragraph of this Agreement. Borrower's principal place of business and chief executive office as of the date hereof is the address set forth in the introductory paragraph of this Agreement. Borrower is organized under the laws of the state of Delaware. Borrower's organizational identification number, if any, assigned by the state of its incorporation or organization is 3877-419.

4.1.29 <u>Filing and Recording Taxes</u>. All transfer taxes, deed stamps, intangible taxes or other amounts in the nature of transfer taxes required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the transfer of the Property to Borrower shall have been paid as of or immediately following the funding of the Loan. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including, without limitation, the Mortgage, shall have been paid as of or immediately following the funding of the Loan, and, under current Legal Requirements, the Mortgage is enforceable in accordance with its terms by Lender (or any subsequent holder thereof), subject to principles of equity and bankruptcy, insolvency and other laws generally applicable to creditors' rights and the enforcement of debtors' obligations.

4.1.30 <u>Special Purpose Entity/Separateness</u>. (a) Until the Debt has been paid in full, Borrower hereby represents, warrants and covenants that Borrower is, shall be and shall continue to be a Special Purpose Entity.

(b) The representations, warranties and covenants set forth in <u>Section 4.1.30(a)</u> shall survive for so long as any amount remains payable to Lender under this Agreement or any other Loan Document.

(c)	All of the assumptions made in the Insolvency Opinion, including, but not limited to, any exhibits attached thereto, are true and correct in all material respects. Borrower has complied and will comply with, and Principal has complied and Borrower will cause Principal to comply with, all of the assumptions made with respect to Borrower and Principal in the Insolvency Opinion. In addition, Borrower covenants and agrees with Lender that (i) any assumptions made in any subsequent non-consolidation opinion required to be delivered in connection with the Loan Documents (an "Additional Insolvency Opinion"), including, but not limited to, any exhibits attached thereto, will have been and shall be true and correct in all respects, (ii) Borrower will have complied and will comply with all of the assumptions made with respect to Borrower and Principal in any Additional Insolvency Opinion, and (iii) each entity other than Borrower and Principal with respect to which an assumption shall be made in any Additional Insolvency Opinion will have complied and will comply with all of the assumptions made with respect to it in any Additional Insolvency Opinion.

4.1.31	Management Agreement. The Management Agreement is in full force and effect and there is no default thereunder by any party thereto and no event has occurred that, with the passage of time and/or the giving of notice would constitute a default thereunder.

4.1.32	Illegal Activity. No portion of the Property has been or will be purchased with proceeds of any illegal activity.

4.1.33	No Change in Facts or Circumstances; Disclosure. All information submitted by Borrower to Lender and in all financial statements, rent rolls, reports, certificates and other documents submitted in connection with the Loan or in satisfaction of the terms thereof and all statements of fact made by Borrower in this Agreement or in any other Loan Document, are accurate, complete and correct in all material respects. There has been no material adverse change in any condition, fact, circumstance or event that would make any such information inaccurate, incomplete or otherwise misleading in any material respect or that otherwise materially and adversely affects or might materially and adversely affect the use, operation or value of the Property or the business operations or the financial condition of Borrower. Borrower has disclosed to Lender all material facts and has not failed to disclose any material fact that could cause any Provided Information or representation or warranty made herein to be materially misleading.

4.1.34	Investment Company Act. Borrower is not (a) an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended; (b) a "holding company" or a "subsidiary company" of a "holding company" or an "affiliate" of either a "holding company" or a "subsidiary company" within the meaning of the Public Utility Holding Company Act of 1935, as amended; or (c) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.

4.1.35	Prohibited Person. At all times throughout the term of the Loan, including after giving effect to any Transfers permitted pursuant to the Loan Documents, (a) none of the funds or other assets of Borrower, Principal and Guarantor constitute property of, or are beneficially owned, directly or indirectly, by a Prohibited Person with the result that the investment in Borrower, Principal or Guarantor, as applicable (whether directly or indirectly), is

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prohibited by law or the Loan made by Lender is in violation of law; (b) no Prohibited Person has any interest of any nature whatsoever in Borrower, Principal or Guarantor, as applicable, with the result that the investment in Borrower, Principal or Guarantor, as applicable (whether directly or indirectly), is prohibited by law or the Loan is in violation of law; (c) none of the funds of Borrower, Principal or Guarantor, as applicable, have been derived from any unlawful activity with the result that the investment in Borrower, Principal or Guarantor, as applicable (whether directly or indirectly), is prohibited by law or the Loan is in violation of law; (d) none of Borrower, Principal or Guarantor or any of their Affiliates, to Borrower's knowledge after due inquiry, has conducted or will conduct any business or has engaged or will engage in any transaction dealing with any Prohibited Person; and (e) none of Borrower, Principal or Guarantor is a Prohibited Person or has been convicted or a felony or a crime which if prosecuted under the laws of the United States of America would be a felony.

4.1.36 <u>Cash Management Account</u>. (a) This Agreement, together with the other Loan Documents, creates a valid and continuing security interest (as defined in the Uniform Commercial Code of the State of New York and the State of California) in the Lockbox Account and Cash Management Account in favor of Lender, which security interest is prior to all other Liens, other than Permitted Encumbrances, and is enforceable as such against creditors of and purchasers from Borrower. Other than in connection with the Loan Documents and except for Permitted Encumbrances, Borrower has not sold or otherwise conveyed the Lockbox Account and Cash Management Account;

(b)   Each of the Lockbox Account and Cash Management Account constitute "deposit accounts" within the meaning of the Uniform Commercial Code of the State of State of New York and the State of California;

(c)   Pursuant and subject to the terms hereof, and the terms of any additional agreements among Lender, Borrower and Lockbox Bank, the Lockbox Bank has agreed to comply with all instructions originated by Lender, without further consent by Borrower, directing disposition of the Lockbox Account and all sums at any time held, deposited or invested therein, together with any interest or other earnings thereon, and all proceeds thereof (including proceeds of sales and other dispositions), whether accounts, general intangibles, chattel paper, deposit accounts, instruments, documents or securities; and

(d)   The Lockbox Account and Cash Management Account are not in the name of any Person other than Borrower, as pledgor, or Lender, as pledgee. 4.1.37 <u>Acquisition Price of Property.</u> Borrower is purchasing the Property from Washington Mutual on the Closing Date for a purchase price of not less than $151,200,000 (prior to closing costs and prorations), of which $106,000,000 will be paid in cash and the balance will be paid by delivery of a promissory note by Guarantor in favor of Washington Mutual in the amount of $45,200,000 together with an irrevocable standby letter of credit in the amount of the principal amount of Guarantor's note (plus accrued interest) that may be drawn upon by Washington Mutual in the event of non-payment of Guarantor's note.

Section 4.2. <u>Survival of Representations</u>. Borrower agrees that all of the representations and warranties of Borrower set forth in <u>Section 4.1</u> and elsewhere in this Agreement and in the other Loan Documents shall survive for so long as any amount remains

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owing to Lender under this Agreement or any of the other Loan Documents by Borrower (other than any contingent liabilities that survive the repayment of the Debt). All representations, warranties, covenants and agreements made in this Agreement or in the other Loan Documents by Borrower shall be deemed to have been relied upon by Lender notwithstanding any investigation heretofore or hereafter made by Lender or on its behalf.

V. BORROWER COVENANTS

Section 5.1. Affirmative Covenants. From the date hereof and until payment and performance in full of all obligations of Borrower under the Loan Documents or the earlier release of the Lien of the Mortgage (and all related obligations) in accordance with the terms of this Agreement and the other Loan Documents, Borrower hereby covenants and agrees with Lender that:

5.1.1 Existence; Compliance with Legal Requirements. Borrower shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its existence, rights, licenses, permits and franchises and comply with all Legal Requirements applicable to Borrower and the Property. There shall never be committed by Borrower and Borrower shall not permit any other Person in occupancy of or involved with the operation or use of the Property to commit any act or omission affording the federal government or any state or local government the right of forfeiture against the Property or any part thereof or any monies paid in performance of Borrower's obligations under any of the Loan Documents. Borrower hereby covenants and agrees not to commit, permit or suffer to exist any act or omission affording such right of forfeiture. Borrower shall at all times maintain, preserve and protect all franchises and trade names and preserve all the remainder of its property used or useful in the conduct of its business and shall keep the Property in good working order and repair, and from time to time make, or cause to be made, all reasonably necessary repairs, renewals, replacements, betterments and improvements thereto, all as more fully provided in the Mortgage. Borrower shall keep the Property insured at all times by financially sound and reputable insurers, to such extent and against such risks, and maintain liability and such other insurance, as is more fully provided in this Agreement. After prior notice to Lender, Borrower, at its own expense, may contest by appropriate legal proceeding promptly initiated and conducted in good faith and with due diligence, the validity of any Legal Requirement, the applicability of any Legal Requirement to Borrower or the Property or any alleged violation of any Legal Requirement, provided that (a) no Default or Event of Default has occurred and remains uncured; (b) Borrower is permitted to do so under the provisions of any mortgage or deed of trust superior in lien to the Mortgage; (c) such proceeding shall be permitted under and be conducted in accordance with the provisions of any instrument to which Borrower is subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable statutes, laws and ordinances; (d) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (e) Borrower shall promptly upon final determination thereof comply with any such Legal Requirement determined to be valid or applicable or cure any violation of any Legal Requirement; (f) such proceeding shall suspend the enforcement of the contested Legal Requirement against Borrower and the Property; and (g) Borrower shall furnish such security as may be required in the proceeding, or as may be requested by Lender, to insure compliance with such Legal Requirement, together with all interest and penalties payable in connection therewith. Lender may apply any such security, as

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necessary to cause compliance with such Legal Requirement at any time when, in the reasonable judgment of Lender, the validity, applicability or violation of such Legal Requirement is finally established or the Property (or any part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost.

5.1.2 <u>Taxes and Other Charges</u>. Borrower shall pay (or cause to be paid pursuant to the WaMu Leases) all Taxes and Other Charges now or hereafter levied or assessed or imposed against the Property or any part thereof as the same become due and payable; <u>provided</u>, <u>however</u>, Borrower's obligation to directly pay Taxes shall be suspended for so long as Borrower complies with the terms and provisions of <u>Section 7.2</u> hereof. Borrower will deliver to Lender receipts for payment or other evidence satisfactory to Lender that the Taxes and Other Charges have been so paid or are not then delinquent no later than five (5) days prior to the date on which the Taxes and/or Other Charges would otherwise be delinquent if not paid. Borrower shall furnish to Lender receipts for the payment of the Taxes and the Other Charges prior to the date the same shall become delinquent <u>provided</u>, <u>however</u>, Borrower is not required to furnish such receipts for payment of Taxes in the event that such Taxes have been paid by Lender pursuant to <u>Section 7.2</u> hereof. Borrower shall not suffer and shall promptly cause to be paid and discharged any Lien or charge whatsoever which may be or become a Lien or charge against the Property, and shall promptly pay for all utility services provided to the Property. After prior notice to Lender, Borrower, at its own expense, may contest by appropriate legal proceeding, promptly initiated and conducted in good faith and with due diligence, the amount or validity or application in whole or in part of any Taxes, Other Charges or Lien, provided that (a) no Default or Event of Default has occurred and remains uncured; (b) Borrower is permitted to do so under the provisions of any mortgage or deed of trust superior in lien to the Mortgage; (c) such proceeding shall be permitted under and be conducted in accordance with the provisions of any other instrument to which Borrower is subject and shall not constitute a default thereunder and such proceeding shall be conducted in accordance with all applicable statutes, laws and ordinances; (d) neither the Property nor any part thereof or interest therein will be in danger of being sold, forfeited, terminated, cancelled or lost; (e) Borrower shall promptly upon final determination thereof pay the amount of any such Taxes or Other Charges, together with all costs, interest and penalties which may be payable in connection therewith; (f) such proceeding shall suspend the collection of such contested Taxes or Other Charges from the Property; and (g) Borrower shall furnish such security as may be required in the proceeding, or as may be requested by Lender, to insure the payment of any such Taxes or Other Charges, together with all interest and penalties thereon. Lender may pay over any such cash deposit or part thereof held by Lender to the claimant entitled thereto at any time when, in the judgment of Lender, the entitlement of such claimant is established or the Property (or part thereof or interest therein) shall be in danger of being sold, forfeited, terminated, cancelled or lost or there shall be any danger of the Lien of the Mortgage being primed by any related Lien.

5.1.3 <u>Litigation</u>. Borrower shall give prompt notice to Lender of any litigation or governmental proceedings pending or, to Borrower's knowledge, threatened against Borrower, Principal and Guarantor which might materially adversely affect Borrower's, Principal's or Guarantor's condition (financial or otherwise) or business or the Property.

LA1 624504v7

5.1.4 <u>Access to Property</u>. Borrower shall permit agents, representatives and employees of Lender to inspect the Property or any part thereof at reasonable hours upon reasonable advance notice.

5.1.5 <u>Notice of Default</u>. Borrower shall promptly advise Lender of any material adverse change in Borrower's, Principal's or Guarantor's condition, financial or otherwise, or of the occurrence of any Default or Event of Default of which Borrower has knowledge.

5.1.6 <u>Cooperate in Legal Proceedings</u>. Borrower shall cooperate fully with Lender with respect to any proceedings (other than those brought by Lender against Borrower or any Affiliate of Borrower) before any court, board or other Governmental Authority which may in any way affect the rights of Lender hereunder or any rights obtained by Lender under any of the other Loan Documents and, in connection therewith, permit Lender, at its election, to participate in any such proceedings.

5.1.7 <u>Perform Loan Documents</u>. Borrower shall observe, perform and satisfy all the terms, provisions, covenants and conditions of, and shall pay when due all costs, fees and expenses to the extent required under the Loan Documents executed and delivered by, or applicable to, Borrower.

5.1.8 <u>Award and Insurance Benefits</u>. Borrower shall cooperate with Lender in obtaining for Lender the benefits of any Awards or Insurance Proceeds lawfully or equitably payable in connection with the Property, and Lender shall be reimbursed for any expenses incurred in connection therewith (including attorneys' fees and disbursements, and the payment by Borrower of the expense of an appraisal on behalf of Lender in case of Casualty or Condemnation affecting the Property or any part thereof) out of such Insurance Proceeds.

5.1.9 <u>Further Assurances</u>. Borrower shall, at Borrower's sole cost and expense:

(a)   furnish to Lender all instruments, documents, boundary surveys, footing or foundation surveys, certificates, plans and specifications, appraisals, title and other insurance reports and agreements, and each and every other document, certificate, agreement and instrument required to be furnished by Borrower pursuant to the terms of the Loan Documents or which are reasonably requested by Lender in connection therewith;

(b)   execute and deliver to Lender such documents, instruments, certificates, assignments and other writings, and do such other acts necessary or desirable, to evidence, preserve and/or protect the collateral at any time securing or intended to secure the obligations of Borrower under the Loan Documents, as Lender may reasonably require; and

(c)   do and execute all and such further lawful and reasonable acts, conveyances and assurances for the better and more effective carrying out of the intents and purposes of this Agreement and the other Loan Documents, as Lender shall reasonably require from time to time.

5.1.10 <u>Mortgage Taxes</u>. Borrower represents that it has paid, or will pay as of or immediately following the funding of the Loan, all state, county and municipal recording and all other taxes imposed upon the execution and recordation of the Mortgage.

5.1.11 <u>Financial Reporting</u>. (a) Borrower will keep and maintain or will cause to be kept and maintained on a Fiscal Year basis, in accordance with GAAP (or such other accounting basis acceptable to Lender), proper and accurate books, records and accounts reflecting all of the financial affairs of Borrower and all items of income and expense in connection with the operation of the Property. Lender shall have the right from time to time at all times during normal business hours upon reasonable notice to examine such books, records and accounts at the office of Borrower or any other Person maintaining such books, records and accounts and to make such copies or extracts thereof as Lender shall desire. After the occurrence of an Event of Default, Borrower shall pay any costs and expenses incurred by Lender to examine Borrower's accounting records with respect to the Property, as Lender shall determine to be necessary or appropriate in the protection of Lender's interest.

(b) Borrower will furnish to Lender annually, within one hundred (100) days following the end of each Fiscal Year of Borrower, a complete copy of Maguire Properties, Inc.'s annual financial statements audited by a "Big Four" accounting firm or other independent certified public accountant acceptable to Lender in accordance with GAAP (or such other accounting basis acceptable to Lender) (the "Parent Financials") together with certified financial statements relating to the Borrower covering the Property for such Fiscal Year and containing statements of profit and loss for Borrower and the Property and a balance sheet for Borrower, the contents of which are consistent with the Parent Financials. Such statements shall set forth the financial condition and the results of operations for the Property for such Fiscal Year, and shall include, but not be limited to, amounts representing annual Net Cash Flow, Net Operating Income, Gross Income from Operations and Operating Expenses. Borrower's annual financial statements shall be accompanied by (i) a comparison of the budgeted income and expenses and the actual income and expenses for the prior Fiscal Year, (ii) an Officer's Certificate certifying that each schedule related to the Borrower of annual financial statement is true, accurate, correct and complete and presents fairly the financial condition and the results of operations of Borrower and the Property has been prepared in accordance with GAAP, (iii) a list of tenants, if any, occupying more than twenty (20%) percent of the total floor area of the Improvements, (iv) a breakdown showing the year in which each Lease then in effect expires and the percentage of total floor area of the Improvements and the percentage of base rent with respect to which Leases shall expire in each such year, each such percentage to be expressed on both a per year and cumulative basis, (v) a schedule reconciling Net Operating Income to Net Cash Flow (the "Net Cash Flow Schedule"), which shall itemize all adjustments made to Net Operating Income to arrive at Net Cash Flow, and (vi) together with such annual financial statements, Borrower shall furnish to Lender an Officer's Certificate certifying as of the date thereof whether there exists an event or circumstance which constitutes a Default or Event of Default under the Loan Documents executed and delivered by, or applicable to, Borrower, and if such Default or Event of Default exists, the nature thereof, the period of time it has existed and the action then being taken to remedy the same.

(c) For the month of November 2004 and the first twelve complete calendar months following the Closing Date, and as requested by Lender thereafter, Borrower will furnish, or cause to be furnished, to Lender on or before thirty (30) days after the end of each calendar month the following items, accompanied by an Officer's Certificate stating that such items are true, correct, accurate, and complete and fairly present the financial condition and results of the operations of Borrower and the Property (subject to normal year-end adjustments):

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(i) a rent roll for the subject month; (ii) monthly and year-to-date operating statements (including Capital Expenditures) prepared for each calendar month, noting Net Operating Income, Gross Income from Operations, and Operating Expenses (not including any contributions to the Rollover Reserve Fund), and, upon Lender's request, other information necessary and sufficient to fairly represent the financial position and results of operation of the Property during such calendar month, and containing a comparison of budgeted income and expenses and the actual income and expenses together with a detailed explanation of any variances of five percent (5%) or more between budgeted and actual amounts for such periods, all in form satisfactory to Lender; (iii) a calculation reflecting the Debt Service Coverage Ratio for the period from December 1, 2004 through the last day of such month; and (iv) a Net Cash Flow Schedule. In addition, such Officer's Certificate shall also state that the representations and warranties of Borrower set forth in Section 4.1.30 are true and correct as of the date of such certificate and that there are no trade payables outstanding for more than sixty (60) days. Notwithstanding the foregoing, in the event of the Securitization of the Loan by Lender, Borrower will not be required to furnish the material described in this clause (c) for any month after the month in which the closing of the Securitization occurs.

(d)   Borrower shall submit to Lender an Annual Budget for the calendar year commencing on January 1, 2005 by not later than December 31, 2004 in form reasonably satisfactory to Lender; for each Fiscal Year thereafter, Borrower shall submit to Lender an Annual Budget not later than forty-five (45) days prior to the commencement of such Fiscal Year in form reasonably satisfactory to Lender. At all times following the occurrence of an Event of Default (without regard to whether subsequently cured by Borrower), the Annual Budget shall be subject to Lender's reasonable approval (each such Annual Budget, an "Approved Annual Budget"). In the event that Lender objects to a proposed Annual Budget submitted by Borrower which requires the approval of Lender hereunder, Lender shall advise Borrower of such objections within fifteen (15) days after receipt thereof (and deliver to Borrower a reasonably detailed description of such objections) and Borrower shall promptly revise such Annual Budget and resubmit the same to Lender. Lender shall advise Borrower of any objections to such revised Annual Budget within ten (10) days after receipt thereof (and deliver to Borrower a reasonably detailed description of such objections) and Borrower shall promptly revise the same in accordance with the process described in this subsection until Lender approves the Annual Budget. Until such time that Lender approves a proposed Annual Budget which requires the approval of Lender hereunder, the most recently Approved Annual Budget shall apply; provided that, such Approved Annual Budget shall be adjusted to reflect actual increases in Taxes, Insurance Premiums and utilities expenses.

(e)   In the event that, Borrower must incur an extraordinary Operating Expense or Capital Expenditure not set forth in the Approved Annual Budget (each an "Extraordinary Expense"), then Borrower shall promptly deliver to Lender a reasonably detailed explanation of such proposed Extraordinary Expense for Lender's approval.

(f)   Intentionally Omitted.

(g)   If requested by Lender, Borrower shall provide Lender, promptly upon request, with summaries of the following financial statements if, at the time a Disclosure Document is being prepared for a Securitization, it is expected that the principal amount of the

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Loan and any Affiliated Loans at the time of Securitization may, or if the principal amount of the Loan and any Affiliated Loans at any time during which the Loan and any Affiliated Loans are included in a Securitization does, equal or exceed 10% (but is less than 20%) of the aggregate principal amount of all mortgage loans included or expected to be included, as applicable, in a Securitization:

(i)   To the extent the following statements pertain to Borrower's period of ownership of the Property, a balance sheet with respect to the Property for the two most recent fiscal years, meeting the requirements of Section 210.3-01 of Regulation S-X of the Securities Act and statements of income and statements of cash flows with respect to the Property for the three most recent fiscal years, meeting the requirements of Section 210.3-02 of Regulation S-X, and, to the extent that such balance sheet is more than 135 days old as of the date of the document in which such financial statements are included, interim financial statements of the Property meeting the requirements of Section 210.3-01 and 210.3-02 of Regulation S-X (all of such financial statements, collectively, the "Standard Statements"); provided, however, if the Property is not a hotel, nursing home, or other property that would be deemed to constitute a business and not real estate under Regulation S-X or other legal requirements and has been acquired by Borrower from an unaffiliated third party (such Property, "Acquired Property"), as to which the other conditions set forth in Section 210.3-14 of Regulation S-X for provision of financial statements in accordance with such Section have been met, in lieu of the Standard Statements otherwise required by this Section, Borrower shall instead provide the financial statements required by such Section 210.3-14 of Regulation S-X ("Acquired Property Statements").

(ii)   To the extent the following statements pertain to Borrower's period of ownership of the Property, a balance sheet of the Property as of the end of each fiscal quarter, meeting the requirements of Section 210.3-01 of Regulation S-X, and statements of income and statements of cash flows of the Property for the period commencing following the last day of the most recent fiscal year and ending on the date of such balance sheet and for the corresponding period of the most recent fiscal year, meeting the requirements of Section 210.3-02 of Regulation S-X (provided, that if for such corresponding period of the most recent fiscal year Acquired Property Statements were permitted to be provided hereunder pursuant to subsection (i) above, Borrower shall instead provide Acquired Property Statements for such corresponding period).

(iii)   A balance sheet of the Property as of the end of each fiscal year, meeting the requirements of Section 210.3-01 of Regulation S-X, and statements of income and statements of cash flows of the Property for such fiscal year, meeting the requirements of Section 210.3-02 of Regulation S-X.

(iv)   Within ten (10) Business Days after notice from Lender in connection with the Securitization of this Loan, such additional financial statements, such that, as of the date (each an "Offering Document Date") of each Disclosure Document, Borrower shall have provided Lender with all financial statements as described in subsection (i) above; provided that the fiscal year and interim periods for which such financial statements shall be provided shall be determined as of such Offering Document Date.

Such summaries shall meet the requirements for "summarized financial information," as defined in Section 210.1-02(bb) of Regulation S-X, or such other requirements as may be determined to be necessary or appropriate by Lender.

(h)   All financial statements, summaries of which are provided by Borrower hereunder pursuant to Section 5.1.11(g) hereof, shall be prepared in accordance with GAAP, and shall meet the requirements of Regulation S-X and other applicable legal requirements. All summaries of financial statements provided by Borrower under Section 5.1.11(g) shall be accompanied by an Officer's Certificate, which certification shall state that the financial statements summarized by Borrower meet the requirements set forth in the first sentence of this Section 5.1.11(h).

(i)   If requested by Lender, Borrower shall provide Lender, promptly upon request, with any other or additional financial statements, or financial, statistical or operating information, as Lender shall determine to be required pursuant to Regulation S-X or any amendment, modification or replacement thereto or other legal requirements in connection with any Disclosure Document or any filing under or pursuant to the Exchange Act in connection with or relating to a Securitization (hereinafter, an "Exchange Act Filing") or as shall otherwise be reasonably requested by Lender.

(j)   In the event Lender determines, in connection with a Securitization, that the financial statements required in order to comply with Regulation S-X or other legal requirements are other than as provided herein, then notwithstanding the provisions of Section 5.1.11(g) and (h) hereof, Lender may request, and Borrower shall promptly provide such other financial statements as Lender determines to be necessary or appropriate for such compliance.

(k)   Any reports, statements or other information required to be delivered under this Agreement shall be delivered (i) in paper form, (ii) on a diskette, and (iii) if requested by Lender and within the capabilities of Borrower's data systems without change or modification thereto, in electronic form and prepared using a Microsoft Word for Windows or WordPerfect for Windows files (which files may be prepared using a spreadsheet program and saved as word processing files). Borrower agrees that Lender may disclose information regarding the Property and Borrower that is provided to Lender pursuant to this Section in connection with the Securitization to such parties requesting such information in connection with such Securitization.

5.1.12 Business and Operations. Borrower will continue to engage in the businesses presently conducted by it as and to the extent the same are necessary for the ownership, maintenance, management and operation of the Property. Borrower will qualify to do business and will remain in good standing under the laws of each jurisdiction as and to the extent the same are required for the ownership, maintenance, management and operation of the Property.

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5.1.13 <u>Title to the Property</u>. Borrower will warrant and defend (a) the title to the Property and every part thereof, subject only to Liens permitted hereunder (including Permitted Encumbrances) and (b) the validity and priority of the Lien of the Mortgage and the Assignment of Leases, subject only to Liens permitted hereunder (including Permitted Encumbrances), in each case against the claims of all Persons whomsoever. Borrower shall reimburse Lender for any losses, costs, damages or expenses (including reasonable attorneys' fees and court costs) incurred by Lender if an interest in the Property, other than as permitted hereunder, is claimed by another Person.

5.1.14 <u>Costs of Enforcement</u>. In the event (a) that the Mortgage is foreclosed in whole or in part or that the Mortgage is put into the hands of an attorney for collection, suit, action or foreclosure, (b) of the foreclosure of any mortgage prior to or subsequent to the Mortgage in which proceeding Lender is made a party, or (c) of the bankruptcy, insolvency, rehabilitation or other similar proceeding in respect of Borrower or any of its constituent Persons or an assignment by Borrower or any of its constituent Persons for the benefit of its creditors, Borrower, its successors or assigns, shall be chargeable with and agrees to pay all costs of collection and defense, including attorneys' fees and costs, incurred by Lender or Borrower in connection therewith and in connection with any appellate proceeding or post-judgment action involved therein, together with all required service or use taxes.

5.1.15 <u>Estoppel Statement</u>. (a) After request by Lender, Borrower shall within ten (10) days furnish Lender with a statement, duly acknowledged and certified, setting forth (i) the original principal amount of the Loan, (ii) the unpaid principal amount of the Loan, (iii) the Applicable Interest Rate of the Loan, (iv) the date installments of interest and/or principal were last paid, (v) any offsets or defenses to the payment of the Debt, if any, (vi) that the Note, this Agreement, the Mortgage and the other Loan Documents are valid, legal and binding obligations and have not been modified or if modified, giving particulars of such modification, and (vii) that Borrower, Principal and Guarantor have complied and are continuing to comply with <u>Section 4.1.35</u> hereof.

(b)   Borrower shall use commercially reasonably good faith efforts to deliver to Lender upon request, tenant estoppel certificates from each commercial tenant leasing space at the Property in form and substance reasonably satisfactory to Lender provided that Borrower shall not be required to deliver such certificates more frequently than two (2) times in any calendar year.

5.1.16 <u>Loan Proceeds</u>. Borrower shall use the proceeds of the Loan received by it on the Closing Date only for the purposes set forth in <u>Section 2.1.4</u>.

5.1.17 <u>Performance by Borrower</u>. Borrower shall in a timely manner observe, perform and fulfill each and every covenant, term and provision of each Loan Document executed and delivered by, or applicable to, Borrower, and shall not enter into or otherwise suffer or permit any amendment, waiver, supplement, termination or other modification of any Loan Document executed and delivered by, or applicable to, Borrower without the prior consent of Lender.

5.1.18 <u>Confirmation of Representations</u>. Borrower shall deliver, in connection with any Securitization, (a) one or more Officer's Certificates certifying as to the accuracy of all representations made by Borrower in the Loan Documents as of the date of the closing of such Securitization in all relevant jurisdictions (except that, if any such representation is no longer accurate, such certificates shall identify with specificity the representation that is no longer accurate and the manner in which it is not accurate), and (b) certificates of the relevant Governmental Authorities in all relevant jurisdictions indicating the good standing and qualification of Borrower and Principal as of the date of the Securitization.

5.1.19 <u>No Joint Assessment</u>. Borrower shall not suffer, permit or initiate the joint assessment of the Property (a) with any other real property constituting a tax lot separate from the Property, and (b) which constitutes real property with any portion of the Property which may be deemed to constitute personal property, or any other procedure whereby the lien of any taxes which may be levied against such personal property shall be assessed or levied or charged to such real property portion of the Property.

5.1.20 <u>Leasing Matters</u>.

(a)   Any Leases with respect to the Property executed after the date hereof, for more than 40,000 square feet shall be approved by Lender, which approval shall not be unreasonably withheld. Upon request, Borrower shall furnish Lender with executed copies of all Leases. All renewals of Leases (other than renewals under the provisions of the WaMu Leases in effect as of the Closing Date) and all proposed Leases shall provide for rental rates comparable to existing local market rates. All proposed Leases shall be on commercially reasonable terms and shall not contain any terms which would materially affect Lender's rights under the Loan Documents. All Leases executed after the date hereof shall provide that they are subordinate to the Mortgage and that the lessee agrees to attorn to Lender or any purchaser at a sale by foreclosure or power of sale. Borrower (a) shall observe and perform the obligations imposed upon the lessor under the Leases in a commercially reasonable manner; (b) shall enforce and may amend or terminate the terms, covenants and conditions contained in the Leases upon the part of the lessee thereunder to be observed or performed in a commercially reasonable manner and in a manner not to impair the value of the Property involved except that no early termination by Borrower or acceptance of early surrender by a tenant of any Leases shall be permitted unless by reason of a tenant default and then only in a commercially reasonable manner to preserve and protect the Property; <u>provided</u>, <u>however</u>, that no such early termination or surrender of any Lease covering more than 40,000 square feet will be permitted without the consent of Lender; (c) shall not collect any of the rents more than one (1) month in advance (other than security deposits); (d) shall not execute any other assignment of lessor's interest in the Leases or the Rents (except as contemplated by the Loan Documents); (e) shall not alter, modify or change the terms of the Leases in a manner inconsistent with the provisions of the Loan Documents; and (f) shall execute and deliver at the request of Lender all such further assurances, confirmations and assignments in connection with the Leases as Lender shall from time to time reasonably require. Notwithstanding anything to the contrary contained herein, Borrower shall not enter into a lease of all or substantially all of the Property without Lender's prior consent.

(b)   Notwithstanding anything to the contrary contained in this <u>Section 5.1.20</u>:

(i)   whenever Lender's approval or consent is required pursuant to the provisions of this Section 5.1.20, Borrower shall have the right to submit a term sheet of such transaction to Lender for Lender's approval, such approval not to be unreasonably withheld or delayed. Any such term sheet submitted to Lender shall set forth all material terms of the proposed transaction, including identity of tenant, square footage, term, rent, rent credits, abatements, work allowances and tenant improvements to be constructed by Borrower. Lender shall use good faith efforts to respond within five (5) Business Days after Lender's receipt of Borrower's written request for approval or consent of such term sheet. If Lender fails to respond to such request within five (5) Business Days, and Borrower sends a second request containing a legend clearly marked in not less than fourteen (14) point bold face type, underlined, in all capital letters "REQUEST DEEMED APPROVED IF NO RESPONSE WITHIN TWO BUSINESS DAYS", Lender shall be deemed to have approved or consented to such term sheet if Lender fails to respond to such second written request before the expiration of such two (2) Business Day period;

(ii)   whenever Lender's approval or consent is required pursuant to the provisions of this Section 5.1.20 for any matter with respect to which Lender has not previously approved a term sheet pursuant to Section 5.1.20(b)(i) above, Lender shall use good faith efforts to respond within five (5) Business Days after Lender's receipt of Borrower's written request for such approval or consent. If Lender fails to respond to such request within five (5) Business Days, and Borrower sends a second request containing a legend clearly marked in not less than fourteen (14) point bold face type, underlined, in all capital letters "REQUEST DEEMED APPROVED IF NO RESPONSE WITHIN TWO BUSINESS DAYS", Lender shall be deemed to have approved or consented to such matter if Lender fails to respond to such second written request before the expiration of such two (2) Business Day period;

(iii)   whenever Lender's approval or consent is required pursuant to the provisions of this Section 5.1.20 for any matter with respect to which Lender has previously approved or is deemed to have approved a term sheet pursuant to Section 5.1.20(b)(i) above, Lender shall use good faith efforts to respond within five (5) Business Days after Lender's receipt of Borrower's written request for such approval or consent. If Lender fails to respond to such request within five (5) Business Days, and Borrower sends a second request containing a legend clearly marked in not less than fourteen (14) point bold face type, underlined, in all capital letters "REQUEST DEEMED APPROVED IF NO RESPONSE WITHIN TWO BUSINESS DAYS", Lender shall be deemed to have approved or consented to such matter if Lender fails to respond to such second written request before the expiration of such two (2) Business Day period, provided that there have been no material deviations from the term sheet and that the aggregate economics of the transaction are no less favorable to Borrower than as set forth in the term sheet; and

(iv)   in the event that Lender shall have approved (or be deemed to have approved) a term sheet submitted by Borrower with respect to a certain Lease, Lender shall not withhold its approval or consent with respect to such Lease on the basis of any provisions of such Lease dealing with the items contained in the approved term sheet.

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5.1.21 <u>Alterations</u>.   Borrower shall obtain Lender's prior consent to any alterations to any Improvements, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Lender's consent shall not be required in connection with any alterations, the aggregate cost of which does not exceed Two Million, Five Hundred Thousand and 00/100 Dollars ($2,500,000) (the "Threshold Amount"), or (b) are performed in connection with the Restoration of the Property after the occurrence of a Casualty in accordance with the terms and provisions of this Agreement. If the total unpaid amounts due and payable with respect to alterations to the Improvements at the Property (other than such amounts to be paid or reimbursed by tenants under the Leases) shall at any time exceed the Threshold Amount, Borrower shall promptly deliver to Lender as security for the payment of such amounts and as additional security for Borrower's obligations under the Loan Documents any of the following: (A) cash, (B) U.S. Obligations, (C) other securities having a rating acceptable to Lender and that the applicable Rating Agencies have confirmed in writing will not, in and of itself, result in a downgrade, withdrawal or qualification of the initial, or, if higher, then current ratings assigned to any Securities or any class thereof in connection with any Securitization, or (D) a completion and performance bond or an irrevocable letter of credit (payable on sight draft only) issued by a financial institution having a rating by S&P of not less than "A-1+" if the term of such bond or letter of credit is no longer than three (3) months or, if such term is in excess of three (3) months, issued by a financial institution having a rating that is acceptable to Lender and that the applicable Rating Agencies have confirmed in writing will not, in and of itself, result in a downgrade, withdrawal or qualification of the initial, or, if higher, then current ratings assigned to any Securities or any class thereof in connection with any Securitization. Such security shall be in an amount equal to the excess of the total unpaid amounts with respect to alterations to the Improvements on the Property (other than such amounts to be paid or reimbursed by tenants under the Leases) over the Threshold Amount and Lender may apply such security from time to time at the option of Lender to pay for such alterations.

5.1.22 <u>Operation of Property</u>.   (a)   Borrower shall cause the Property to be operated, in all material respects, in accordance with the Management Agreement (or Replacement Management Agreement) as applicable.   In the event that the Management Agreement expires or is terminated (without limiting any obligation of Borrower to obtain Lender's consent to any termination or modification of the Management Agreement in accordance with the terms and provisions of this Agreement), Borrower shall promptly enter into a Replacement Management Agreement with Manager or another Qualified Manager, as applicable.

(b)   Borrower shall: (i) promptly perform and/or observe, in all material respects, all of the covenants and agreements required to be performed and observed by it under the Management Agreement and do all things necessary to preserve and to keep unimpaired its material rights thereunder; (ii) promptly notify Lender of any material default under the Management Agreement of which it is aware; (iii) promptly deliver to Lender a copy of each financial statement, business plan, capital expenditures plan, notice, report and estimate received by it under the Management Agreement; and (iv) enforce the performance and observance of all of the covenants and agreements required to be performed and/or observed by Manager under the Management Agreement, in a commercially reasonable manner.

5.1.23 <u>Reciprocal Easement Agreement; Right to Purchase Parcel E</u>.

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(a)   As of the date hereof, Parcel E under the Reciprocal Easement Agreement is not part of the Property encumbered by the Mortgage; however, Borrower has under the terms of the Reciprocal Easement Agreement the right, upon the completion of the legal subdivision of Parcel E pursuant to the terms and conditions set forth in the Reciprocal Easement Agreement into Parcel F and "New Parcel E" as thereunder described, to purchase New Parcel E for One Dollar ($1.00) (the "Option"). Under the Mortgage and other Loan Documents, Borrower is assigning to Lender its rights under the Option as additional security for the Loan. For so long as any part of the Debt remains outstanding, Borrower will not exercise the Option without the prior written consent of Lender, which Lender may grant or withhold in its sole and absolute discretion. If requested by Lender in writing following and during the continuation of any Event of Default hereunder, Borrower agrees to promptly exercise the Option and to take the following actions:

(i)   Borrower shall concurrently with the acquisition of New Parcel E execute and deliver a spreader agreement and such other amendments to the Loan Documents as Lender may reasonably require in order to include New Parcel E in the Property covered by the Mortgage;

(ii)   Borrower shall deliver to Lender an updated title insurance policy and survey for the Property that include New Parcel E without any encumbrances or liens other than the lien of non-delinquent real property taxes and assessments, title matters that encumber New Parcel E as of the Closing Date, title matters required or imposed by any Governmental Authority in connection with the approval of the subdivision of Parcel E, and any easements or non-monetary encumbrances affecting title granted by the owner of New Parcel E after the Closing Date that do not materially adversely affect the easements and other rights granted to the owners of the Property under the Reciprocal Easement Agreement, the Reciprocal Easement Agreement, and the Mortgage;

(iii)   Borrower shall amend the property and casualty insurance policies required under Section 6.1 hereof to cover the interests of Borrower and Lender with respect to New Parcel E;

(iv)   If the acquisition of New Parcel E occurs more than six (6) months after the date hereof Borrower shall deliver to Lender a Phase I environmental audit in form and substance similar to the environmental report delivered at the funding of the Loan;

(v)   Borrower shall deliver to Lender evidence, reasonably satisfactory to Lender, that New Parcel E has been lawfully subdivided and is in compliance with all zoning and other legal requirements, including but not limited to the Subdivision Map Act, and is a separate and distinct tax parcel;

(vi)   Borrower shall deliver to Lender new or updated legal opinions similar to those delivered at the funding of the Loan, including without limitation an Insolvency Opinion, and such other legal opinions as Lender may reasonably require; and

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(vii)   Borrower shall pay all out of pocket costs and expenses, including reasonable attorneys' and consultants' fees and disbursements, incurred by Lender in connection with the acquisition of New Parcel E and the amendment of the Loan Documents.

During any period when a continuing Event of Default hereunder exists, if the subdivision of Parcel E into Parcel F and New Parcel E has not already occurred, Lender shall have the right to pursue the completion of such subdivision on behalf of the owner of Parcel E, as provided in the Reciprocal Easement Agreement, and to exercise the Option on behalf of Borrower upon completion of such subdivision.

(b)   Without the prior written consent of Lender, such consent not to be unreasonably withheld or delayed, Borrower shall not amend or agree to any amendment to the Reciprocal Easement Agreement, consent to (or be deemed to have consented to) any Improvement Change, or vote to form an owners association under the Reciprocal Easement Agreement. Borrower shall not agree to any termination of the Reciprocal Easement Agreement without the prior written consent of Lender. Borrower shall at all times comply with its obligations under the Reciprocal Easement Agreement, including but not limited to its obligation to pay the portion of Common Area Expenses allocated to the Property thereunder.

Section 5.2. <u>Negative Covenants</u>. From the date hereof until payment and performance in full of all obligations of Borrower under the Loan Documents or the earlier release of the Lien of the Mortgage in accordance with the terms of this Agreement and the other Loan Documents, Borrower covenants and agrees with Lender that it will not do, directly or indirectly, any of the following:

5.2.1 <u>Operation of Property</u>. (a)   Borrower shall not, without Lender's prior consent (which consent shall not be unreasonably withheld): (i) surrender, terminate or cancel the Management Agreement; <u>provided</u>, that Borrower may, without Lender's consent, replace Manager so long as the replacement manager is a Qualified Manager pursuant to a Replacement Management Agreement; (ii) reduce or consent to the reduction of the term of the Management Agreement; (iii) increase or consent to the increase of the amount of any charges under the Management Agreement which with respect to the management fees payable thereunder shall in no event, whether payable to an Affiliate or non-Affiliate of Borrower or whether payable under one or more agreements, exceed in the aggregate four percent (4%) of Gross Income from Operations; or (iv) otherwise modify, change, supplement, alter or amend, or waive or release any of its rights and remedies under, the Management Agreement in any material respect.

(b)   Following the occurrence and during the continuance of an Event of Default, Borrower shall not exercise any rights, make any decisions, grant any approvals or otherwise take any action under the Management Agreement without the prior consent of Lender, which consent may be withheld in Lender's sole discretion.

5.2.2 <u>Liens</u>. Borrower shall not create, incur, assume or suffer to exist any Lien on any portion of the Property or permit any such action to be taken, except:

(a)   Permitted Encumbrances;

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(b) Liens created by or permitted pursuant to the Loan Documents; and

(c) Liens for Taxes or Other Charges not yet due.

5.2.3 <u>Dissolution</u>. Borrower shall not (a) engage in any dissolution, liquidation or consolidation or merger with or into any other business entity, (b) engage in any business activity not related to the ownership and operation of the Property, (c) transfer, lease or sell, in one transaction or any combination of transactions, the assets or all or substantially all of the properties or assets of Borrower except to the extent permitted by the Loan Documents, (d) modify, amend, waive or terminate its organizational documents or its qualification and good standing in any jurisdiction or (e) cause the Principal to (i) dissolve, wind up or liquidate or take any action, or omit to take an action, as a result of which the Principal would be dissolved, wound up or liquidated in whole or in part, or (ii) amend, modify, waive or terminate the certificate of limited partnership of the Principal, in each case, without obtaining the prior consent of Lender.

5.2.4 <u>Change in Business</u>. Borrower shall not enter into any line of business other than the ownership and operation of the Property, or make any material change in the scope or nature of its business objectives, purposes or operations, or undertake or participate in activities other than the continuance of its present business.

5.2.5 <u>Debt Cancellation</u>. Borrower shall not cancel or otherwise forgive or release any material claim or debt (other than termination of Leases in accordance herewith) owed to Borrower by any Person, except for adequate consideration and in the ordinary course of Borrower's business.

5.2.6 <u>Zoning</u>. Borrower shall not initiate or consent to any zoning reclassification of any portion of the Property or seek any variance under any existing zoning ordinance or use or permit the use of any portion of the Property in any manner that could result in such use becoming a non-conforming use under any zoning ordinance or any other applicable land use law, rule or regulation, without the prior consent of Lender.

5.2.7 <u>Intentionally Omitted</u>.

5.2.8 <u>Principal Place of Business and Organization</u>. Borrower shall not change its principal place of business set forth in the introductory paragraph of this Agreement without first giving Lender thirty (30) days prior notice. Borrower shall not change the place of its organization as set forth in <u>Section 4.1.28</u> without the consent of Lender, which consent shall not be unreasonably withheld. Upon Lender's request, Borrower shall execute and deliver additional financing statements, security agreements and other instruments which may be necessary to effectively evidence or perfect Lender's security interest in the Property as a result of such change of principal place of business or place of organization.

5.2.9 <u>ERISA</u>. (a) Borrower shall not engage in any transaction which would cause any obligation, or action taken or to be taken, hereunder (or the exercise by Lender of any of its rights under the Note, this Agreement or the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under ERISA.

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(b)   Borrower further covenants and agrees to deliver to Lender such certifications or other evidence from time to time throughout the term of the Loan, as requested by Lender in its sole discretion, that (i) Borrower is not an "employee benefit plan" as defined in Section 3(3) of ERISA, which is subject to Title I of ERISA, or a "governmental plan" within the meaning of Section 3(32) of ERISA; (ii) Borrower is not subject to any state statute regulating investments of, or fiduciary obligations with respect to, governmental plans; and (iii) one or more of the following circumstances is true:

(A)   Equity interests in Borrower are publicly offered securities, within the meaning of 29 C.F.R. §2510.3-101(b)(2);

(B)   Less than twenty-five percent (25%) of each outstanding class of equity interests in Borrower is held by "benefit plan investors" within the meaning of 29 C.F.R. §2510.3-101(f)(2); or

(C)   Borrower qualifies as an "operating company" or a "real estate operating company" within the meaning of 29 C.F.R. §2510.3-101(c) or (e).

5.2.10 <u>Transfers</u>.   (a)   Borrower acknowledges that Lender has examined and relied on the experience of Borrower and its general partners, members, principals and (if Borrower is a trust) beneficial owners in owning and operating properties such as the Property in agreeing to make the Loan, and will continue to rely on Borrower's ownership of the Property as a means of maintaining the value of the Property as security for repayment of the Debt and the performance of the obligations contained in the Loan Documents. Borrower acknowledges that Lender has a valid interest in maintaining the value of the Property so as to ensure that, should Borrower default in the repayment of the Debt or the performance of the obligations contained in the Loan Documents, Lender can recover the Debt by a sale of the Property.

(b)   Without the prior consent of Lender and except to the extent otherwise set forth in this <u>Section 5.2.10</u>, Borrower shall not, and shall not permit any Restricted Party to, (i) sell, convey, mortgage, grant, bargain, encumber, pledge, assign, grant options with respect to, grant a security interest in, or otherwise transfer or dispose of (directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record) the Property or any part thereof or any legal or beneficial interest therein or (ii) permit a Sale or Pledge of an interest in any Restricted Party (collectively, a "Transfer"), other than pursuant to Leases of space in the Improvements to tenants in accordance with the provisions of <u>Section 5.1.20</u>.

(c)   A Transfer shall include, but not be limited to, (i) an installment sales agreement wherein Borrower agrees to sell the Property or any part thereof for a price to be paid in installments; (ii) an agreement by Borrower leasing all or a substantial part of the Property for other than actual occupancy by a space tenant thereunder or a sale, assignment or other transfer of, or the grant of a security interest in, Borrower's right, title and interest in and to any Leases or any Rents; (iii) if a Restricted Party is a corporation, any merger, consolidation or Sale or Pledge of such corporation's stock or the creation or issuance of new stock; (iv) if a Restricted Party is a limited or general partnership or joint venture, any merger or consolidation or the change, removal, resignation or addition of a general partner or the Sale or Pledge of the partnership

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interest of any general partner or any profits or proceeds relating to such partnership interest, or the Sale or Pledge of limited partnership interests or any profits or proceeds relating to such limited partnership interest or the creation or issuance of new limited partnership interests; (v) if a Restricted Party is a limited liability company, any merger or consolidation or the change, removal, resignation or addition of a managing member or non-member manager (or if no managing member, any member) or the Sale or Pledge of the membership interest of a managing member (or if no managing member, any member) or any profits or proceeds relating to such membership interest, or the Sale or Pledge of non-managing membership interests or the creation or issuance of new non-managing membership interests; (vi) if a Restricted Party is a trust or nominee trust, any merger, consolidation or the Sale or Pledge of the legal or beneficial interest in a Restricted Party or the creation or issuance of new legal or beneficial interests; or (vii) the removal or the resignation of the Manager (including, without limitation, an Affiliated Manager) other than in accordance with Section 5.1.22 hereof.

(d)   Notwithstanding the provisions of this Section 5.2.10, the following transfers shall not be deemed to be a Transfer: (i) the Sale or Pledge, in one or a series of transactions, of not more than forty-nine percent (49%) of the stock in a Restricted Party; provided, however, no such Sale or Pledge shall result in the change of voting control in the Restricted Party, and as a condition to each such Sale or Pledge, Lender shall receive not less than thirty (30) days prior notice of such proposed Sale or Pledge, (ii) the Sale or Pledge, in one or a series of transactions, of the limited partnership interests or non-managing membership interests (as the case may be) in a Restricted Party; provided, however, no such Sale or Pledge shall result in the change of voting control in the Restricted Party, (iii) the Sale or Pledge of stock in Maguire Properties, Inc. (the "Traded Entity"), provided such stock is listed on the New York Stock Exchange or such other nationally recognized stock exchange, or any Sale or Pledge or other transaction that would otherwise constitute a transfer hereunder with respect to a Person in its capacity solely as the holder of Traded Equity (and in no other capacity), and (iv) the adjustment of partnership units held by partners in Principal to reflect redemptions pertaining to the limited partner interests in Principal. In addition, at all times, Maguire Properties, Inc. must continue to, directly or indirectly, control (subject only to customary reservations of rights in favor of other partners or members to approve the sale and/or refinancing of all or substantially all of the entity's assets and other major decisions) Borrower, Guarantor and Affiliated Manager and own, directly or indirectly, at least a 51% interest in Borrower, Guarantor and Affiliated Manager.

(e)   Lender shall not withhold its consent to a Transfer of the Property to a Permitted Transferee (including, without limitation, an Affiliate of Borrower that is a Permitted Transferee) provided that (i) no Event of Default shall have occurred and remain uncured; (ii) the Permitted Transferee shall have executed and delivered to Lender a modification of the terms hereof, the Note, the Mortgage or the other Loan Documents in form and substance acceptable to Lender; (iii) the Permitted Transferee shall have executed and delivered to Lender an assumption of this Agreement, the Note, the Mortgage and the other Loan Documents as so modified by the Permitted Transferee in form and substance acceptable to Lender, evidencing such Permitted Transferee's agreement to abide and be bound by the terms of the Note, this Agreement and the other Loan Documents, subject to the provisions of Section 10.4 hereof; (iv) Lender shall have received payment of all of fees and expenses incurred in connection with such transfer including, without limitation, all of Lender's out-of-pocket expenses in connection with the approval of

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such transfer, the cost of any third party reports, legal fees and expenses, Rating Agency fees and expenses or required legal opinions; (v) Lender shall have received payment of a non-refundable $5,000 application fee; (vi) the Permitted Transferee shall have delivered to Lender a nonconsolidation opinion reflecting the proposed transfer satisfactory in form and substance to Lender; (vii) Lender shall have received satisfactory evidence of the Permitted Transferee's continued compliance with the representations and covenants set forth in <u>Section 4.1.30</u> and <u>Section 5.2.9</u> hereof; (viii) Lender shall have received satisfactory evidence that the single purpose nature and bankruptcy remoteness of the Permitted Transferee, and as applicable, its shareholders, partners or members, as the case may be, following such transfers are in accordance with the then current standards of Lender and the Rating Agencies; (ix) prior to any release of the Guarantor, a substitute guarantor reasonably acceptable to Lender shall have assumed the Guaranty executed by Guarantor or executed a replacement guaranty reasonably satisfactory to Lender (and, upon the effective date of such assumption or replacement guaranty, the Guarantor will be released); and (x) if required by Lender, confirmation in writing from the Rating Agencies to the effect that such transfer will not result in a re-qualification, reduction or withdrawal of the then current rating assigned to the Securities or any class thereof in any applicable Securitization.

(f)   Lender shall not be required to demonstrate any actual impairment of its security or any increased risk of default hereunder in order to declare the Obligations immediately due and payable upon a transfer without Lender's consent. This provision shall apply to every Transfer regardless of whether voluntary or not, or whether or not Lender has consented to any previous Transfer of the Property.

VI.   INSURANCE; CASUALTY; CONDEMNATION; REQUIRED REPAIRS

Section 6.1. <u>Insurance</u>. (a) Borrower shall obtain and maintain, or cause to be maintained, insurance for Borrower and the Property providing at least the following coverages:

(i)   comprehensive all risk insurance on the Improvements and the Personal Property, including contingent liability from Operation of Building Laws, Demolition Costs and Increased Cost of Construction Endorsements, in each case (A) in an amount equal to one hundred percent (100%) of the "Full Replacement Cost," which for purposes of this Agreement shall mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with a waiver of depreciation, but the amount shall in no event be less than the outstanding principal balance of the Loan; (B) containing an agreed amount endorsement with respect to the Improvements and Personal Property waiving all co-insurance provisions; (C) providing for no deductible in excess of Twenty Five Thousand and No/100 Dollars ($25,000) for all such insurance coverage; and (D) containing an "Ordinance or Law Coverage" or "Enforcement" endorsement if any of the Improvements or the use of the Property shall at any time constitute legal non-conforming structures or uses. In addition, Borrower shall obtain: (x) if any portion of the Improvements is currently or at any time in the future located in a federally designated "special flood hazard area", flood hazard insurance in an amount equal to the lesser of (1) the outstanding principal balance of the Note or (2) the maximum amount of such insurance available under the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood

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Insurance Reform Act of 1994, as each may be amended or such greater amount as Lender shall require and providing for no deductible in excess of Five Thousand and No/100 Dollars unless a higher minimum amount is required by applicable law; (y) earthquake insurance in amounts and in form and substance satisfactory to Lender in the event the Property is located in an area with a high degree of seismic activity and (z) coastal windstorm insurance in amounts and in form and substance satisfactory to Lender in the event the Property is located in any coastal region, provided that the insurance pursuant to clauses (x), (y) and (z) hereof shall be on terms consistent with the comprehensive all risk insurance policy required under this subsection (i);

(ii)   commercial general liability insurance against claims for personal injury, bodily injury, death or property damage occurring upon, in or about the Property, such insurance (A) to be on the so-called "occurrence" form with a combined limit of not less than Six Million and No/100 Dollars ($6,000,000) in the aggregate and Five Million and No/100 Dollars ($5,000,000) per occurrence (and, if on a blanket policy, containing an "Aggregate Per Location" endorsement); (B) to continue at not less than the aforesaid limit until required to be changed by Lender in writing by reason of changed economic conditions making such protection inadequate; and (C) to cover at least the following hazards: (1) premises and operations; (2) products and completed operations on an "if any" basis; (3) independent contractors; (4) blanket contractual liability for all legal contracts; and (5) contractual liability covering the indemnities contained in Article 8 of the Mortgage to the extent the same is available;

(iii)   business income insurance (A) with loss payable to Lender; (B) covering all risks required to be covered by the insurance provided for in subsection (i) above; (C) containing an extended period of indemnity endorsement which provides that after the physical loss to the Improvements and Personal Property has been repaired, the continued loss of income will be insured until such income either returns to the same level it was at prior to the loss, or the expiration of twelve (12) months from the date that the Property is repaired or replaced and operations are resumed, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period; and (D) in an amount equal to one hundred percent (100%) of the projected gross income from the Property for a period of twenty-four (24) months from the date of such Casualty (assuming such Casualty had not occurred) and notwithstanding that the policy may expire at the end of such period. The amount of such business income insurance shall be determined prior to the date hereof and at least once each year thereafter based on Borrower's reasonable estimate of the gross income from the Property for the succeeding twenty-four (24) month period. Notwithstanding anything to the contrary in Section 2.7 hereof, all proceeds payable to Lender pursuant to this subsection shall be held by Lender and shall be applied at Lender's sole discretion to (1) the obligations secured by the Loan Documents from time to time due and payable hereunder and under the Note or (2) Operating Expenses approved by Lender in its sole discretion; provided, however, that nothing herein contained shall be deemed to relieve Borrower of its obligations to pay the obligations secured by the Loan Documents on the respective dates of payment provided for in the Note and the other Loan Documents except to the extent such amounts are actually paid out of the proceeds of such business income insurance;

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(iv)   at all times during which structural construction, repairs or alterations are being made with respect to the Improvements, and only if the Property coverage form does not otherwise apply, (A) owner's contingent or protective liability insurance covering claims not covered by or under the terms or provisions of the above mentioned commercial general liability insurance policy; and (B) the insurance provided for in subsection (i) above written in a so-called builder's risk completed value form (1) on a non-reporting basis, (2) against all risks insured against pursuant to subsection (i) above, (3) including permission to occupy the Property, and (4) with an agreed amount endorsement waiving co-insurance provisions;

(v)   if the Property includes commercial property, worker's compensation insurance with respect to any employees of Borrower, as required by any Governmental Authority or Legal Requirement;

(vi)   comprehensive boiler and machinery insurance, if applicable, in amounts as shall be reasonably required by Lender on terms consistent with the commercial property insurance policy required under subsection (i) above;

(vii)   umbrella liability insurance in an amount not less than Twenty Five Million and No/100 Dollars ($25,000,000.00) per occurrence on terms consistent with the commercial general liability insurance policy required under subsection (ii) above;

(viii)   motor vehicle liability coverage for all owned and non-owned vehicles, including rented and leased vehicles containing minimum limits per occurrence, including umbrella coverage, of One Million and No/100 Dollars ($1,000,000.00);

(ix)   if the Property is or becomes a legal "non-conforming" use, ordinance or law coverage and insurance coverage to compensate for the loss of the undamaged portion of the Property, the cost of demolition or rebuilding of the undamaged portion of the Property along with any reduced value and the increased cost of construction in amounts as requested by Lender;

(x)   the commercial property and business income insurance required under Sections 6.1(a)(i) and (iii) above shall cover perils of terrorism and acts of terrorism and Borrower shall maintain commercial property and business income insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under Sections 6.1(a)(i) and (iii) above at all times during the term of the Loan; and

(xi)   upon sixty (60) days' notice, such other reasonable insurance and in such reasonable amounts as Lender from time to time may reasonably request against such other insurable hazards which at the time are commonly insured against for property similar to the Property located in or around the region in which the Property is located.

(b)   All insurance provided for in Section 6.1(a) shall be obtained under valid and enforceable policies (collectively, the "Policies" or in the singular, the "Policy"), and shall be subject to the approval of Lender as to insurance companies, amounts, deductibles, loss payees and insureds. The Policies shall be issued by financially sound and responsible insurance companies authorized to do business in the State and having a claims paying ability rating of "AA-" or better (and the equivalent thereof) by at least two (2) of the Rating Agencies rating the Securities (one of which shall be S&P if they are rating the Securities and one of which will be Moody's if they are rating the Securities), or if only one Rating Agency is rating the Securities, then only by such Rating Agency; notwithstanding the foregoing, up to 40% of the commercial property insurance required under Section 6.1(a)(i) above (including boiler and machinery coverage and terrorism coverage required under Sections 6.1(a)(vi) and 6.1(a)(x)) may be issued by companies that do not have a claims paying ability rating of "AA-" or better, provided that such companies otherwise satisfy the criteria set forth in this sentence. The Policies described in Section 6.1(a) (other than those strictly limited to liability protection) shall designate Lender as loss payee. Not less than ten (10) days prior to the expiration dates of the Policies theretofore furnished to Lender, certificates of insurance evidencing the Policies accompanied by evidence satisfactory to Lender of payment of the premiums due thereunder (the "Insurance Premiums"), shall be delivered by Borrower to Lender.

(c)   Provided that the Property is owned by Borrower or a Permitted Transferee that is an Affiliate of Borrower, the Policies may be part of a blanket policy covering the Maguire Properties, Inc. portfolio, provided that any such blanket policy shall provide not less than $1,000,000,000 of coverage, with a primary deductible of not less than $200,000 and an earthquake deductible of not less than five percent (5%) of replacement cost, and otherwise satisfies the requirements of this Section 6.1. Any blanket insurance Policy shall specifically allocate to the Property the amount of coverage from time to time required hereunder and shall otherwise provide the same protection as would a separate Policy insuring only the Property in compliance with the provisions of Section 6.1(a).

(d)   All Policies provided for or contemplated by Section 6.1(a), except for the Policy referenced in Section 6.1(a)(v), shall name Borrower as the insured and Lender as the additional insured, as its interests may appear, and in the case of property damage, boiler and machinery, flood and earthquake insurance, shall contain a so-called New York standard non-contributing mortgagee clause in favor of Lender providing that the loss thereunder shall be payable to Lender.

(e)   All Policies provided for in Section 6.1 shall contain clauses or endorsements to the effect that:

(i)   no act or negligence of Borrower, or anyone acting for Borrower, or of any tenant or other occupant, or failure to comply with the provisions of any Policy, which might otherwise result in a forfeiture of the insurance or any part thereof, shall in any way affect the validity or enforceability of the insurance insofar as Lender is concerned;

(ii)   the Policies shall not be materially changed (other than to increase the coverage provided thereby) or canceled without at least thirty (30) days' notice to Lender and any other party named therein as an additional insured;

(iii)　the issuers thereof shall give notice to Lender if the Policies have not been renewed fifteen (15) days prior to its expiration; and

(iv)　Lender shall not be liable for any Insurance Premiums thereon or subject to any assessments thereunder.

(f)　If at any time Lender is not in receipt of written evidence that all Policies are in full force and effect, Lender shall have the right, without notice to Borrower, to take such action as Lender deems necessary to protect its interest in the Property, including, without limitation, the obtaining of such insurance coverage as Lender in its sole discretion deems appropriate. All premiums incurred by Lender in connection with such action or in obtaining such insurance and keeping it in effect shall be paid by Borrower to Lender upon demand and, until paid, shall be secured by the Mortgage and shall bear interest at the Default Rate.

Section 6.2. Casualty. If the Property shall be damaged or destroyed, in whole or in part, by fire or other casualty (a "Casualty"), Borrower shall give prompt notice of such damage to Lender if the amount of the loss is greater than $500,000 and, without regard to the amount of the loss, Borrower shall promptly commence and diligently prosecute the completion of the Restoration of the Property as nearly as possible to the condition the Property was in immediately prior to such Casualty, with such alterations as may be reasonably approved by Lender if the cost of completing the restoration is greater than the Threshold Amount, and otherwise in accordance with Section 6.4. Borrower shall pay all costs of such Restoration whether or not such costs are covered by insurance. Lender may, but shall not be obligated to make proof of loss if not made promptly by Borrower. In addition, Lender may participate in any settlement discussions with any insurance companies with respect to any Casualty in which the Net Proceeds or the costs of completing the Restoration are equal to or greater than the Threshold Amount and Borrower shall deliver to Lender all instruments required by Lender to permit such participation.

Section 6.3. Condemnation. Borrower shall promptly give Lender notice of the actual or threatened commencement of any proceeding for the Condemnation of the Property and shall deliver to Lender copies of any and all papers served in connection with such proceedings. Lender may participate in any such proceedings, and Borrower shall from time to time deliver to Lender all instruments requested by it to permit such participation. Borrower shall, at its expense, diligently prosecute any such proceedings, and shall consult with Lender, its attorneys and experts, and cooperate with them in the carrying on or defense of any such proceedings. Notwithstanding any taking by any public or quasi-public authority through Condemnation or otherwise (including, but not limited to, any transfer made in lieu of or in anticipation of the exercise of such taking), Borrower shall continue to pay the Debt at the time and in the manner provided for its payment in the Note and in this Agreement and the Debt shall not be reduced until any Award shall have been actually received and applied by Lender, after the deduction of expenses of collection, to the reduction or discharge of the Debt. Lender shall not be limited to the interest paid on the Award by the condemning authority but shall be entitled to receive out of the Award interest at the rate or rates provided herein or in the Note. If the Property or any portion thereof is taken by a condemning authority, Borrower shall promptly commence and diligently prosecute the Restoration of the Property and otherwise comply with the provisions of Section 6.4. If the Property is sold, through foreclosure or otherwise, prior to the receipt by

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Lender of the Award, Lender shall have the right, whether or not a deficiency judgment on the Note shall have been sought, recovered or denied, to receive the Award, or a portion thereof sufficient to pay the Debt.

Section 6.4. <u>Restoration</u>. The following provisions shall apply in connection with the Restoration:

(a)   If the Net Proceeds shall be less than the Threshold Amount and the costs of completing the Restoration shall be less than the Threshold Amount, the Net Proceeds will be disbursed by Lender to Borrower upon receipt, provided that all of the conditions set forth in <u>Section 6.4(b)(i)</u> are met and Borrower delivers to Lender a written undertaking to expeditiously commence and to satisfactorily complete with due diligence the Restoration in accordance with the terms of this Agreement.

(b)   If the Net Proceeds are equal to or greater than the Threshold Amount, or the costs of completing the Restoration is equal to or greater than the Threshold Amount, the Net Proceeds will be held by Lender and Lender shall make the Net Proceeds available for the Restoration in accordance with the provisions of this <u>Section 6.4</u>. The term "Net Proceeds" for purposes of this <u>Section 6.4</u> shall mean: (i) the net amount of all insurance proceeds received by Lender pursuant to <u>Section 6.1 (a)(i)</u>, <u>(iv)</u>, <u>(vi)</u>, <u>(ix)</u> and <u>(x)</u> as a result of such damage or destruction, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Insurance Proceeds"), or (ii) the net amount of the Award, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees), if any, in collecting same ("Condemnation Proceeds"), whichever the case may be.

(i)   The Net Proceeds shall be made available to Borrower for Restoration upon the approval of Lender in its sole discretion that the following conditions are met:

(A)   no Event of Default shall have occurred and be continuing;

(B)   (1) in the event the Net Proceeds are Insurance Proceeds, less than twenty-five percent (25%) of the total floor area of the Improvements on the Property has been damaged, destroyed or rendered unusable as a result of such Casualty or (2) in the event the Net Proceeds are Condemnation Proceeds, less than ten percent (10%) of the land constituting the Property is taken, and such land is located along the perimeter or periphery of the Property, and no portion of the Improvements is located on such land;

(C)   Leases demising in the aggregate a percentage amount equal to or greater than ninety percent (90%) of the total rentable space in the Property which has been demised under executed and delivered Leases in effect as of the date of the occurrence of such Casualty or Condemnation, whichever the case may be, shall remain in full force and effect during and after the completion of the Restoration, notwithstanding the occurrence of any such Casualty or

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Condemnation, whichever the case may be, and will make all necessary repairs and restorations thereto at their sole cost and expense;

(D)   Borrower shall commence the Restoration as soon as reasonably practicable (but in no event later than sixty (60) days after such Casualty or Condemnation, whichever the case may be, occurs) and shall diligently pursue the same to satisfactory completion;

(E)   Lender shall be satisfied that any operating deficits, including all scheduled payments of principal and interest under the Note, which will be incurred with respect to the Property as a result of the occurrence of any such Casualty or Condemnation, whichever the case may be, will be covered out of (1) the Net Proceeds, (2) the insurance coverage referred to in Section 6.1(a)(iii), if applicable, or (3) by other funds of Borrower;

(F)   Lender shall be satisfied that the Restoration will be completed on or before the earliest to occur of (1) six (6) months prior to the Maturity Date, (2) the earliest date required for such completion under the terms of any Leases, (3) such time as may be required under applicable Legal Requirements or (4) the expiration of the insurance coverage referred to in Section 6.1(a)(iii);

(G)   the Property and the use thereof after the Restoration will be in compliance with and permitted under all applicable Legal Requirements;

(H)   the Restoration shall be done and completed by Borrower in an expeditious and diligent fashion and in compliance with all applicable Legal Requirements;

(I)   such Casualty or Condemnation, as applicable, does not result in the loss of access to the Property or the related Improvements;

(J)   the Debt Service Coverage Ratio for the affected Property, after giving effect to the Restoration, shall be equal to or greater than 1.60 to 1.0;

(K)   the Loan to Value Ratio after giving effect to the Restoration, shall be equal to or less than seventy-five percent (75%);

(L)   Borrower shall deliver, or cause to be delivered, to Lender a signed detailed budget approved in writing by Borrower's architect or engineer stating the entire cost of completing the Restoration, which budget shall be acceptable to Lender; and

(M)   the Net Proceeds together with any cash or cash equivalent deposited by Borrower with Lender are sufficient in Lender's discretion to cover the cost of the Restoration.

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(ii)   The Net Proceeds shall be held by Lender in an interest-bearing account and, until disbursed in accordance with the provisions of this Section 6.4(b), shall constitute additional security for the Debt and other obligations under the Loan Documents. The Net Proceeds shall be disbursed by Lender to, or as directed by, Borrower from time to time during the course of the Restoration, upon receipt of evidence satisfactory to Lender that (A) all materials installed and work and labor performed in connection with the then-requested disbursements and all previous disbursements (except to the extent that they are to be paid for out of the requested disbursement) in connection with the Restoration have been paid for in full, and (B) there exist no notices of pendency, stop orders, mechanic's or materialman's liens or notices of intention to file same, or any other liens or encumbrances of any nature whatsoever on the Property which have not either been fully bonded to the satisfaction of Lender and discharged of record or in the alternative fully insured to the satisfaction of Lender by the title company issuing the Title Insurance Policy.

(iii)   All plans and specifications required in connection with the Restoration shall be subject to prior review and acceptance in all respects by Lender and by an independent consulting engineer selected by Lender (the "Casualty Consultant"). Lender shall have the use of the plans and specifications and all permits, licenses and approvals required or obtained in connection with the Restoration. The identity of the contractors, subcontractors and materialmen engaged in the Restoration, as well as the contracts under which they have been engaged, shall be subject to prior review and acceptance by Lender and the Casualty Consultant. All costs and expenses incurred by Lender in connection with making the Net Proceeds available for the Restoration including, without limitation, reasonable counsel fees and disbursements and the Casualty Consultant's fees, shall be paid by Borrower.

(iv)   In no event shall Lender be obligated to make disbursements of the Net Proceeds in excess of an amount equal to the costs actually incurred from time to time for work in place as part of the Restoration, as certified by the Casualty Consultant, minus the Casualty Retainage. The term "Casualty Retainage" shall mean an amount equal to ten percent (10%) of the costs actually incurred for work in place as part of the Restoration, as certified by the Casualty Consultant, until the Restoration has been completed. The Casualty Retainage shall in no event, and notwithstanding anything to the contrary set forth above in this Section 6.4(b), be less than the amount actually held back by Borrower from contractors, subcontractors and materialmen engaged in the Restoration. The Casualty Retainage shall not be released until the Casualty Consultant certifies to Lender that the Restoration has been completed in accordance with the provisions of this Section 6.4(b) and that all approvals necessary for the re-occupancy and use of the Property have been obtained from all appropriate governmental and quasi-governmental authorities, and Lender receives evidence satisfactory to Lender that the costs of the Restoration have been paid in full or will be paid in full out of the Casualty Retainage; provided, however, that Lender will release the portion of the Casualty Retainage being held with respect to any contractor, subcontractor or materialman engaged in the Restoration as of the date upon which the Casualty Consultant certifies to Lender that the contractor, subcontractor or materialman has satisfactorily completed all work and has supplied all materials in accordance with the

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provisions of the contractor's, subcontractor's or materialman's contract, the contractor, subcontractor or materialman delivers the lien waivers and evidence of payment in full of all sums due to the contractor, subcontractor or materialman as may be reasonably requested by Lender or by the title company issuing the Title Insurance Policy, and Lender receives an endorsement to the Title Insurance Policy insuring the continued priority of the lien of the related Mortgage and evidence of payment of any premium payable for such endorsement. If required by Lender, the release of any such portion of the Casualty Retainage shall be approved by the surety company, if any, which has issued a payment or performance bond with respect to the contractor, subcontractor or materialman.

(v)   Lender shall not be obligated to make disbursements of the Net Proceeds more frequently than once every calendar month.

(vi)   If at any time the Net Proceeds or the undisbursed balance thereof shall not, in the opinion of Lender in consultation with the Casualty Consultant, be sufficient to pay in full the balance of the costs which are estimated by the Casualty Consultant to be incurred in connection with the completion of the Restoration, Borrower shall deposit the deficiency (the "Net Proceeds Deficiency") with Lender before any further disbursement of the Net Proceeds shall be made. The Net Proceeds Deficiency deposited with Lender shall be held by Lender and shall be disbursed for costs actually incurred in connection with the Restoration on the same conditions applicable to the disbursement of the Net Proceeds, and until so disbursed pursuant to this Section 6.4(b) shall constitute additional security for the Debt and other obligations under the Loan Documents.

(vii)   The excess, if any, of the Net Proceeds and the remaining balance, if any, of the Net Proceeds Deficiency deposited with Lender after the Casualty Consultant certifies to Lender that the Restoration has been completed in accordance with the provisions of this Section 6.4(b), and the receipt by Lender of evidence satisfactory to Lender that all costs incurred in connection with the Restoration have been paid in full, shall be remitted by Lender to Borrower, provided no Event of Default shall have occurred and shall be continuing.

(c)   All Net Proceeds not required (i) to be made available for the Restoration or (ii) to be returned to Borrower as excess Net Proceeds pursuant to Section 6.4(b)(vii) may be retained and applied by Lender in accordance with Section 2.4.2 hereof toward the payment of the Debt whether or not then due and payable in such order, priority and proportions as Lender in its sole discretion shall deem proper, or, at the discretion of Lender, the same may be paid, either in whole or in part, to Borrower for such purposes as Lender shall approve, in its discretion.

(d)   In the event of foreclosure of the Mortgage, or other transfer of title to the Property in extinguishment in whole or in part of the Debt all right, title and interest of Borrower in and to the Policies that are not blanket Policies then in force concerning the Property and all proceeds payable thereunder shall thereupon vest in the purchaser at such foreclosure or Lender or other transferee in the event of such other transfer of title.

VII. RESERVE FUNDS

Section 7.1. Required Repair Funds.

7.1.1 Deposits. Borrower shall perform the repairs at the Property as more particularly set forth on Schedule V hereto (such repairs hereinafter collectively referred to as "Required Repairs"). Borrower shall complete the Required Repairs on or before the required deadline for each repair as set forth on Schedule V. It shall be an Event of Default under this Agreement if (a) Borrower does not complete the Required Repairs by the required deadline for each repair as set forth on Schedule V (subject to an opportunuity to cure within thirty days of notice from Lender of such nonperformance, except as otherwise set forth on Exhibit V), or (b) Borrower does not satisfy each condition contained in Section 7.1.2 hereof. Upon the occurrence of such an Event of Default, Lender, at its option, may withdraw all Required Repair Funds from the Required Repair Account and Lender may apply such funds either to completion of the Required Repairs or toward payment of the Debt in such order, proportion and priority as Lender may determine in its sole discretion. Lender's right to withdraw and apply Required Repair Funds shall be in addition to all other rights and remedies provided to Lender under this Agreement and the other Loan Documents. On the Closing Date, Borrower shall deposit with Lender the amount set forth on such Schedule V hereto to perform the Required Repairs multiplied by one hundred twenty-five percent (125%). Amounts so deposited with Lender shall be held by Lender in accordance with Section 7.5 hereof. Amounts so deposited shall hereinafter be referred to as Borrower's "Required Repair Fund" and the account in which such amounts are held shall hereinafter be referred to as Borrower's "Required Repair Account".

7.1.2 Release of Required Repair Funds. Lender shall disburse to Borrower the Required Repair Funds from the Required Repair Account from time to time, but not more frequently than once in any thirty (30) day period, upon satisfaction by Borrower of each of the following conditions: (a) Borrower shall submit a written request for payment to Lender at least thirty (30) days prior to the date on which Borrower requests such payment be made and specifies the Required Repairs to be paid, (b) on the date such request is received by Lender and on the date such payment is to be made, no Default or Event of Default shall exist and remain uncured, (c) Lender shall have received an Officer's Certificate (i) stating that all Required Repairs to be funded by the requested disbursement have been completed in good and workmanlike manner and in accordance with all applicable federal, state and local laws, rules and regulations, such Officer's Certificate to be accompanied by a copy of any license, permit or other approval by any Governmental Authority required to commence and/or complete the Required Repairs, (ii) identifying each Person that supplied materials or labor in connection with the Required Repairs to be funded by the requested disbursement, and (iii) stating that each such Person has been paid in full or will be paid in full upon such disbursement, such Officer's Certificate to be accompanied by lien waivers or other evidence of payment satisfactory to Lender, (d) at Lender's option, a title search indicating that the Property is free from all liens, claims and other encumbrances not previously approved by Lender, and (e) Lender shall have received such other evidence as Lender shall reasonably request that the Required Repairs to be funded by the requested disbursement have been completed and are paid for or will be paid upon such disbursement to Borrower. Lender shall not be required to make disbursements from the Required Repair Account unless such requested disbursement is in an amount greater than $5,000 (or a lesser amount if the total amount in the Required Repair Account is less than

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$5,000, in which case only one disbursement of the amount remaining in the account shall be made) and such disbursement shall be made only upon satisfaction of each condition contained in this Section 7.1.2.

Section 7.2. Tax and Insurance Escrow Fund.

7.2.1 In General. Borrower shall pay to Lender on each Payment Date (a) one-twelfth (12) of the Taxes that Lender estimates will be payable during the next ensuing twelve (12) months in order to accumulate with Lender sufficient funds to pay all such Taxes at least thirty (30) days prior to their respective due dates, and (b) subject to the provisions of Section 7.2.2, one-twelfth of the Insurance Premiums that Lender estimates will be payable for the renewal of the coverage afforded by the Policies upon the expiration thereof in order to accumulate with Lender sufficient funds to pay all such Insurance Premiums at least thirty (30) days prior to the expiration of the Policies (said amounts in (a) and (b) above hereinafter called the "Tax and Insurance Escrow Fund"). The Tax and Insurance Escrow Fund and the Monthly Debt Service Payment Amount, shall be added together and shall be paid as an aggregate sum by Borrower to Lender. Notwithstanding anything to the contrary contained in this Section 7.2, Borrower will not be required to deposit funds in the Tax and Insurance Escrow Fund to pay Taxes that are paid directly to the taxing authorities by Washington Mutual pursuant to the WaMu Leases; provided, however, Borrower shall deposit in the Tax and Insurance Escrow Fund sufficient amounts to pay, at least 30 days prior to their due dates, (x) from and after the date on which any portion of Parcel E is fenced off for construction or otherwise not available to Borrower as part of the common area benefitting the Property, all Taxes on the common areas of (or benefitting) the Property (including the portion of Taxes attributable to Parcel E and New Parcel E payable as Common Area Expenses under the Reciprocal Easement Agreement), and (y) all other Taxes to the extent not directly paid to the taxing authorities by Washington Mutual. Lender will apply the Tax and Insurance Escrow Fund to payments of Taxes and Insurance Premiums required to be made by Borrower pursuant to Section 5.1.2 hereof and under the Mortgage (or to Regular Payments (as defined below) and to the annual Deposit (as defined below) payable to the financing company under any Blanket Insurance Premium Financing Arrangement, if applicable). In making any payment relating to the Tax and Insurance Escrow Fund, Lender may do so according to any bill, statement or estimate procured from the appropriate public office (with respect to Taxes) or insurer or agent (with respect to Insurance Premiums), without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax, assessment, sale, forfeiture, tax lien or title or claim thereof. If the amount of the Tax and Insurance Escrow Fund shall exceed the amounts due for Taxes and Insurance Premiums pursuant to Section 5.1.2 hereof, Lender shall, in its sole discretion, return any excess to Borrower or credit such excess against future payments to be made to the Tax and Insurance Escrow Fund. Any amount remaining in the Tax and Insurance Escrow Fund after the Debt has been paid in full shall be returned to Borrower. In allocating such excess, Lender may deal with the Person shown on the records of Lender to be the owner of the Property. If at any time Lender reasonably determines that the Tax and Insurance Escrow Fund is not or will not be sufficient to pay Taxes and Insurance Premiums by the dates set forth in (a) and (b) above, Lender shall notify Borrower of such determination and Borrower shall increase its monthly payments to Lender by the amount that Lender estimates is sufficient to make up the deficiency at least thirty (30) days prior to the due date of the Taxes and/or thirty (30) days prior to expiration of the Policies, as the case may be.

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7.2.2 <u>Blanket Insurance and Premium Financing</u>. For so long as a Blanket Insurance Premium Financing Arrangement (as hereafter defined) remains in effect, in lieu of the amount of the Insurance Premiums to be paid by Borrower to Lender pursuant to clause (b) of <u>Section 7.2.1</u>, Borrower shall pay to Lender the Financing Installment (as hereafter defined). As used herein, the term "Blanket Insurance Premium Financing Arrangement" means the arrangement with one or more finance companies for the financing of certain blanket insurance policies maintained by Borrower under a Property Insurance Sharing Agreement among Borrower and certain of its affiliates. Each year, Borrower pays to such finance companies Borrower's allocable share of the annual initial deposit (the "Deposit") and Borrower's allocable share of ten (10) regular monthly payments (the "Regular Payments") due for each blanket policy. The term "Financing Installment" as used herein means 1/12th of the aggregate of the Deposit and the Regular Payments for each annual period, as such amounts may be adjusted as hereinafter set forth. Not less than twenty (20) days prior to each renewal date of each blanket policy, Borrower will provide Lender in writing the estimated premium for such blanket policy for the following renewal period, and not less than ten (10) days after the renewal date, Borrower will provide Lender in writing the actual amount of such premium. Borrower will also notify Lender in writing within ten (10) days after any change in the amounts allocated to the Property under the Blanket Insurance Premium Financing Arrangement or any other change in premiums or amounts due from Borrower under the Blanket Insurance Premium Financing Arrangement. Thereafter, the "Financing Installment" shall be adjusted as reasonably determined by Lender. In addition, Borrower shall pay to Lender pursuant to this paragraph such amounts so that Lender is at all times holding a reserve sufficient to pay any Regular Payment or any Deposit which may be due within the one (1) month period after the date of determination of the required reserve amount. In the event of any material change in the Blanket Insurance Premium Financing Arrangement, the foregoing provisions shall be modified as reasonably determined by Lender in order to carry out the intent and purposes thereof.

7.2.3 <u>Initial Blanket Insurance Premium Deposit</u>. For the period from the Closing Date through August 1, 2005, the Property will be covered by a blanket insurance policy as described above, but instead of participating in the Blanket Insurance Premium Financing Arrangement, Borrower will pay its allocable share of the premium in a single installment, due approximately 30 days after the Closing Date. Borrower's allocable share of the annual premium for the blanket policy for the period from the Closing Date through August 1, 2005 is $211,236. Borrower will deposit $211,236 in the Tax and Insurance Escrow Fund on the Closing Date; Borrower will notify Lender in writing at least ten days in advance of the date when such premium is due, whereupon Lender will apply such amount to the payment of Borrower's allocable share of the blanket policy premium. On the Payment Dates in May, June and July 2005 Borrower will pay to Lender for deposit in the Tax and Insurance Escrow Fund the sum of $33,650 per month.

7.2.4 <u>Blanket Insurance Premium Financing Arrangement</u>. Borrower intends to participate in the Blanket Insurance Premium Financing Arrangement beginning with the twelve month period that begins on ends the following August 1 (such 12 month period, an "Insurance Year"). Without limiting the generality of anything contained in <u>Section 7.2.2</u> above, on the Payment Date in August 2005, and on the first Payment Date in each succeeding Insurance Year in which Borrower participates in a Blanket Insurance Premium Financing Arrangement, Borrower will pay to Lender for deposit in the Tax and Insurance Escrow Fund an amount equal

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to the sum of (a) the Financing Installment for the then current Insurance Year, plus (b) the amount, if any, by which (i) the aggregate amount deposited in the Tax and Insurance Escrow Fund on the three most recent Payment Dates is less than (ii) three times the amount of the Financing Installment for the then current Insurance Year, and on the next eleven succeeding Payment Dates Borrower will pay to Lender for deposit in the Tax and Insurance Escrow Fund the amount of the then-applicable Financing Installment.

Section 7.3. Intentionally Omitted.

Section 7.4. <u>Rollover Reserve</u>.

7.4.1 <u>Deposits to Rollover Reserve Fund</u>. Unless, by the date that is nine months before the scheduled termination of any Lease, including but not limited to any WaMu Lease, but not including any sublease (such Lease a "Terminating Lease"), Borrower has delivered to Lender a copy of the tenant's irrevocable election to renew the Terminating Lease, Borrower shall pay to Lender a sum equal to fifteen dollars ($15.00) multiplied by the number of rentable square feet of space under the Terminating Lease (the "Terminating Lease Deposit"), which shall be paid in nine equal monthly installments, commencing nine months before the scheduled termination date of the Terminating Lease. Notwithstanding the foregoing, by written notice to Lender given not less than nine months before the scheduled termination of a Terminating Lease, Borrower may instead elect to pay the Terminating Lease Deposit attributable to the Terminating Lease in a single payment, payable not later than the scheduled termination of the Terminating Lease. The Terminating Lease Deposit shall be deposited with and held by Lender for tenant improvement and leasing commission obligations incurred thereafter. In addition, Borrower shall pay to Lender for deposit with Lender all funds received by Borrower in connection with any cancellation, termination or surrender of any Lease, including, but not limited to, any surrender or cancellation fees, buy-out fees, or reimbursements for tenant improvements and leasing commissions. All such amounts so deposited shall hereinafter be referred to as the "Rollover Reserve Fund" and the account to which such amounts are held shall hereinafter be referred to as the "Rollover Reserve Account".

7.4.2 <u>Withdrawal of Rollover Reserve Funds</u>. Lender shall make disbursements from the Rollover Reserve Fund for tenant improvement and leasing commission obligations incurred by Borrower. All such expenses shall be approved by Lender in its reasonable discretion. Lender shall make disbursements as requested by Borrower on a monthly basis in increments of no less than $5,000.00 upon delivery by Borrower of Lender's standard form of draw request accompanied by copies of paid invoices for the amounts requested and, if required by Lender for requests in excess of $50,000 for a single item, lien waivers and releases from all parties furnishing materials and/or services in connection with the requested payment. Lender may require an inspection of the Property at Borrower's expense prior to making a monthly disbursement in order to verify completion of improvements in excess of $50,000 for which reimbursement is sought.

Section 7.5. <u>Reserve Funds, Generally</u>.

(a)   Borrower grants to Lender a first-priority perfected security interest in each of the Reserve Funds and any and all monies now or hereafter deposited in each Reserve

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Fund as additional security for payment of the Debt. Until expended or applied in accordance herewith, the Reserve Funds shall constitute additional security for the Debt. Upon the occurrence of an Event of Default, Lender may, in addition to any and all other rights and remedies available to Lender, apply any sums then present in any or all of the Reserve Funds to the payment of the Debt in any order in its sole discretion. The Reserve Funds shall not constitute trust funds and may be commingled with other monies held by Lender.

(b)   Borrower shall not, without obtaining the prior consent of Lender, further pledge, assign or grant any security interest in any Reserve Fund or the monies deposited therein or permit any lien or encumbrance to attach thereto, or any levy to be made thereon, or any UCC-1 financing statements, except those naming Lender as the secured party, to be filed with respect thereto.

(c)   The Reserve Funds shall be held in an Eligible Account and shall bear interest at a money market rate selected by Lender. All interest or other earnings on a Reserve Fund shall be added to and become a part of such Reserve Fund and shall be disbursed in the same manner as other monies deposited in such Reserve Fund. Borrower shall have the right to direct Lender to invest sums on deposit in the Eligible Account in Permitted Investments provided (i) such investments are then regularly offered by Lender for accounts of this size, category and type, (ii) such investments are permitted by applicable federal, state and local rules, regulations and laws, (iii) the maturity date of the Permitted Investment is not later than the date on which the applicable Reserve Funds are required for payment of an obligation for which such Reserve Fund was created, and (iv) no Event of Default shall have occurred and be continuing. Borrower shall be responsible for payment of any federal, state or local income or other tax applicable to the interest or income earned on the Reserve Funds. No other investments of the sums on deposit in the Reserve Funds shall be permitted except as set forth in this Section 7.5. Borrower shall bear all reasonable costs associated with the investment of the sums in the account in Permitted Investments. Such costs shall be deducted from the income or earnings on such investment, if any, and to the extent such income or earnings shall not be sufficient to pay such costs, such costs shall be paid by Borrower promptly on demand by Lender. Lender shall have no liability for the rate of return earned or losses incurred on the investment of the sums in Permitted Investments.

(d)   Borrower shall indemnify Lender and hold Lender harmless from and against any and all actions, suits, claims, demands, liabilities, losses, damages, obligations and costs and expenses (including litigation costs and reasonable attorneys fees and expenses) arising from or in any way connected with the Reserve Funds or the performance of the obligations for which the Reserve Funds were established. Borrower shall assign to Lender all rights and claims Borrower may have against all Persons supplying labor, materials or other services which are to be paid from or secured by the Reserve Funds; provided, however, that Lender may not pursue any such right or claim unless an Event of Default has occurred and remains uncured.

VIII.   DEFAULTS

Section 8.1. Event of Default. (a) Each of the following events shall constitute an event of default hereunder (an "Event of Default"):

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(i)   if any portion of the Debt is not paid when due;

(ii)   if any of the Taxes or Other Charges are not paid within ten days after the date on which the same are due and payable (and, in the case of Other Charges, such non-payment results in a lien against the Property);

(iii)   if the Policies are not kept in full force and effect, or if certified copies of the Policies are not delivered to Lender upon request and such failure to deliver certified copies is not cured within fifteen (15) days after written notice from Borrower to Lender;

(iv)   if Borrower Transfers or otherwise encumbers any portion of the Property without Lender's prior consent in violation of the provisions of this Agreement or Article 6 of the Mortgage;

(v)   if any representation or warranty made by Borrower herein or in any other Loan Document, or in any report, certificate, financial statement or other instrument, agreement or document furnished to Lender shall have been false or misleading in any material respect as of the date the representation or warranty was made;

(vi)   if Borrower, Principal or any Guarantor shall make an assignment for the benefit of creditors;

(vii)   if a receiver, liquidator or trustee shall be appointed for Borrower, Principal or Guarantor, or if Borrower, Principal or Guarantor shall be adjudicated a bankrupt or insolvent, or if any petition for bankruptcy, reorganization or arrangement pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by or against, consented to, or acquiesced in by, Borrower, Principal or Guarantor, or if any proceeding for the dissolution or liquidation of Borrower, Principal or Guarantor shall be instituted; provided, however, if such appointment, adjudication, petition or proceeding was involuntary and not consented to by Borrower, Principal or Guarantor, upon the same not being discharged, stayed or dismissed within sixty (60) days;

(viii)   if Borrower attempts to assign its rights under this Agreement or any of the other Loan Documents or any interest herein or therein in contravention of the Loan Documents;

(ix)   if Borrower breaches any of its negative covenants contained in Section 5.2.1, 5.2.2, 5.2.5, or 5.2.9(b), and such breach is not cured within fifteen (15) days after written notice to Borrower from Lender, or if Borrower breaches any other negative covenant contained in Section 5.2 or any covenant contained in Section 4.1.30 hereof;

(x)   with respect to any term, covenant or provision set forth herein which specifically contains a notice requirement or grace period, if Borrower shall be in default under such term, covenant or condition after the giving of such notice or the expiration of such grace period;

(xi)   if any of the assumptions contained in the Insolvency Opinion delivered to Lender in connection with the Loan, or in the Additional Insolvency Opinion delivered subsequent to the closing of the Loan, is or shall become untrue in any material respect;

(xii)   if a material default by Borrower has occurred and continues beyond any applicable cure period under the Management Agreement (or any Replacement Management Agreement) and if such default permits Manager thereunder to terminate or cancel the Management Agreement (or any Replacement Management Agreement) and a Replacement Management Agreement with a Qualified Manager has not been entered into within thirty (30) days after such termination or cancellation;

(xiii)   if Borrower shall continue to be in Default under any of the other terms, covenants or conditions of this Agreement not specified in subsections (i) to (xii) above, for ten (10) days after notice to Borrower from Lender, in the case of any Default which can be cured by the payment of a sum of money, or for thirty (30) days after notice from Lender in the case of any other Default; provided, however, that if such non-monetary Default is susceptible of cure but cannot reasonably be cured within such thirty (30) day period and provided further that Borrower shall have commenced to cure such Default within such thirty (30) day period and thereafter diligently and expeditiously proceeds to cure the same, such thirty (30) day period shall be extended for such time as is reasonably necessary for Borrower in the exercise of due diligence to cure such Default, such additional period not to exceed sixty (60) days; or

(xiv)   if there shall be default under any of the other Loan Documents beyond any applicable cure periods contained in such documents, whether as to Borrower or the Property, or if any other such event shall occur or condition shall exist, if the effect of such event or condition is to accelerate the maturity of any portion of the Debt or to permit Lender to accelerate the maturity of all or any portion of the Debt.

(b)   Upon the occurrence of an Event of Default (other than an Event of Default described in clauses (vi), (vii) or (viii) above) and at any time thereafter, in addition to any other rights or remedies available to it pursuant to this Agreement and the other Loan Documents or at law or in equity, Lender may take such action, without notice or demand, that Lender deems advisable to protect and enforce its rights against Borrower and in and to the Property, including, without limitation, declaring the Debt to be immediately due and payable, and Lender may enforce or avail itself of any or all rights or remedies provided in the Loan Documents against Borrower and the Property, including, without limitation, all rights or remedies available at law or in equity; and upon any Event of Default described in clauses (vi), (vii) or (viii) above, the Debt and all other obligations of Borrower hereunder and under the other Loan Documents shall immediately and automatically become due and payable, without notice or demand, and Borrower hereby expressly waives any such notice or demand, anything contained herein or in any other Loan Document to the contrary notwithstanding.

Section 8.2. Remedies. (a) Upon the occurrence of an Event of Default, all or any one or more of the rights, powers, privileges and other remedies available to Lender against Borrower under this Agreement or any of the other Loan Documents executed and delivered by, or applicable to, Borrower or at law or in equity may be exercised by Lender at any time and from time to time, whether or not all or any of the Debt shall be declared due and payable, and whether or not Lender shall have commenced any foreclosure proceeding or other action for the enforcement of its rights and remedies under any of the Loan Documents. Any such actions taken by Lender shall be cumulative and concurrent and may be pursued independently, singularly, successively, together or otherwise, at such time and in such order as Lender may determine in its sole discretion, to the fullest extent permitted by law, without impairing or otherwise affecting the other rights and remedies of Lender permitted by law, equity or contract or as set forth herein or in the other Loan Documents. Without limiting the generality of the foregoing, Borrower agrees that if an Event of Default is continuing (i) Lender is not subject to any "one action" or "election of remedies" law or rule, and (ii) all liens and other rights, remedies or privileges provided to Lender shall remain in full force and effect until Lender has exhausted all of its remedies against the Property and the Mortgage has been foreclosed, sold and/or otherwise realized upon in satisfaction of the Debt or the Debt has been paid in full.

(b)   Lender shall have the right from time to time to sever the Note and the other Loan Documents into one or more separate notes, mortgages and other security documents (the "Severed Loan Documents") in such denominations as Lender shall determine in its sole discretion for purposes of evidencing and enforcing its rights and remedies provided hereunder. Borrower shall execute and deliver to Lender from time to time, promptly after the request of Lender, a severance agreement and such other documents as Lender shall request in order to effect the severance described in the preceding sentence, all in form and substance reasonably satisfactory to Lender. Borrower hereby absolutely and irrevocably appoints Lender as its true and lawful attorney, coupled with an interest, in its name and stead to make and execute all documents necessary or desirable to effect the aforesaid severance, Borrower ratifying all that its said attorney shall do by virtue thereof; provided, however, Lender shall not make or execute any such documents under such power until three (3) days after notice has been given to Borrower by Lender of Lender's intent to exercise its rights under such power. Except as may be required in connection with a securitization pursuant to Section 9.1 hereof, (i) Borrower shall not be obligated to pay any costs or expenses incurred in connection with the preparation, execution, recording or filing of the Severed Loan Documents, and (ii) the Severed Loan Documents shall not contain any representations, warranties or covenants not contained in the Loan Documents and any such representations and warranties contained in the Severed Loan Documents will be given by Borrower only as of the Closing Date.

(c)   The rights, powers and remedies of Lender under this Agreement shall be cumulative and not exclusive of any other right, power or remedy which Lender may have against Borrower pursuant to this Agreement or the other Loan Documents, or existing at law or in equity or otherwise. Lender's rights, powers and remedies may be pursued singularly, concurrently or otherwise, at such time and in such order as Lender may determine in Lender's sole discretion. No delay or omission to exercise any remedy, right or power accruing upon an Event of Default shall impair any such remedy, right or power or shall be construed as a waiver thereof, but any such remedy, right or power may be exercised from time to time and as often as may be deemed expedient. A waiver of one Default or Event of Default with respect to Borrower shall not be construed to be a waiver of any subsequent Default or Event of Default by Borrower or to impair any remedy, right or power consequent thereon.

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(d)   The rights and remedies of Lender set forth in this <u>Section 8.2</u> are subject to the provisions of <u>Section 9.4</u> hereof.

IX.   SPECIAL PROVISIONS

Section 9.1. <u>Sale of Notes and Securitization</u>.   Borrower acknowledges and agrees that Lender may sell all or any portion of the Loan and the Loan Documents, or issue one or more participations therein, or consummate one or more private or public securitizations of rated single- or multi-class securities (the "Securities") secured by or evidencing ownership interests in all or any portion of the Loan and the Loan Documents or a pool of assets that include the Loan and the Loan Documents (such sales, participations and/or securitizations, collectively, a "Securitization"). At the request of Lender, and to the extent not already required to be provided by Borrower under this Agreement, Borrower shall use reasonable efforts to provide information not in the possession of Lender or which may be reasonably required by Lender in order to satisfy the market standards to which Lender customarily adheres or which may be reasonably required by prospective investors and/or the Rating Agencies in connection with any such Securitization including, without limitation, to:

(a)   provide additional and/or updated Provided Information, together with appropriate verification and/or consents related to the Provided Information through letters of auditors or opinions of counsel of independent attorneys reasonably acceptable to Lender and the Rating Agencies;

(b)   assist in preparing descriptive materials for presentations to any or all of the Rating Agencies, and work with, and if requested, supervise, third-party service providers engaged by Borrower, the Principal and their respective affiliates to obtain, collect, and deliver information requested or required by Lender or the Rating Agencies;

(c)   deliver (i) updated opinions of counsel as to non-consolidation, due execution and enforceability with respect to the Property, Borrower, the Principal and their respective Affiliates and the Loan Documents, and (ii) revised organizational documents for Borrower, which counsel opinions and organizational documents shall be reasonably satisfactory to Lender and the Rating Agencies;

(d)   if required by any Rating Agency, use commercially reasonable efforts to deliver such additional tenant estoppel letters, subordination agreements or other agreements from parties to agreements that affect the Property, which estoppel letters, subordination agreements or other agreements shall be reasonably satisfactory to Lender and the Rating Agencies;

(e)   make such representations and warranties as of the closing date of the Securitization with respect to the Property, Borrower, the Principal and the Loan Documents as may be reasonably requested by Lender or the Rating Agencies and consistent with the facts covered by such representations and warranties as they exist on the date thereof, including the representations and warranties made in the Loan Documents;

(f)   execute such amendments to the Loan Documents as may be requested by Lender or the Rating Agencies to effect the Securitization and/or deliver one or more new

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component notes to replace the original note or modify the original note to reflect multiple components of the Loan (and such new notes or modified note may have a different interest rate or rates, but shall have the same weighted average coupon as the original note), and modify the Cash Management Agreement with respect to the newly created components such that the pricing and marketability of the Securities and the size of each class of Securities and the rating assigned to each such class by the Rating Agencies shall provide the most favorable rating levels and achieve the optimum rating levels for the Loan, provided, however, that nothing contained in this Section 9.1(f) shall result in any economic or other material adverse change in the transaction contemplated by this Agreement or the other Loan Documents (unless Borrower is made whole by the holder of the Note) or result in any operational changes that are unduly burdensome to the Property or Borrower.

(g)   if requested by Lender, review any information regarding the Property, Borrower, Principal, Manager and the Loan which is contained in a preliminary or final private placement memorandum, prospectus, prospectus supplement (including any amendment or supplement to either thereof), or other disclosure document to be used by Lender or any affiliate thereof; and

(h)   supply to Lender such documentation, financial statements and reports in form and substance reasonably required in order to comply with any applicable securities laws.

All reasonable third party costs and expenses incurred by Borrower in connection with Borrower's complying with requests made under this Section 9.1 shall be paid by Borrower; provided, however, Borrower shall not be required to expend more than $50,000 to comply with this Section 9.1.

Section 9.2. Securitization Indemnification.   (a) Borrower understands that certain of the Provided Information may be included in Disclosure Documents in connection with the Securitization and may also be included in filings with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), or provided or made available to investors or prospective investors in the Securities, the Rating Agencies, and service providers relating to the Securitization. In the event that the Disclosure Document is required to be revised prior to the sale of all Securities, Borrower will cooperate with the holder of the Note in updating the Disclosure Document by providing all current information necessary to keep the Disclosure Document accurate and complete in all material respects.

(b)   The Indemnifying Persons agree to provide, in connection with the Securitization, an indemnification agreement (i) certifying that (A) the Indemnifying Persons have carefully examined the Disclosure Documents, including, without limitation, the sections entitled "Risk Factors," "Special Considerations," "Description of the Mortgages," "Description of the Mortgage Loans and Mortgaged Property," "The Manager," "The Borrower" and "Certain Legal Aspects of the Mortgage Loan," provided to Borrower or its representatives and (B) such sections and such other information in the Disclosure Documents provided to Borrower or its representatives (to the extent such information relates to or includes any Provided Information or any information regarding the Property, Borrower, Manager, Guarantor and/or the Loan) (collectively with the Provided Information, the "Covered Disclosure Information") do not

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contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, (ii) jointly and severally indemnifying Lender, CSFB (whether or not it is Lender), any Affiliate of CSFB that has filed any registration statement relating to the Securitization or has acted as the sponsor or depositor in connection with the Securitization, any Affiliate of CSFB that acts as an underwriter, placement agent or initial purchaser of Securities issued in the Securitization, any other co-underwriters, co-placement agents or co-initial purchasers of Securities issued in the Securitization, and each of their respective officers, directors, partners, employees, representatives, agents and Affiliates and each Person or entity who controls any such Person within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the "Indemnified Persons"), for any losses, claims, damages, liabilities, costs or expenses (including without limitation legal fees and expenses for enforcement of these obligations (collectively, the "Liabilities")) to which any such Indemnified Person may become subject insofar as the Liabilities arise out of or are based upon any untrue statement of any material fact contained in the Covered Disclosure Information or arise out of or are based upon the omission to state in the Covered Disclosure Information a material fact required to be stated therein or necessary in order to make the statements in the Covered Disclosure Information, in light of the circumstances under which they were made, not misleading and (iii) agreeing to reimburse each Indemnified Person for any legal or other expenses incurred by such Indemnified Person, as they are incurred, in connection with investigating or defending the Liabilities. Such indemnity agreement will be in addition to any liability which Borrower may otherwise have. Moreover, the indemnification provided for in clauses (ii) and (iii) above shall be effective whether or not an indemnification agreement described in clause (i) above is provided.

(c)   In connection with filings under the Exchange Act, the Indemnifying Persons jointly and severally agree to indemnify (i) the Indemnified Persons for Liabilities to which any such Indemnified Person may become subject insofar as the Liabilities arise out of or are based upon any untrue statement of any material fact in the Covered Disclosure Information, or the omission to state in the Covered Disclosure Information a material fact required to be stated therein or necessary in order to make the statements in the Covered Disclosure Information, in light of the circumstances under which they were made, not misleading and (ii) reimburse each Indemnified Person for any legal or other expenses incurred by such Indemnified Persons, as they are incurred, in connection with defending or investigating the Liabilities.

(d)   Promptly after receipt by an Indemnified Person of notice of any claim or the commencement of any action, the Indemnified Person shall, if a claim in respect thereof is to be made against any Indemnifying Person, notify such Indemnifying Person in writing of the claim or the commencement of that action; provided, however, that the failure to notify such Indemnifying Person shall not relieve it from any liability which it may have under the indemnification provisions of this Section 9.2 except to the extent that it has been materially prejudiced by such failure and, provided further that the failure to notify such Indemnifying Person shall not relieve it from any liability which it may have to an Indemnified Person otherwise than under the provisions of this Section 9.2. If any such claim or action shall be brought against an Indemnified Person, and it shall notify any Indemnifying Person thereof, such Indemnifying Person shall be entitled to participate therein and, to the extent that it wishes, assume the defense thereof with counsel reasonably satisfactory to the Indemnified Person. After notice from any Indemnifying Person to the Indemnified Person of its election to assume the defense of such claim or action, such Indemnifying Person shall not be liable to the Indemnified Person for any legal or other expenses subsequently incurred by the Indemnified Person in connection with the defense thereof except as provided in the following sentence; provided, however, if the defendants in any such action include both an Indemnifying Person, on the one hand, and one or more Indemnified Persons on the other hand, and an Indemnified Person shall have reasonably concluded that there are any legal defenses available to it and/or other Indemnified Persons that are different or in addition to those available to the Indemnifying Person, the Indemnified Person or Persons shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Person or Persons. The Indemnified Person shall instruct its counsel to maintain reasonably detailed billing records for fees and disbursements for which such Indemnified Person is seeking reimbursement hereunder and shall submit copies of such detailed billing records to substantiate that such counsel's fees and disbursements are solely related to the defense of a claim for which the Indemnifying Person is required hereunder to indemnify such Indemnified Person. No Indemnifying Person shall be liable for the expenses of more than one (1) such separate counsel unless such Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to another Indemnified Person.

(e)   Without the prior consent of CSFB (which consent shall not be unreasonably withheld), no Indemnifying Person shall settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such claim, action, suit or proceeding) unless the Indemnifying Person shall have given CSFB reasonable prior notice thereof and shall have obtained an unconditional release of each Indemnified Person hereunder from all liability arising out of such claim, action, suit or proceedings. As long as an Indemnifying Person has complied with its obligations to defend and indemnify hereunder, such Indemnifying Person shall not be liable for any settlement made by any Indemnified Person without the consent of such Indemnifying Person (which consent shall not be unreasonably withheld).

(f)   The Indemnifying Persons agree that if any indemnification or reimbursement sought pursuant to this Section 9.2 is finally judicially determined to be unavailable for any reason or is insufficient to hold any Indemnified Person harmless (with respect only to the Liabilities that are the subject of this Section 9.2), then the Indemnifying Persons, on the one hand, and such Indemnified Person, on the other hand, shall contribute to the Liabilities for which such indemnification or reimbursement is held unavailable or is insufficient: (i) in such proportion as is appropriate to reflect the relative benefits to the Indemnifying Persons, on the one hand, and such Indemnified Person, on the other hand, from the transactions to which such indemnification or reimbursement relates; or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative faults of the Indemnifying Persons, on the one hand, and all Indemnified Persons, on the other hand, as well as any other equitable considerations. Notwithstanding the provisions of this Section 9.2, (A) no party found liable for a fraudulent misrepresentation shall be entitled to contribution from any

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other party who is not also found liable for such fraudulent misrepresentation, and (B) the Indemnifying Persons agree that in no event shall the amount to be contributed by the Indemnified Persons collectively pursuant to this paragraph exceed the amount of the fees (by underwriting discount or otherwise) actually received by the Indemnified Persons in connection with the closing of the Loan or the Securitization.

(g)   The Indemnifying Persons agree that the indemnification, contribution and reimbursement obligations set forth in this Section 9.2 shall apply whether or not any Indemnified Person is a formal party to any lawsuits, claims or other proceedings.   The Indemnifying Persons further agree that the Indemnified Persons are intended third party beneficiaries under this Section 9.2.

(h)   The liabilities and obligations of the Indemnified Persons and the Indemnifying Persons under this Section 9.2 shall survive the termination of this Agreement and the satisfaction and discharge of the Debt.

(i)   Notwithstanding anything to the contrary contained herein, Borrower shall have no obligation to act as depositor with respect to the Loan or an issuer or registrant with respect to the Securities issued in any Securitization.

Section 9.3. Intentionally Omitted.

Section 9.4. Exculpation. Subject to the qualifications below, Lender shall not enforce the liability and obligation of Borrower to perform and observe the obligations contained in the Note, this Agreement, the Mortgage or the other Loan Documents by any action or proceeding wherein a money judgment shall be sought against Borrower, except that Lender may bring a foreclosure action, an action for specific performance or any other appropriate action or proceeding to enable Lender to enforce and realize upon its interest under the Note, this Agreement, the Mortgage and the other Loan Documents, or in the Property, the Rents, or any other collateral given to Lender pursuant to the Loan Documents; provided, however, that, except as specifically provided herein, any judgment in any such action or proceeding shall be enforceable against Borrower only to the extent of Borrower's interest in the Property, in the Rents and in any other collateral given to Lender, and Lender, by accepting the Note, this Agreement, the Mortgage and the other Loan Documents, agrees that it shall not sue for, seek or demand any deficiency judgment against Borrower in any such action or proceeding under, or by reason of, or in connection with, the Note, this Agreement, the Mortgage or the other Loan Documents. The provisions of this Section shall not, however, (a) constitute a waiver, release or impairment of any obligation evidenced or secured by any of the Loan Documents; (b) impair the right of Lender to name Borrower as a party defendant in any action or suit for foreclosure and sale under the Mortgage; (c) affect the validity or enforceability of or any Guaranty made in connection with the Loan or any of the rights and remedies of Lender thereunder; (d) impair the right of Lender to obtain the appointment of a receiver; (e) impair the enforcement of the Assignment of Leases; (f) constitute a prohibition against Lender to seek a deficiency judgment against Borrower in order to fully realize the security granted by the Mortgage or to commence any other appropriate action or proceeding in order for Lender to exercise its remedies against the Property; or (g) constitute a waiver of the right of Lender to enforce the liability and obligation of Borrower, by money judgment or otherwise, to the extent of any loss, damage, cost, expense, liability, claim or other obligation incurred by Lender (including attorneys' fees and costs reasonably incurred) arising out of or in connection with the following:

(i)   fraud or intentional misrepresentation by Borrower or any Guarantor in connection with the Loan;

(ii)   the gross negligence or willful misconduct of Borrower;

(iii)   the breach of any representation, warranty, covenant or indemnification provision in the Environmental Indemnity or in the Mortgage concerning Environmental Laws (as defined in the Environmental Indemnity), Hazardous Substances (as defined in the Environmental Indemnity) and asbestos and any indemnification of Lender with respect thereto in either document;

(iv)   the removal or disposal of any portion of the Property after an Event of Default;

(v)   the misappropriation or conversion by Borrower of (A) any Insurance Proceeds paid by reason of any Casualty, (B) any Awards received in connection with a Condemnation, (C) any Rents collected following an Event of Default and not applied toward the payment of the Debt, or (D) any Rents paid more than one (1) month in advance;

(vi)   failure to pay charges for labor or materials or other charges that can create Liens on any portion of the Property;

(vii)   damage to the Property arising from the intentional misconduct or gross negligence of Borrower, Guarantor, or any of their principals, officers, agents or employees;

(viii)   failure to deliver any Terminating Lease Deposit in respect of any Terminating Lease as required by Section 7.4.1; and

(ix)   any security deposits, advance deposits or any other deposits collected with respect to the Property which are not delivered to Lender upon a foreclosure of the Property or action in lieu thereof, except to the extent any such security deposits were applied in accordance with the terms and conditions of any of the Leases prior to the occurrence of the Event of Default that gave rise to such foreclosure or action in lieu thereof.

Notwithstanding anything to the contrary in this Agreement, the Note or any of the Loan Documents, (A) Lender shall not be deemed to have waived any right which Lender may have under Section 506(a), 506(b), 1111(b) or any other provisions of the Bankruptcy Code to file a claim for the full amount of the Debt secured by the Mortgage or to require that all collateral shall continue to secure all of the Debt owing to Lender in accordance with the Loan Documents, and (B) the Debt shall be fully recourse to Borrower (1) in the event of: (a) Borrower filing a voluntary petition under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law; (b) Borrower, Guarantor, or any Affiliate or agent of either of them, soliciting or causing to be solicited petitioning creditors for any involuntary petition against Borrower under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or directly or indirectly supporting any such involuntary petition; (c) Borrower filing an answer consenting to or otherwise acquiescing in or joining in any involuntary petition filed against it, by any other Person under the Bankruptcy Code or any other Federal or state bankruptcy or insolvency law, or soliciting or causing to be solicited petitioning creditors for any involuntary petition from any Person; (d) Borrower consenting to or acquiescing in or joining in an application for the appointment of a custodian, receiver, trustee, or examiner for Borrower or any portion of the Property; (e) Borrower making an assignment for the benefit of creditors, or admitting, in writing or in any legal proceeding, its insolvency or inability to pay its debts as they become due; (2) if the first Monthly Debt Service Payment Amount is not paid when due; (3) if Borrower fails to maintain its status as a Single Purpose Entity as required by, and in accordance with, the terms and provisions of this Agreement; (4) if Borrower fails to obtain Lender's prior consent to any Indebtedness or voluntary Lien encumbering the Property as required by this Agreement or the Mortgage; or (5) if Borrower fails to obtain Lender's prior consent to any Transfer as required by this Agreement or the Mortgage.

Section 9.5. Intentionally Omitted.

Section 9.6. <u>Servicer</u>. At the option of Lender, the Loan may be serviced by a servicer/trustee (the "Servicer") selected by Lender and Lender may delegate all or any portion of its responsibilities under this Agreement and the other Loan Documents to the Servicer pursuant to a servicing agreement (the "Servicing Agreement") between Lender and Servicer. Borrower shall be responsible for any reasonable set-up fees or any other initial costs relating to or arising under the Servicing Agreement; <u>provided</u>, <u>however</u>, that Borrower shall not be responsible for payment of the monthly servicing fee due to the Servicer under the Servicing Agreement.

X. **MISCELLANEOUS**

Section 10.1. <u>Survival</u>. This Agreement and all covenants, agreements, representations and warranties made herein and in the certificates delivered pursuant hereto shall survive the making by Lender of the Loan and the execution and delivery to Lender of the Note, and shall continue in full force and effect so long as all or any of the Debt is outstanding and unpaid unless a longer period is expressly set forth herein or in the other Loan Documents. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the legal representatives, successors and assigns of such party. All covenants, promises and agreements in this Agreement, by or on behalf of Borrower, shall inure to the benefit of the legal representatives, successors and assigns of Lender.

Section 10.2. <u>Lender's Discretion</u>. Whenever pursuant to this Agreement, Lender exercises any right given to it to approve or disapprove, or any arrangement or term is to be satisfactory to Lender, the decision of Lender to approve or disapprove or to decide whether arrangements or terms are satisfactory or not satisfactory shall (except as is otherwise specifically herein provided) be in the sole discretion of Lender and shall be final and conclusive. Whenever this Agreement expressly provides that Lender may not withhold its consent or its

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approval of an arrangement or term, such provisions shall also be deemed to prohibit Lender from delaying or conditioning such consent or approval.

Section 10.3. Governing Law.

(A) THIS AGREEMENT WAS NEGOTIATED IN THE STATE OF NEW YORK, THE LOAN WAS MADE BY LENDER AND ACCEPTED BY BORROWER IN THE STATE OF NEW YORK, AND THE PROCEEDS OF THE LOAN DELIVERED PURSUANT HERETO WERE DISBURSED FROM THE STATE OF NEW YORK, WHICH STATE THE PARTIES AGREE HAS A SUBSTANTIAL RELATIONSHIP TO THE PARTIES AND TO THE UNDERLYING TRANSACTION EMBODIED HEREBY, AND IN ALL RESPECTS, INCLUDING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS AND THE OBLIGATIONS ARISING HEREUNDER AND THEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS) AND ANY APPLICABLE LAW OF THE UNITED STATES OF AMERICA, EXCEPT THAT AT ALL TIMES THE PROVISIONS FOR THE CREATION, PERFECTION, AND ENFORCEMENT OF REMEDIES WITH RESPECT TO, THE LIENS AND SECURITY INTERESTS CREATED PURSUANT HERETO AND PURSUANT TO THE OTHER LOAN DOCUMENTS (UNLESS SPECIFICALLY SET FORTH THEREIN) SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAW OF THE STATE IN WHICH THE PROPERTY IS LOCATED, IT BEING UNDERSTOOD THAT, TO THE FULLEST EXTENT PERMITTED BY THE LAW OF SUCH STATE, THE LAW OF THE STATE OF NEW YORK SHALL GOVERN THE CONSTRUCTION, VALIDITY AND ENFORCEABILITY OF ALL LOAN DOCUMENTS AND ALL OF THE OBLIGATIONS ARISING HEREUNDER OR THEREUNDER. TO THE FULLEST EXTENT PERMITTED BY LAW, BORROWER HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY CLAIM TO ASSERT THAT THE LAW OF ANY OTHER JURISDICTION GOVERNS THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS, AND THIS AGREEMENT, THE NOTE AND THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

(B) ANY LEGAL SUIT, ACTION OR PROCEEDING AGAINST LENDER OR BORROWER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS MAY AT LENDER'S OPTION BE INSTITUTED IN ANY FEDERAL OR STATE COURT IN THE CITY OF NEW YORK, COUNTY OF NEW YORK, PURSUANT TO SECTION 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND BORROWER WAIVES ANY OBJECTIONS WHICH IT MAY NOW OR HEREAFTER HAVE BASED ON VENUE AND/OR FORUM NON CONVENIENS OF ANY SUCH SUIT, ACTION OR PROCEEDING, AND BORROWER HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY SUCH

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COURT IN ANY SUIT, ACTION OR PROCEEDING. BORROWER DOES HEREBY DESIGNATE AND APPOINT:

MAGUIRE PROPERTIES, L.P.
333 SOUTH GRAND AVENUE, SUITE 400
LOS ANGELES, CALIFORNIA 90071

AS ITS AUTHORIZED AGENT TO ACCEPT AND ACKNOWLEDGE ON ITS BEHALF SERVICE OF ANY AND ALL PROCESS WHICH MAY BE SERVED IN ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY FEDERAL OR STATE COURT IN NEW YORK, NEW YORK, AND AGREES THAT SERVICE OF PROCESS UPON SAID AGENT AT SAID ADDRESS AND NOTICE OF SAID SERVICE MAILED OR DELIVERED TO BORROWER IN THE MANNER PROVIDED HEREIN SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON BORROWER IN ANY SUCH SUIT, ACTION OR PROCEEDING IN THE STATE OF NEW YORK. BORROWER (I) SHALL GIVE PROMPT NOTICE TO LENDER OF ANY CHANGED ADDRESS OF ITS AUTHORIZED AGENT HEREUNDER, (II) MAY AT ANY TIME AND FROM TIME TO TIME DESIGNATE A SUBSTITUTE AUTHORIZED AGENT WITH AN OFFICE IN NEW YORK, NEW YORK (WHICH SUBSTITUTE AGENT AND OFFICE SHALL BE DESIGNATED AS THE PERSON AND ADDRESS FOR SERVICE OF PROCESS), AND (III) SHALL PROMPTLY DESIGNATE SUCH A SUBSTITUTE IF ITS AUTHORIZED AGENT CEASES TO HAVE AN OFFICE IN NEW YORK, NEW YORK OR IS DISSOLVED WITHOUT LEAVING A SUCCESSOR.

Section 10.4. <u>Modification, Waiver in Writing</u>. No modification, amendment, extension, discharge, termination or waiver of any provision of this Agreement, or of the Note, or of any other Loan Document, nor consent to any departure by Borrower therefrom, shall in any event be effective unless the same shall be in a writing signed by the party against whom enforcement is sought, and then such waiver or consent shall be effective only in the specific instance, and for the purpose, for which given. Except as otherwise expressly provided herein, no notice to, or demand on Borrower, shall entitle Borrower to any other or future notice or demand in the same, similar or other circumstances.

Section 10.5. <u>Delay Not a Waiver</u>. Neither any failure nor any delay on the part of Lender in insisting upon strict performance of any term, condition, covenant or agreement, or exercising any right, power, remedy or privilege hereunder, or under the Note or under any other Loan Document, or any other instrument given as security therefor, shall operate as or constitute a waiver thereof, nor shall a single or partial exercise thereof preclude any other future exercise, or the exercise of any other right, power, remedy or privilege. In particular, and not by way of limitation, by accepting payment after the due date of any amount payable under this Agreement, the Note or any other Loan Document, Lender shall not be deemed to have waived any right either to require prompt payment when due of all other amounts due under this Agreement, the Note or the other Loan Documents, or to declare a default for failure to effect prompt payment of any such other amount.

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Section 10.6. <u>Notices</u>. All notices, consents, approvals and requests required or permitted hereunder or under any other Loan Document shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) certified or registered United States mail, postage prepaid, return receipt requested or (b) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of attempted delivery, and by telecopier (with answer back acknowledged), addressed as follows (or at such other address and Person as shall be designated from time to time by any party hereto, as the case may be, in a notice to the other parties hereto in the manner provided for in this <u>Section 10.6</u>):

If to Lender:	Column Financial, Inc. 11 Madison Avenue New York, New York 10010 Attention: Edmund Taylor Facsimile No. (212) 743-7456
with a copy to:	Column Financial, Inc. 11 Madison Avenue New York, New York 10010 Legal and Compliance Department Attention: Casey McCutcheon Facsimile No. (212) 325-8282
with a copy to:	Sidley Austin Brown & Wood LLP 787 Seventh Avenue New York, New York 10019 Attention: Michael Peskowitz, Esq. Facsimile No. (212) 839-5599
If to Borrower:	Maguire Properties-Irvine MV Campus, LLC c/o Maguire Properties, L.P. 333 South Grand Avenue, Suite 400 Los Angeles, California 90071 Attention: Dallas Lucas and Mark Lammas Facsimile No. (213) 533-5106 and (213) 533-5198
With a copy to:	Munger, Tolles & Olson LLP 333 South Grand Avenue, Suite 3400 Los Angeles, California 90071 Attention: Jeffrey A. Heintz, Esq. Facsimile No. (213) 683-5185

A notice shall be deemed to have been given: in the case of hand delivery, at the time of delivery; in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day; or in the case of expedited prepaid delivery and telecopy, upon the first attempted delivery on a Business Day; or in the case of telecopy, upon sender's receipt of a machine-generated confirmation of successful transmission after advice by telephone to recipient that a telecopy notice is forthcoming.

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Section 10.7. Trial by Jury.

BORROWER HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THE LOAN DOCUMENTS, OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH. THIS WAIVER OF RIGHT TO TRIAL BY JURY IS GIVEN KNOWINGLY AND VOLUNTARILY BY BORROWER, AND IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. LENDER IS HEREBY AUTHORIZED TO FILE A COPY OF THIS PARAGRAPH IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER BY BORROWER.

Section 10.8. Headings. The Article and/or Section headings and the Table of Contents in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

Section 10.9. Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

Section 10.10. Preferences. Lender shall have the continuing and exclusive right to apply or reverse and reapply any and all payments by Borrower to any portion of the obligations of Borrower hereunder. To the extent Borrower makes a payment or payments to Lender, which payment or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or proceeds received, the obligations hereunder or part thereof intended to be satisfied shall be revived and continue in full force and effect, as if such payment or proceeds had not been received by Lender.

Section 10.11. Waiver of Notice. Borrower hereby expressly waives, and shall not be entitled to any notices of any nature whatsoever from Lender except with respect to matters for which this Agreement or the other Loan Documents specifically and expressly provide for the giving of notice by Lender to Borrower and except with respect to matters for which Borrower is not, pursuant to applicable Legal Requirements, permitted to waive the giving of notice.

Section 10.12. Remedies of Borrower. In the event that a claim or adjudication is made that Lender or its agents have acted unreasonably or unreasonably delayed acting in any case where by law or under this Agreement or the other Loan Documents, Lender or such agent, as the case may be, has an obligation to act reasonably or promptly, Borrower agrees that neither Lender nor its agents shall be liable for any monetary damages, and Borrower's sole remedies shall be limited to commencing an action seeking injunctive relief or declaratory judgment. The

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parties hereto agree that any action or proceeding to determine whether Lender has acted reasonably shall be determined by an action seeking declaratory judgment.

Section 10.13. <u>Expenses; Indemnity</u>. Except as otherwise provided in this Agreement, (a) Borrower covenants and agrees to pay or, if Borrower fails to pay, to reimburse, Lender upon receipt of notice from Lender for all reasonable costs and expenses (including reasonable attorneys' fees and disbursements) incurred by Lender in connection with (i) the preparation, negotiation, execution and delivery of this Agreement and the other Loan Documents and the consummation of the transactions contemplated hereby and thereby and all the costs of furnishing all opinions by counsel for Borrower (including without limitation any opinions requested by Lender as to any legal matters arising under this Agreement or the other Loan Documents with respect to the Property); (ii) Borrower's ongoing performance of and compliance with Borrower's respective agreements and covenants contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date, including, without limitation, confirming compliance with environmental and insurance requirements; (iii) Lender's ongoing performance and compliance with all agreements and conditions contained in this Agreement and the other Loan Documents on its part to be performed or complied with after the Closing Date; (iv) the negotiation, preparation, execution, delivery and administration of any consents, amendments, waivers or other modifications to this Agreement and the other Loan Documents and any other documents or matters requested by Lender; (v) securing Borrower's compliance with any requests made pursuant to the provisions of this Agreement; (vi) the filing and recording fees and expenses, title insurance and reasonable fees and expenses of counsel for providing to Lender all required legal opinions, and other similar expenses incurred in creating and perfecting the Liens in favor of Lender pursuant to this Agreement and the other Loan Documents; (vii) enforcing or preserving any rights, either in response to third party claims or in prosecuting or defending any action or proceeding or other litigation, in each case against, under or affecting Borrower, this Agreement, the other Loan Documents, the Property, or any other security given for the Loan; and (viii) enforcing any obligations of or collecting any payments due from Borrower under this Agreement, the other Loan Documents or with respect to the Property or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a "work-out" or of any insolvency or bankruptcy proceedings; <u>provided</u>, <u>however</u>, that Borrower shall not be liable for the payment of any such costs and expenses to the extent the same arise by reason of the gross negligence, illegal acts, fraud or willful misconduct of Lender, or, except as otherwise set forth in <u>Section 9.2</u>, costs or expenses incurred by Lender in connection with a Securitization. Any cost and expenses due and payable to Lender may be paid from any amounts in the Lockbox Account.

(b)   Borrower shall indemnify, defend and hold harmless Lender from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, the reasonable fees and disbursements of counsel for Lender in connection with any investigative, administrative or judicial proceeding commenced or threatened, whether or not Lender shall be designated a party thereto), that may be imposed on, incurred by, or asserted against Lender in any manner relating to or arising out of (i) any breach by Borrower of its obligations under, or any material misrepresentation by Borrower contained in, this Agreement or the other Loan Documents, or (ii) the use or intended use of the proceeds of the

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Loan (collectively, the "Indemnified Liabilities"); provided, however, that Borrower shall not have any obligation to Lender hereunder to the extent that such Indemnified Liabilities arise from the gross negligence, illegal acts, fraud or willful misconduct of Lender. To the extent that the undertaking to indemnify, defend and hold harmless set forth in the preceding sentence may be unenforceable because it violates any law or public policy, Borrower shall pay the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Lender.

(c) If Borrower requests any amendment, modification, or other action requiring Lender's consent or approval, Borrower covenants and agrees to pay for or, if Borrower fails to pay, to reimburse Lender for, any fees and expenses incurred by any Rating Agency in connection with any Rating Agency review of the Loan, the Loan Documents or any transaction contemplated thereby or any consent, approval, waiver or confirmation obtained from such Rating Agency pursuant to the terms and conditions of this Agreement or any other Loan Document and Lender shall be entitled to require payment of such fees and expenses as a condition precedent to the obtaining of any such consent, approval, waiver or confirmation.

Section 10.14. Schedules Incorporated. The Schedules annexed hereto are hereby incorporated herein as a part of this Agreement with the same effect as if set forth in the body hereof.

Section 10.15. Offsets, Counterclaims and Defenses. Any assignee of Lender's interest in and to this Agreement, the Note and the other Loan Documents shall take the same free and clear of all offsets, counterclaims or defenses which are unrelated to such documents which Borrower may otherwise have against any assignor of such documents, and no such unrelated counterclaim or defense shall be interposed or asserted by Borrower in any action or proceeding brought by any such assignee upon such documents and any such right to interpose or assert any such unrelated offset, counterclaim or defense in any such action or proceeding is hereby expressly waived by Borrower.

Section 10.16. No Joint Venture or Partnership; No Third Party Beneficiaries. (a) Borrower and Lender intend that the relationships created hereunder and under the other Loan Documents be solely that of borrower and lender. Nothing herein or therein is intended to create a joint venture, partnership, tenancy-in-common, or joint tenancy relationship between Borrower and Lender nor to grant Lender any interest in the Property other than that of mortgagee, beneficiary or lender.

(b) This Agreement and the other Loan Documents are solely for the benefit of Lender and Borrower and nothing contained in this Agreement or the other Loan Documents shall be deemed to confer upon anyone other than Lender and Borrower any right to insist upon or to enforce the performance or observance of any of the obligations contained herein or therein. All conditions to the obligations of Lender to make the Loan hereunder are imposed solely and exclusively for the benefit of Lender and no other Person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that Lender will refuse to make the Loan in the absence of strict compliance with any or all thereof and no other Person shall under any circumstances be deemed to be a beneficiary of such

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conditions, any or all of which may be freely waived in whole or in part by Lender if, in Lender's sole discretion, Lender deems it advisable or desirable to do so.

Section 10.17. <u>Publicity</u>. All news releases, publicity or advertising by Borrower or their Affiliates through any media intended to reach the general public which refers to the Loan Documents or the financing evidenced by the Loan Documents, to Lender, CSFB, or any of their Affiliates shall be subject to the prior approval of Lender, except to the extent such release, publicity or advertising is required by securities laws, or is substantially similar to any release, publicity or advertising required by securities laws.

Section 10.18. <u>Waiver of Marshalling of Assets</u>. To the fullest extent permitted by law, Borrower, for itself and its successors and assigns, waives all rights to a marshalling of the assets of Borrower, Borrower's partners and others with interests in Borrower, and of the Property, or to a sale in inverse order of alienation in the event of foreclosure of the Mortgage, and agrees not to assert any right under any laws pertaining to the marshalling of assets, the sale in inverse order of alienation, homestead exemption, the administration of estates of decedents, or any other matters whatsoever to defeat, reduce or affect the right of Lender under the Loan Documents to a sale of the Property for the collection of the Debt without any prior or different resort for collection or of the right of Lender to the payment of the Debt out of the net proceeds of the Property in preference to every other claimant whatsoever.

Section 10.19. <u>Waiver of Counterclaim</u>. Borrower hereby waives the right to assert a counterclaim, other than a compulsory counterclaim, in any action or proceeding brought against it by Lender or its agents.

Section 10.20. <u>Conflict; Construction of Documents; Reliance</u>. In the event of any conflict between the provisions of this Loan Agreement and any of the other Loan Documents, the provisions of this Loan Agreement shall control. The parties hereto acknowledge that they were represented by competent counsel in connection with the negotiation, drafting and execution of the Loan Documents and that such Loan Documents shall not be subject to the principle of construing their meaning against the party which drafted same. Borrower acknowledges that, with respect to the Loan, Borrower shall rely solely on its own judgment and advisors in entering into the Loan without relying in any manner on any statements, representations or recommendations of Lender or any parent, subsidiary or Affiliate of Lender. Lender shall not be subject to any limitation whatsoever in the exercise of any rights or remedies available to it under any of the Loan Documents or any other agreements or instruments which govern the Loan by virtue of the ownership by it or any parent, subsidiary or Affiliate of Lender of any equity interest any of them may acquire in Borrower, and Borrower hereby irrevocably waives the right to raise any defense or take any action on the basis of the foregoing with respect to Lender's exercise of any such rights or remedies. Borrower acknowledges that Lender engages in the business of real estate financings and other real estate transactions and investments which may be viewed as adverse to or competitive with the business of Borrower or its Affiliates.

Section 10.21. <u>Brokers and Financial Advisors</u>. CJ Melody ("Broker") has acted as a finder or broker in the proposed transaction, and may be paid a brokerage fee by Borrower upon funding of the Loan pursuant to an agreement with Borrower. Borrower agrees to be responsible for all fees and compensation payable to Broker, and hereby represents that it has dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by this Agreement other than Broker. Borrower hereby agrees to indemnify, defend and hold Lender harmless from and against any and all claims, liabilities, costs and expenses of any kind (including Lender's attorneys' fees and expenses) in any way relating to or arising from a claim by Broker, or by any other person or entity claiming to have acted on behalf of Borrower in connection with the transactions contemplated herein. The provisions of this <u>Section 10.21</u> shall survive the expiration and termination of this Agreement and the payment of the Debt.

Section 10.22. <u>Prior Agreements</u>. This Agreement and the other Loan Documents contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, including, without limitation, the terms set forth in any term sheet or commitment letter related to the transactions contemplated hereby, whether or not executed, are superseded by the terms of this Agreement and the other Loan Documents.

Section 10.23. <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.

[NO FURTHER TEXT ON THIS PAGE]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

MAGUIRE PROPERTIES-IRVINE MV
CAMPUS, LLC,
a Delaware limited liability company

By:
    Name: Dallas E Locus
    Title: Chief Financial Officer

COLUMN FINANCIAL, INC.,
a Delaware corporation

By:_____
    Name:
    Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized representatives, all as of the day and year first above written.

MAGUIRE PROPERTIES-IRVINE MV
CAMPUS, LLC,
a Delaware limited liability company

By:_____
    Name:
    Title:

COLUMN FINANCIAL, INC.,
a Delaware corporation

By:_____
    Name:
    Title:

**Priscilla Horning,
Vice President**

Property

1.   All of Borrower's right, title and interest to, in and under that certain Declaration of Easements, Covenants, Conditions and Restrictions, dated as of November 22, 2004, by Maguire Properties, L.P., a Maryland limited partnership, as declarant, to be recorded in the real property records of Orange County, California.

2.   All of Borrower's right, title and interest to, in and under that certain property described on the following pages attached hereto.

SCHEDULE II

Exceptions to Representations

Section 4.1.5: (disclosed agreements)

Section 4.1.26: (identify subleases)

SCHEDULE III

Organizational Structure



Maguire Properties, Inc.,
a Maryland corporation

100%

Maguire Properties, L.P.,
a Maryland limited partnership
(Guarantor)

100%

Maguire Properties – Irvine MV Campus, LLC,
a Delaware limited liability company
(Borrower)

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SCHEDULE IV

Monthly Debt Service Payment Amount

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Required Repairs/Deadline for Completion

The deadline for completion of each of the Required Repairs set forth below shall be 330 days from the Closing Date.

Building Component	Repair Issue	Amount	125%
ROOFING			
	General/annual and preventative roof maintenance and anticipated repairs. Building A	$250	$313
	General/annual and preventative roof maintenance and anticipated repairs. Building B	$500	$625
	General/annual and preventative roof maintenance and anticipated repairs. Building D	$1,000	$1,250
MECHANICAL/ELECTRICAL			
	Complete preventive maintenance on the main switchboards at Buildings A, B, and C. This work includes cleaning and tightening of connections, exercising and testing circuit breakers and testing and calibration of the ground fault systems.	$15,000	$18,750
BUILDING EQUIP - ELEVATORS			
	At Building 17877 (B) Elevator No. 2, replace the car-operating button lens with square shouldered button lens to meet California ADA requirements.	$550	$688
	At Building 17877 (B) Elevator No. 2, replace the car-operating button Braille plates to meet California ADA requirements. Braille plates are to be black with white designation.	$850	$1,063
	At Building 17875 (A) Service Elevator No. 1, replace the car-operating button lens with square shouldered button lens to meet California ADA requirements.	$500	$625

(Continued on following page.)

Washington Mutual Irvine Campus - Required Repairs

(Continued from previous page.)

Building Component	Repair Issue	Amount	125%
BUILDING EQUIP - ELEVATORS	At Building 17875 (A) Service Elevator No. 1, replace the car-operating button Braille plates to meet California ADA requirements. Braille plates are to be black with white designation.	$750	$938
	At Building 17875 (A) Service Elevator No. 1, install new handrail on the side wall of the elevator cab to meet ADA requirements.	$1,200	$1,500
DISABLED-ACCESSIBILITY			
	Stripe path-of-travel from the disabled-accessible parking stalls to the sidewalk and from the public sidewalk to Buildings A and B.	$1,000	$1,250
	Reconstruct two concrete curb ramp to have an accessible slope at Building A.	$1,600	$2,000
	Install missing disabled-accessible parking sign at Building B.	$150	$188
	Lower restroom lavatory rim to be at 34"-high maximum at Buildings A and B.	$36,000	$45,000
	Raise drinking fountain to have a minimum knee clearance of 27"-high.	$2,520	$3,150
	Provide exit signs with Braille and raised characters in the exit stairwells and doors at Building B.	$500	$625
TOTALS		**$ 62,370**	**$ 77,963**

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